Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 2023 and 2022

INDEPENDENT AUDITOR’S REPORT Santiago, february 20, 2024 To the Shareholders and Directors Banco Santander - Chile Opinion We have audited the consolidated financial statements of Banco Santander - Chile and affiliates, which comprise the consolidated statements of financial position as of December 31 , 2023 and 2022 , and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements . In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander - Chile and affiliates as of December 31 , 2023 and 2022 , the results of its operations and its cash flows for the years then ended in accordance with accounting standards and instructions issued by the Financial Market Commission . Basis for Opinion We conducted our audits in accordance with Generally Accepted Auditing Standards in Chile . Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report . We are required to be independent of Banco Sanatander - Chile and affiliates and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion . Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards and instructions issued by the Financial Market Commission, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error . In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sanatander - Chile and affiliates' ability to continue as a going concern for a foreseeable future .

Santiago, february 20, 2024 Banco Santander - Chile 2 Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion . Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards in Chile will always detect a material misstatement when it exists . The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control . Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements . In performing an audit in accordance with Generally Accepted Auditing Standards in Chile, we : ● Exercise professional judgment and maintain professional skepticism throughout the audit. ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks . Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements . ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sanatander - Chile and affiliates internal control . Accordingly, no such opinion is expressed . ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements . ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sanatander - Chile and affiliates ability to continue as a going concern for a reasonable period of time .

Santiago, february 20, 2024 Banco Santander - Chile 3 We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and any internal control significant deficiency and material weakness that we identified during the audit . Fernando Orihuela B. RUT: 22.216.857 - 0

C o n s o li d a t e d F i n a n c i a l S t a t e m e n t s D e c e m b e r 20 2 3 / B a n c o S a n t a n d e r - C h il e 1 C O N T E N T S C O N S O L I D A T E D F I N A N C I A L ST A T E M E N T S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ............................................................................................................................. ... .................................……………….2 CONSOLIDATED STATEMENTS OF INCOME ............................................................................................................................. ... ........................................................……………….4 CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME ............................................................................................................................. ... ..........……………….6 CONSOLIDATED STATEMENTS OF CASH FLOWS ............................................................................................................................. ... ...............................................……………….7 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY....................................................................................................................... ... ............................................ …………10 CONSOLIDATED FINANCIAL STATEMENTS NOTES NOTE 01 - BACKGROUND OF THE INSTITUTION ............................................................................................................................. ... ................................................................. 12 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS ............................................................................................................................. ... ....................................... 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED .............................................................................. 44 NOTE 04 - ACCOUNTING CHANGES ............................................................................................................................. ... ...................................................................................... 47 NOTE 05 - SIGNIFICANT EVENTS ............................................................................................................................. ... ............................................................................................ 48 NOTE 06 - BUSINESS SEGMENT ............................................................................................................................. ... .............................................................................................. 51 NOTE 07 - CASH AND CASH EQUIVALENTS ............................................................................................................................. ... .......................................................................... 54 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS ............................................................................................ 55 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS .............................................................. 57 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS ............................................................................................ 58 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ................................................................................................................... 59 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES ........................................................................................................................ 63 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST ............................................................................................................................. ... .......................................................... 73 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES ............................................................................................................................. ... .............................. 94 NOTE 15 - INTANGIBLE ASSETS ............................................................................................................................. ... .............................................................................................. 96 NOTE 16 - FIXED ASSETS ............................................................................................................................. ... .......................................................................................................... 98 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS ............................................................................................................................. ... ................. 100 NOTE 18 - CURRENT AND DEFERRED TAXES ............................................................................................................................. ... ..................................................................... 103 NOTE 19 - OTHER ASSETS ............................................................................................................................. ... ..................................................................................................... 109 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE .................... 110 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS .................................................................................................... 111 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST ............................................................................................................................. ... ................................................ 113 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS ............................................................................................................................. ... ............................................. 124 NOTE 24 - PROVISIONS FOR CONTINGENCIES ............................................................................................................................. ... ................................................................. 126 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF ISSUED REGULATORY CAPITAL FINANCIAL INSTRUMENTS ................. 127 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK ............................................................................................................................. ... .......................................................... 128 NOTE 27 - OTHER LIABILITIES.................................................................................................................. ... ......................................................................................................... 130 NOTE 28 - EQUITY ............................................................................................................................. ... .................................................................................................................. 131 NOTE 29 - CONTINGENCIES AND COMMITMENTS ............................................................................................................................. ... .......................................................... 136 NOTE 30 - INTEREST INCOME AND EXPENSES ............................................................................................................................. ... ................................................................. 139 NOTE 31 - READJUSTMENT INCOME AND EXPENSE ............................................................................................................................. ... ........................................................ 141 NOTE 32 - COMMISSION INCOME AND EXPENSES..................................................................................................................... ... .................................................................. 143 NOTE 33 - NET FINANCIAL INCOME ............................................................................................................................. ... ................................................................................... 146 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES ............................................................................................................................. ... ............................................. 148 NOTE 35 - NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS ............................................................................ 149 N O T E 3 6 - O T H ER O P E R A T I N G I N C O M E A N D E X PE N S ES ............................... . ............................................................... . ............................... . ............................................... . 150 NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES ............................................................................................................................. ... ......................................... 151 NOTE 38 - ADMINISTRATIVE EXPENSE ............................................................................................................................. ... ............................................................................... 154 NOTE 39 - DEPRECIATION AND AMORTISATION................................................................................................................. ... .......................................................................... 155 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS ............................................................................................................................. ... ..................................................... 156 NOTE 41 - CREDIT LOSS EXPENSES..................................................................................................................... ... ............................................................................................. 157 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS ............................................................................................................................. ... ............................................. 161 NOTE 43 - RELATED PARTIES ............................................................................................................................. ... ............................................................................................... 162 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES ............................................................................................................................. ... ............... 169 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES ........................................................................................... 179 NOTE 46 - FINANCIAL AND NON - FINANCIAL ASSETS AND LIABILITIES BY CURRENCY ............................................................................................................................. 181 NOTE 47 - RISK MANAGEMENT AND REPORTING ............................................................................................................................. ... ............................................................ 182 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS .............................................................................................................. 213 NOTE 49 – SUBSEQUENT EVENTS ............................................................................................................................. ... ....................................................................................... 219

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2022

		As of December 31, 2023	As of December 31, 2022
ASSETS	**Note**	**Ch$mn**	**Ch$mn**
Cash and deposits in banks	**7**	**2,723,282**	**1,982,942**
Cash in collection process	**7**	**812,524**	**843,816**
Financial assets held for trading at fair value through profit or loss	**8**	**10,217,794**	**11,827,006**
Financial derivatives contracts	8	10,119,486	11,672,960
Debt financial instruments	8	98,308	154,046
Other		-	-
Non-trading financial assets mandatorily measured at fair value	**9**	**-**	**-**
Financial assets designated at fair value through profit or loss	**10**	**-**	**-**
Financial assets at fair value through other comprehensive income	**11**	**4,641,282**	**6,023,039**
Debt financial instruments	11	4,536,025	5,880,733
Other	11	105,257	142,306
Financial derivative contracts for hedge accounting	**12**	**605,529**	**477,762**
Financial assets at amortised cost	**13**	**47,834,678**	**42,560,431**
Rights under repurchase and securities lending agreements	13	-	-
Debt financial instruments	13	8,176,895	4,867,591
Interbank loans	13	68,326	32,955
Loans and receivables from clients - Commercial	13	17,401,425	17,043,575
Loans and receivables - Mortgage	13	16,925,058	15,622,418
Loans and receivables from clients - Consumer	13	5,262,974	4,993,892
Investment in companies	**14**	**55,284**	**46,586**
Intangible assets	**15**	**97,551**	**107,789**
Fixed assets	**16**	**198,744**	**189,364**
Assets with leasing rights	**17**	**153,528**	**182,526**
Current taxes	**18**	**146**	**315**
Deferred taxes	**18**	**428,549**	**314,125**
Other assets	**19**	**3,046,607**	**3,578,004**
Non-current assets and disposal groups for sale	**20**	**42,390**	**30,899**
TOTAL ASSETS		**70,857,888**	**68,164,604**

The accompanying notes form an integral part of the Consolidated Financial Statements.

2

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2022

		As of December 31, 2023	As of December 31, 2022
LIABILITIES	**Note**	**Ch$mn**	**Ch$mn**
Cash in collection process	**7**	**775,082**	**746,872**
Financial liabilities held for trading at fair value through profit or loss	**21**	**9,521,575**	**11,319,320**
Financial derivatives contracts	21	9,521,575	11,319,320
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	**10**	**-**	**-**
Financial derivative contracts for hedge accounting	**12**	**2,466,767**	**2,788,794**
Financial liabilities at amortised cost	**22**	**48,622,169**	**43,704,024**
Deposits and other demand liabilities	22	13,537,826	14,086,226
Time deposits and other term equivalents	22	16,137,942	12,978,790
Obligations under repurchase and securities lending agreements	22	282,584	315,355
Interbank borrowing	22	10,366,499	8,864,765
Debt financial instruments issued	22	8,001,045	7,165,893
Other financial liabilities	22	296,273	292,995
Obligations under leasing contracts	**17**	**104,516**	**137,089**
Financial instruments of regulatory capital issued	**23**	**2,422,659**	**2,324,116**
Provisions for contingencies	**24**	**108,781**	**172,826**
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	**25**	**154,033**	**247,508**
Special provisions for credit risk	**26**	**339,334**	**331,519**
Current taxes	**18**	**163,878**	**112,481**
Deferred taxes	**18**	**3,547**	**1**
Other liabilities	**27**	**1,683,654**	**2,041,682**
Liabilities included in disposal groups for sale	**20**	**-**	**-**
TOTAL LIABILITIES		**66,365,995**	**63,926,232**
EQUITY			
Capital	**28**	**891,303**	**891.303**
Reserves	**28**	**3,115,239**	**2.815.170**
Other accrued comprehensive income	**28**	**(5,242)**	**(167.147)**
Items that will not be reclassified to profit or loss		1,369	597
Items that may be reclassified to profit or loss		(6,611)	(167.744)
Retained earnings (expense) from prior years		**23,487**	**28.339**
Profit for the period	**28**	**496,404**	**808.651**
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	**28**	**(154,033)**	**(247.508)**
Equity holders of the Bank	**28**	**4,367,158**	**4.128.808**
Non-controlling interest	**28**	**124,735**	**109.564**
TOTAL EQUITY		**4,491,893**	**4,238,372**
TOTAL LIABILITIES AND EQUITY		**70.857.888**	**68,164,604**

The accompanying notes form an integral part of the Consolidated Financial Statements.

3

Banco Santander-Chile and Affiliates
CONSOLIDATED STATEMENTS OF INCOME
For the periods ending December 31, 2023 and 2022

		As of December 31,	
		2023	**2022**
	Note	**Ch$mn**	**Ch$mn**
Interest income	30	3,872,573	2,850,175
Interest expense	30	(3,130,089)	(2,247,808)
Net interest income	**30**	**742,484**	**602,367**
Readjustment income	31	531,418	1,236,481
Readjustment expenses	31	(152,464)	(240,502)
Net readjustment income	**31**	**378,954**	**995,979**
Commission income	32	848,513	729,063
Commission expense	32	(345,873)	(321,794)
Net commission income	**32**	**502,640**	**407,269**
Financial result per:			
Assets and liabilities for trading	33	91,761	78,191
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-
Gain or loss on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	33	(120,934)	(1,628)
Exchange, readjustments and hedge accounting of foreign currencies	33	329,412	141,090
Reclassifying of financial assets due to changes in business model	33	-	-
Other financial results	33	-	-
Net financial result	**33**	**300,239**	**217,653**
Results from investments in companies	34	8,763	10,310
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	13,558	6,223
Other operating income	36	3,807	5,539
TOTAL OPERATING INCOME		**1,950,445**	**2,245,340**
Expenses from obligations to employees	37	(412,275)	(414,808)
Administrative expenses	38	(320,111)	(310,219)
Depreciation and amortisation	39	(143,762)	(129,993)
Impairment of non-financial assets	40	(1,912)	-
Other operational expenses	36	(31,638)	(106,306)
TOTAL OPERATIONAL COSTS		**(909,698)**	**(961,326)**
OPERATING INCOME BEFORE CREDIT LOSS		**1,040,747**	**1,284,014**

The accompanying notes form an integral part of the Consolidated Financial Statements.

4

Banco Santander-Chile and Affiliates
CONSOLIDATED STATEMENTS OF INCOME
For the periods ending December 31, 2023 and 2022

		As of December 31,	
		2023	**2022**
	Note	**Ch$mn**	**Ch$mn**
Credit loss expenses due to:			
Provisions for credit risk due from banks and loans and receivables from clients	41	(572,590)	(418,066)
Special provisions for credit risk	41	(7,312)	(42,717)
Recovery of impaired loans	41	107,069	90,577
Impairment of the credit risk of other financial assets at amortised cost and financial assets at fair value in other comprehensive income	41	(759)	(521)
Credit loss expenses	**41**	**(473,592)**	**(370,727)**
OPERATIONAL RESULT		**567,155**	**913,287**
Results from continuing operations before taxes		**567,155**	**913,287**
Income tax	18	(56,341)	(89,430)
Results from continuing operations after taxes		**510,814**	**823,857**
Results from discontinued operations before taxes	**18**	**-**	**-**
Discontinued operations tax		-	-
Results from discontinued operations after taxes		**-**	**-**
CONSOLIDATED PROFIT FOR THE PERIOD	**28**	**510,814**	**823,857**
Attributable to:			
Equity holders of the Bank	28	496,404	808,651
Non-controlling interest	28	14,410	15,206
Earnings per share attributable to equity holders of the			
Basic utility	28	2,63	4,29
Diluted earnings	28	2,63	4,29

The accompanying notes form an integral part of the Consolidated Financial Statements.

5

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ending December 31, 2023 and 2022

		As of December 31,	
		2023	2022
	Note	Ch$mn	Ch$mn
CONSOLIDATED PROFIT FOR THE PERIOD		**510,814**	**823,857**
Other comprehensive results for the period:			
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS			
New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans		-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		2,151	(3)
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		-	-
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**2,151**	**(3)**
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	(581)	1
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**1,570**	**(2)**
ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS	**28**		
Changes in the fair value of financial assets at fair value through other comprehensive income	28	15,126	4,489
Translation differences by foreign entities	28	-	-
Hedge accounting of net investments in foreign entities	28	-	-
Cash flow hedge accounting	28	203,254	254,743
Undesignated elements of hedge accounting instruments	28	-	-
Other	28	2,367	(952)
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**220,747**	**258,280**
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	(59,602)	(71,084)
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**161,145**	**187,196**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**162,715**	**187,194**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**673,529**	**1,011,051**
Attributable to:			
Equity holders of the Bank		658,309	995,868
Non-controlling interest		15,220	15,183

The accompanying notes form an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 6

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending December 31, 2023 and 2022

		December 31,	
		2023	2022
	Note	Ch$mn	Ch$mn
CASH FLOWS FROM OPERATING ACTIVITIES:			
CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD		**567,155**	**913,287**
Non-cash charges (credits) to profit or loss:		**(975,625)**	**(1,316,046)**
Depreciation and amortisation	39	143,762	129,993
Impairment of non-financial assets	40	1,912	-
Provisions for asset risks	41	580,662	461,304
Fair value adjustments transferred to profit or loss		(125,613)	(20,173)
Results from investments in companies	34	(8,763)	(10,310)
Results from the sale of goods received in payment or awarded in a judicial auction	35	(8,451)	(6,653)
Provisions for assets received in payment	35	518	743
Profit/loss on sale of shareholding in other companies		-	-
Profit on sale of fixed assets	35	(5,281)	(6,405)
Penalty of assets received in lieu of payment	35	19,944	15,063
Interest and adjustment net income	31-32	(1,121,438)	(1,598,347)
Net commission income	32	(502,640)	(407,268)
Other non-cash charges (credits) to profit or loss		(6,578)	36,577
Income tax	18	56,341	89,430
Increase/decrease in operating assets and liabilities		**1,240,043**	**807,903**
Decrease (increase) in loans and receivables from clients		(2,047,036)	(2,026,071)
Decrease (increase) in financial investments		(1,908,858)	(647,482)
Decrease (increase) in repurchase agreements (assets)		-	-
Decrease (increase) in interbank loans		(35,372)	(32,527)
Decrease (increase) in assets received or awarded in payment		(11,739)	(1,533)
Increase (decrease) in creditors in current accounts		(697,222)	(2,673,664)
Increase (decrease) in deposits and time deposits		3,159,152	2,847,734
Increase (decrease) in liabilities to domestic banks		4,900	40,093
Increase (decrease) in other deposits and sight accounts		(162,301)	(756,337)
Increase (decrease) in liabilities to foreign banks		1,032,051	25,445
Increase (decrease) in obligations to the Central Bank of Chile		464,784	(27,356)
Increase (decrease) in repurchase contracts (liabilities)		(32,771)	228,721
Increase (decrease) in other financial obligations		3,278	110,089
Net increase in other assets and liabilities		595,951	1,714,650
Interest and readjustments received		4,662,944	4,086,656
Interest and readjustments paid		(4,107,151)	(2,488,310)
Dividends received from investments in companies		2,944	526
Fees and commissions received		621,286	729,063
Fees and commissions paid		(304,797)	(321,794)
Total cash flow provided by (used in) operating activities		**831,573**	**405,144**

The accompanying notes form an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 7

Banco Santander-Chile and Affiliates
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the periods ending December 31, 2023 and 2022

	Note	December 31, 2023 Ch$mn	December 31, 2022 Ch$mn
CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of fixed assets	16	(56,661)	(43,531)
Sales of fixed assets		1,643	4,827
Purchase of intangible assets	15	(45,067)	(54,899)
Acquisitions of investments in companies		-	-
Total cash flow provided by (used in) investment activities		**(100,085)**	**(93,603)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Attributable to shareholders' interest:			
Subordinated bond placement		-	101,533
Redemption of subordinated bonds and interest payments		-	-
Dividends paid		(485,191)	(464,977)
Redemption and payment of interest/letters of credit capital		(2,568)	(3,681)
Placement of current bonds		775,171	461,221
Redemption and payment of interest/principal on mortgage bonds		(7,545)	(6,655)
Redemption and payment of interest/current bond capital		(266,794)	(1,183,950)
Placement of bonds without fixed maturity		-	-
Redemption and payment of interest/bonds without fixed maturity capital		(28,243)	(28,263)
Interest payments/capital lease obligations		(33,702)	(24,682)
Attributable to non-controlling interest:			
Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest		-	-
Total cash flows used in financing activities		**(48,872)**	**(1,149,454)**
D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**682,616**	**(837,913)**
E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**(1,778)**	**25,904**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,079,886**	**2,891,895**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,760,724**	**2,079,886**

The accompanying notes form an integral part of the Consolidated Financial Statements.

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on	Note	December 31, 2023 Ch$mn	December 31, 2022 Ch$mn
Credit Risk Provision for the Statements of Cash Flows		580,662	461,304
Recovery of impaired loans		(107,069)	(90,577)
Net provision for loan loss	41	**473,593**	**370,727**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 8

Banco Santander-Chile and Affiliates
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reconciliation of liabilities arising from financing activities	31.12.2022	Cash Flow	Changes other than cash				31.12.2023
			Acquisition	Foreign Currency Movement	UF Movement	Fair Value Changes	
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subordinated Bonds	**1,733,870**	-	-	-	80,069	-	**1,813,939**
Senior bonds	**7,080,472**	508,377	-	-	336,536	-	**7,925,385**
Mortgage bonds	**81,623**	(7,545)	-	-	353	-	**74,431**
Bonds without fixed maturity	**590,246**	(28,243)	-	46,718	-	-	**608,721**
Dividends paid	**-**	(485,191)	-	-	-	-	**(485,191)**
Obligations under leasing contracts	**137,089**	(33,702)	-	-	1,129	-	**104,516**
Total liabilities from financing activities	**9,623,300**	**(46,304)**	**-**	**-**	**418,087**	**-**	**10,041,801**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 9

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended December 31, 2023 and 2022

	Equity attributable to shareholders									Non-controlling interest (*)	Total Equity
		Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2022	891,303	2,560,040	(2,224)	(113,696)	(373,581)	132,913	778,933	(238,771)	3,634,917	94,360	3,729,277
Payment of common stock dividends	-	-	-	-	-	-	(464,977)	-	(464,977)	-	(464,977)
Income reserves from the previous period	-	313,956	-	-	-	-	(313,956)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(10,107)	(10,107)	-	(10,107)
Provision and interest payments on bonds with no fixed term to maturity	-	(56,602)	-	-	-	-	28,339	1,370	(26,893)	-	(26,893)
Other movements	-	-	-	-	-	-	-	-	-	21	21
Subtotal: Transactions with shareholders during the period	-	257,354	-	-	-	-	(750,594)	(8,737)	(501,977)	21	(501,956)
Profit for the year (period)	-	-	-	-	-	-	-	808,651	808,651	15,206	823,857
Other comprehensive income for the year	-	-	-	3,566	254,743	(71,092)	-	-	187,217	(23)	187,194
Subtotal: Comprehensive income for the year	-	-	-	3,566	254,743	(71,092)	-	808,651	995,868	15,183	1,011,051
Closing balance on December 31, 2022	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	28,339	561,143	4,128,808	109,564	4,238,372
Distribution of results from previous year	-	-	-	-	-	-	808,651	(808,651)	-	-	-
Opening balances as of January 1, 2023	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	836,990	(247,508)	4,128,808	109,564	4,238,372
Payment of common stock dividends	-	-	-	-	-	-	(485,191)	-	(485,191)	-	(485,191)
Reserves of income from the previous period	-	300,069	-	-	-	-	(300,069)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	94,962	94,962	-	94,962
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(28,243)	(1,487)	(29,730)	-	(29,730)
Other movements	-	-	-	-	-	-	-	-	-	(49)	(49)
Subtotal: Transactions with shareholders during the period	-	300,069	-	-	-	-	(813,503)	93,475	(419,959)	(49)	(420,008)
Profit for the year (period)	-	-	-	-	-	-	-	496,404	496,404	14,410	510,814
Other comprehensive results for the period	-	-	-	18,534	203,254	(59,883)	-	-	161,905	810	162,715
Subtotal: Comprehensive income for the period	-	-	-	18,534	203,254	(59,883)	-	496,404	658,309	15,220	673,529
Closing balance as of December 31, 2023	891,303	3,117,463	(2,224)	(91,596)	84,416	1,938	23,487	342,371	4,367,158	124,735	4,491,893

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital.

The accompanying notes form an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 10

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY, continued

Period	Profit attributable to equity holders Ch$mn	Allocated to reserves Ch$mn	Allocated to dividends Ch$mn	Percentage distributio n %	Number of shares	Dividend per share (In Ch$)
Year 2022 (Shareholders Meeting April 2023)	808,651	300,069	485,191	60	188,446,126,794	2.575
Year 2021 (Shareholders Meeting April 2022)	774,959	309,984	464,977	60	188,446,126,794	2.467

The accompanying notes form an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 11

C o n s o li d a t e d F i n a n c i a l S t a t e m e n t s D e c e m b e r 20 2 3 / B a n c o S a n t a n d e r - C h il e 12 Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 01 - BACKGROUND OF THE INSTITUTION Banco Santander - Chile is a banking corporation organised under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC) . It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) programme . Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones SA and Santander Chile Holding SA, both subsidiaries controlled by Banco Santander Spain . As of December 31 , 2023 , Banco Santander Spain directly or indirectly owns 99 . 8 % of Santander Chile Holding SA and 100 % of Teatinos Siglo XXI Inversiones SA, which allows Banco Santander Spain control over 67 . 18 % of the Bank's shares . The Bank provides its clients with a wide range of general banking services, from individuals to large corporations . In addition, Banco Santander - Chile and its affiliates (collectively referred to as 'Bank' or 'Santander - Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking . The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www . santander . cl NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS a. Preparation Basis These Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022 , as well as the instructions issued by the FMC . The FMC, under Law No 21 , 000 , provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts . Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB) . In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail . The Bank uses certain currency terms and conventions for these Consolidated Financial Statements . Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile' . The notes in the Consolidated Financial Statements contain information in addition to that presented in the Consolidated Statements of Financial Position, Consolidated Income Statements, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows . They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner . b. Preparation of the Consolidated Financial Statements The Consolidated Financial Statements as of December 31 , 2023 , and 2022 incorporate the individual financial statements of the Bank and those of companies over which the Bank exerts control (affiliates) and include the adjustments, reclassifying and eliminations necessary to abide by the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements' . Control is achieved when the Bank : i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above . For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control . The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power . These include : The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. The potential voting rights held by the Bank, other vote holders or other parties. The rights arising from other contractual agreements Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings. Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control . Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Consolidated Statements of Income and Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary . Profit or loss alongside each component of the Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non - controlling interest . The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non - controlling interests, even if this results in the non - controlling interests having a deficit in certain circumstances . When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards . All balances and transactions between consolidated entities are eliminated . Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions . Accordingly, the book value of the Bank’s equity holders and the non - controlling interests are adjusted to reflect the changes in participation over subsidiaries . Any difference between the amount by which the non - controlling interests are adjusted and the fair value of the consideration being paid or received is recognised directly in equity and attributed to the equity owners of the Bank . The non - controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Consolidated Statements of Changes in Equity . Their share of the result for the year is shown as 'Profit attributable to non - controlling interest' in the Consolidated Statements of Income . 13 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, belong to the consolidation perimeter in such capacity:

i. Entities controlled by the Bank through participation in equity

	Main Activity	Place of Incorporation and operation	% of ownership					
			As of December 31, 2023			As of December 31, 2022		
			Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorías Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander SA Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros SA	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Banca Santander SA: its main activity is financing revolving inventory lines for automotive dealers.
- Multiplica SpA: its primary purpose is the development of incentive programmes that encourage the use of payment cards.
- Pagonxt Trade Chile Spa: the purpose of the Company is the provision of data processing and transmission services, databases and resources, among other services.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 14

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued iii. Associated entities An associate is an entity over which the Bank can exercise significant influence but not control or joint control . This capacity is usually manifested in a 20 % or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’ . The following entities in which the Bank has an interest and are recognised using the equity method are considered 'associates' : % Percentage of ownership Place of i nc o r po r a t i o n A s o f D e c e m b e r 31, A s o f D e c e m b e r 31, Name of associated entity M a i n A ct i v i t y a n d o p e r a t i o n 2023 2022 Redbanc SA T r a n s b a n k S A 15 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile ATM service Debit and credit card service Santiago, Chile Santiago, Chile 33 . 43 25 . 00 33 . 43 25 . 00 33.33 33.33 Santiago, Chile Electronic funds transfer and compensation services Centro de Compensación Automatizado SA 29.29 29.29 Santiago, Chile Repository of publicly offered securities Sociedad Interbancaria de Depósito de Valores SA 15.00 15.00 Santiago, Chile Payment clearing Cámara Compensación de Alto V a l o r S A 20.00 20.00 Santiago, Chile Administration of smart cards for public transportation Administrador Financiero del Transantiago SA 12.48 12.48 Santiago, Chile Administration of the infrastructure for the financial market of derivative instruments Servicios de Infraestructura de Me r ca d o OT C S A In the case of the Cámara Compensación Alto Valor SA, Santander - Chile has a representative participating in its Board of Directors. Management has concluded that this entails an exercise of significant influence over the latter. In the case of Servicios de Infraestructura de Mercado OTC SA, the Bank participates actively in its administration through its executives, which is why Management has concluded that it exercises significant influence over it.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued iv. Share or rights in other companies Entities over which the Bank has no control or significant influence are presented in this category . These equity instruments must be measured at fair value in compliance with IFRS 9 ‘Financial Instruments’ . Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances . This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range . In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition . Subsequent changes in this valuation shall be recognised in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss' . Dividends received from these investments are recorded in the Consolidated Statement of Income under 'Result from investments in companies' . These instruments are not subject to the IFRS 9 ‘Financial Instruments’ impairment model . c. Non - controlling interest Non - controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly . It is presented separately in the Consolidated Statements of Income and separately from the equity in the Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non - controlling interest . This is because the Bank controls them, but has no ownership expressed as a percentage . d. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision - making . Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects : i. The nature of the products and services; ii. The nature of production processes; iii. The type of customer category for which its products and services are intended; iv. The methods used to distribute their products or provide services; and v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds : i. Its reported revenues from ordinary activities, including both sales to external clients and intersegment sales or transactions, equal or exceed 10 % of the combined revenues from all operating segments' ordinary internal and external activities . ii. The amount of its reported results is, in absolute terms, equal to or greater than 10 % of the greater of (i) the combined profit reported by all operating segments that have not reported a loss ; and (ii) the combined loss reported by all operating segments that have reported a loss . iii. Its assets equal or exceed 10 % of the combined assets of all operating segments . Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments . The information must be disclosed separately if management believes it would be helpful to Consolidated Financial Statements users . Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other' . 16 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available. e. Functional and presentation currency The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21 , has defined the Chilean Peso as its functional and presentation currency, as it is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the cost and revenue structure . Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency' . f. Transactions in foreign currency The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars . The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (discounted spot rate), which amounted to $ 874 . 45 per US $ for December 31 , 2023 ( $ 849 . 59 for December 2022 ) . For other currencies, an external price provider is used . The net foreign exchange gain and loss includes recognising the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank . g. Cash and cash equivalents The indirect method is used to prepare the Consolidated Cash Flow Statements, starting with the Bank's consolidated pre - tax income, and then incorporating non - cash transactions, cash - flow - related income, and expense of activities classified as investments or financing . The following items are taken into consideration in the preparation of the Consolidated Cash Flow Statements : i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long - term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. h. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity . A 'financial asset' is any asset that is : (a) cash ; (b) an equity instrument of another entity ; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity ; or (d) a contract that will or may be settled using the entity's own equity instruments . 17 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued A 'financial liability' is any liability that is : (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity ; or (b) a contract that will or may be settled using the entity's equity instruments . An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities . A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date . 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date . ii. Initial recognition The Bank shall recognise a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations) . A conventional purchase or sale of financial assets shall be recognised using the accounting contract date or settlement date. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets . The business model refers to how the Bank manages its financial assets to generate cash flows . In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both . Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated . The principal is the fair value of the financial asset at initial recognition . Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments) . Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin . For the assessment, the Bank conducts a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement . The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets . The assessment of business models is not an instrument - by - instrument ranking approach but at a higher level of aggregation and considers all relevant evidence : model performance, risks affecting performance, and how managers are rewarded, among others . According to the above, the objectives of the business models are: To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life . Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration . To maintain financial assets for collection and sale . Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal . Therefore, there is a higher frequency and value of sales for this purpose . 18 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets . Assets are managed on a sales basis, and decisions are made on a fair value basis . The Bank classifies its financial assets depending on whether they are subsequently measured at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss . In addition, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income . Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium term, the need arose for the Bank to maintain collateral with a maturity between 2024 to 2026 . This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incrementing Loans programme (FCIC) and the demand to constitute larger technical reserves due to increased balances held by the Bank's clients . Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better . The Bank also has both the intention and the ability to hold them to maturity . Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortised cost, except for derivative liabilities measured at fair value through profit or loss . Reclassifying Reclassifying occurs only when the business model for managing financial assets has changed . These changes are determined by top management due to external or internal changes . Financial liabilities are not reclassified . iv . Measurement of financial assets/liabilities I n iti a l m e as u remen t Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss . Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following : (a) Amortised cost A financial asset is measured at amortised cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount . Interest income shall be calculated using the effective interest method . This method applies to financial assets and liabilities measured at amortised cost (interest income and interest expense) . The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortised cost of a financial liability . (b) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and if the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount . (c) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortised cost or fair value through other comprehensive income . 19 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued (d) Irrevocable election to measure at fair value with changes in other comprehensive income . Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognised in profit or loss for the period . Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss . Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortised cost, except for derivatives measured at fair value through profit or loss . v. Derecognition of financial assets/liabilities A financial asset shall be derecognised when and only when : (a) The contractual rights to the cash flow from the financial asset expire, or (b) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients . In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognised . In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing nor grants any credit enhancement to the new owners, and other similar cases, the transferred financial asset is derecognised from the Consolidated Statement of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer . In the case of sales of financial assets : (i) under fixed - price repurchase agreements or using the sale price plus interest, (ii) of securities lending agreements in which the borrower must return the same or (iii) similar assets and in other akin cases, the transferred financial asset is not derecognised from the Consolidated Statements of Financial Position and continues to be measured using the same criteria as before the transfer . A financial liability is derecognised when and only when it is extinguished – that is, when the obligation specified in the contract is paid for, cancelled or expired . In the case of loans, the FMC requirements for derecognition apply . See letter o), VIII . vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Consolidated Statement of Financial Position when, and only when, there is now a legally enforceable right to set off the recognised amounts and an intention to settle the net amount or to realise the asset and settle the liability, simultaneously . As of December 31 , 2023 , and 2022 , the Bank has no financial asset/liability that offset . i. Financial derivatives and accounting hedges Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value . Derivatives that do not qualify as hedging instruments are accounted for as trading instruments . 20 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting . For a financial derivative to be considered a hedging derivative, all the following conditions must be met : 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). 2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that : a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks . The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows : a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Consolidated Statement of Income . b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro - hedges'), gains or losses arising on measurement of the hedging instruments are recognised directly in the Consolidated Income Statements under 'Interest and adjustment income' . c. For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity . d. Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Consolidated Income Statements in 'Net income from financial operations' . If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued . When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortised to gain or loss from that date, when applicable . When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognised in the Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognised in equity until the hedged transaction occurs . At that time, it is recognised in the Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognised immediately in the Consolidated Statements of Income . Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable . It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand - alone basis . As of December 31 , 2023 , and 2022 , Banco Santander - Chile did not hold embedded derivatives in its portfolio . 21 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued j. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value . Assets and liabilities subsequently measured at amortised cost are not required to be measured at fair value . 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i . e . , an exit price) regardless of whether that price is directly observable or estimated using another valuation technique . Fair value measurement is for a specific asset or liability . Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date . In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either : (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability . When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and, in particular, the different types of risk related to the instrument . When valuation techniques are used, they maximise the use of the relevant observable input data and minimise that of unobservable input data . For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid - ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy . Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close - out cost) . All derivatives are recorded in the Consolidated Statements of Financial Position at fair value from the trade date . If their fair value is positive, they shall be recorded as an asset ; if their fair value is negative, they shall be recorded as a liability . In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price . Changes in the fair value of derivatives from the trade date are recognised with a balancing entry in the Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss' . Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price . If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over - the - counter (OTC) derivatives . The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets : 'net present value' (NPV) and option pricing models, among other methods . Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank’s own credit risk (Debt Valuation Adjustment or “DVA”) or the counterparty’s credit risk (Credit Valuation Adjustment or “CVA”) . The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non - organised markets as a result of the exposure to counterparty credit risk . The CVA is calculated considering the potential exposure to each counterparty in future periods . The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties . In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value . For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded . 22 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Equity instruments and contracts related to these instruments must be measured at fair value . Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate . This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range . Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income . As of December 31 , 2023 , and 2022 , no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active . The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date . The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives . Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels : Level 1 , Level 2 and Level 3 , in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs . Financial instruments at fair value and determined by published prices in active markets (Level 1 ) comprise government bonds, corporate bonds, exchange - traded derivatives, securitised assets, equities, short positions and issued bonds . In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models . In most cases, these internal models use data based on observable market parameters as significant inputs (level 2 ) and sometimes use significant unobservable inputs in market data (level 3 ) . Various techniques are used to estimate it, including extrapolating observable market data . The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates . The main techniques used as of December 31 , 2023 , and 2022 by the Bank's internal models to determine the fair value of financial instruments are described below : i. The Present Value method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps) . Estimated future cash flows are discounted using the interest rate curves of the related currencies . The interest rate curves are generally observable market data . ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black - Scholes model is normally used . Where appropriate, observable market inputs are used to obtain the bid - offer spread, exchange rates, volatility, correlation indexes and market liquidity . iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black - Scholes model (plain vanilla options) are used . The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates . The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity . The Bank's management verifies that the valuation models do not incorporate significant subjectivity . Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices . 23 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards).

Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use.

Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Consolidated Financial Statements.

k. Fixed assets

This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows:

i. Fixed assets for own use

Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned.

Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and Hardware	36
Vehicles	36
ATMs and teleconsultations	60
Machines and general equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 24

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes . If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years based on the new useful lives . Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred . ii. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use . l. Leases At the contract's creation, the Bank assesses whether it contains a lease or not . A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation . To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether : The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right. The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. The Bank has the right to direct the use of the asset – this is the decision - making purpose for which the asset is used. a. As a l e ss e e The Bank recognises a right - of - use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases' . The Bank's main contracts are for offices and branches which are necessary to undertake its activities . In the beginning, the right - of - use asset is equal to the lease liability . It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration . The average incremental interest rate is 1 . 44% . Subsequently, the asset is straight - line depreciated according to the contract's duration, and the financial liability is amortised in terms of the monthly payments . The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year . The lease's term encompasses non - cancellable periods stipulated within each contract . In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non - cancellable period of its lease contracts . Contracts with a non - cancellable period of 12 months or less are treated as short - term leases . Therefore, the related payments are recorded as a straight - line expense . Any change in the lease term or rent is treated as a new measurement of the lease . In the initial measurement, the Bank measures the right - of - use of the asset at cost . The rent of the lease contracts is agreed in UF and payable in Chilean pesos . According to Circular No 3 , 649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement . Therefore, readjustments should be recognised as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted . The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. b. As a l e ss o r When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease . To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset . If so, this corresponds to a financial lease . Otherwise, it is an operating lease . The Bank recognises lease rentals received on a straight - line income basis over the lease term. 25 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued c. Third - party financing The sum of present values of the lease payments receivable from the lessee is recognised in the line item : 'Loans and receivables from customers' in the Consolidated Statements of Financial Position . This includes the price of the lessee's right - to - call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right . The financial income and expense derived from these contracts are recorded in the Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term . m. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank . The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period . When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment . n. Intangible assets Intangible assets are non - monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights . The Bank recognises an intangible asset, whether purchased or self - created (at cost) when the asset's cost can be measured reliably . Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank . To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortisation and accumulated impairment loss are subtracted . Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated . Intangible assets are amortised linearly based on their estimated useful life, defined by default at 36 months . They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated . Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalised. o. Non - current assets held for sale Non - current assets held for sale and discontinued operations Per the IFRS 5 , 'Non - current assets held for sale and discontinued operations', a non - current asset is classified as held for sale if its carrying amount will be recovered mainly through a sale transaction rather than through continued use . To apply the above classification, the asset must meet the following requirements: - It must be available in its current conditions for immediate sale, and a sale must be highly probable . - For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal) . Also, a program to find a buyer and completing said purchase must have been actively initiated . - Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date . Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell. 26 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Assets received or awarded in lieu of payment The goods received or awarded in lieu of payment of credits and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction . In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired . If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Consolidated Income Statements under 'Provision for credit risk' . These assets are subsequently valued at the lower amount between the initially recorded figure and the net realisable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale . The differences between the two are recognised in the Consolidated Income Statements under 'Other operating expenses' . At the end of each year, the Bank reviews the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year . In December 2023 , the average cost was estimated at 5 . 67 % of the appraised value ( 5 . 80 % as of December 31 , 2022 ) . In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets . These assets are generally estimated to be disposed of within one year from the award date . Under article 84 of the General Banking Law, assets not sold within this period are charged - off through a single instalment . On March 25 , 2021 , the FMC issued Circular No . 2 , 247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1 , 2019 , and December 31 , 2021 , also allowing these assets' write - off to be made in instalments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal . p. Income and expense recognition The most important criteria used by the Bank to recognise its revenues and expenses are summarised as follows: i. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognised on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognise income on an accrual basis when a loan or one of its instalments is 90 days overdue . This means that interest, adjustments or commissions are not recognised in the Consolidated Income Statement unless effectively received . These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31 ) . Interest incomes of previous 'transactions with suspended accrual' are only recognised again when the debtor is up to date with its obligations . ii. Commissions, fees and similar items Fee and commission income and expenses are recognised in the Consolidated Income Statements using the criteria set out in IFRS 15, ‘Revenue from contracts with customers’. 27 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Under IFRS 15 , 'Revenue from contracts with customers', the Bank recognises revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer . Under this definition, an asset is transferred when the customer obtains control over the asset . The Bank considers the contractual terms and its traditional business practices for determining the transfer price . The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties . The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time . The main income arising from commissions, fees, and similar items are: Credit prepayment fees, which include fees related to customer prepayments of credit operations. Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third - party obligations. Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards. Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts. Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities. Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. Securitisation fees, which include fees for securitisation services. Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others . Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services . Commission expenses comprise: Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. Licence fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. Other fees for services linked to the credit card system and cards with the provision of funds. Expenses for loyalty and merit programme obligations for card clients. They refer to expenses related to customer benefit programmes related to the use of cards. Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. Fees for clearing high - value payments, which include fees to ComBanc, CCLV, etc. 28 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated . iii. Non - financial income and expenses They are recognised under the criteria established in IFRS 15 , 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued) . iv. Commissions in the formalisation of loans Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognised in the Consolidated Statements of Income over the life of the loan . q. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery . The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio : Individual assessment of debtors – This applies to debtors recognised as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis . Group assessment of obligors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to obligors that simultaneously meet the following conditions : i. The Bank has an aggregate exposure to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered as the gross amount before provisions or other mitigants . It also includes residential mortgages in its calculation . Concerning off - balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the CASB . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio of loans assesses on a group basis . Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans . I. Allowances for individual assessments The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity . The analysis of debtors focuses firstly on their credit quality . Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses : Normal, Substandard and Impaired . The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behaviour . 29 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The portfolio categories and their definitions are as follows:

i. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6.

Normal and Substandard Portfolio

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realised from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognised by the FMC.

Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 30

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Impaired Portfolio The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month . It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness . The impaired portfolio excludes : a) residential mortgage loans, with payments overdue less than 90 days ; and b) loans to finance higher education granted according to Law No 20 , 027 , that do not fulfil the non - performing conditions outlined in Circular No 3 , 454 of December 10 , 2008 . The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses . Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor . The allowance rates applied over the calculated exposure are as follows : 31 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile Allowance Estimated range of loss Classification 2% Up to 3% C1 10% Between 3% and 20% C2 25% Between 20% and 30% C3 40% Between 30% and 50% C4 65% Between 50% and 80% C5 90% More than 80% C6 All the obligor's loans are maintained in the Impaired Portfolio until its payment ability is normalised, notwithstanding the charge - off of each loan that meets Title II of Chapter B - 2 of the CASB . Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met : i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more. ii. The debtor has not been granted loans to refinance its obligations. iii. At least one of the payments includes the amortisation of capital. iv. Two payments must already be made if the debtor has made partial loan payments in the last six months. v. If the debtor must make monthly payments, four consecutive instalments must have been paid. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts. II. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions : i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered gross of provisions or other mitigants and includes residential mortgage loans for its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the CASB . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio evaluated under group assessment .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behaviour of the group and the recoveries of its non - performing loans . This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors . The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group - assessed portfolio . These include commercial loans for debtors not individually assessed, residential mortgage loans and consumer loans (including instalment loans, credit cards and overdraft facilities) . This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date . Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client - portfolio model) . This is known as the profile assignment method . The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non - performance, external credit behaviour, socio - demographic variables, and a response variable that determines a customer's risk, which in this case is non - performance equal to or greater than 90 days . Hence, common profiles are established and assigned a Probability of Non - Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD) Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated . This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans) . Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognise minimum provisions according to standard methods established by the FMC for those types of loans . While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk . Provisions must be made considering the higher value obtained between the respective standardised method and the internal method . Standard method of group portfolio provisioning i . M o r t g a g e p o r tf o l i o Under the CASB, the Bank applies the standard provisioning method for residential mortgages . Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan - to - value or LTV) that covers it . 32 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
LTV ≤ 40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV > 90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.
EL = Expected loss

This standardised approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programmes of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	Segment V: Deeded house price (UF)	
	V<1,000	1,000< V <= 2,000
LTV <= 40% 40% < LTV <= 80%	100	
80% < LTV <=90%	95	96
LTV > 90%	84	89

ii. Commercial portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 33

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued a. Commercial leasing operations For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease) . Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables : 34 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile Probability of Non - Performance (PNP) applicable according to delinquency and type of asset (%) Type of asset Days past due at the end of the month N o n - r e a l estate R e a l e sta t e 1.61 0.79 0 12.02 7.94 1 - 29 40.88 28.76 30 - 59 69.38 58.76 60 - 89 100.00 100.00 Non - performing portfolio Loss Given Default (LGD) applicable by PVB range and type of asset (%) N o n - r e a l estate R e a l e sta t e L T V ra n g e ( *) 18.2 0.05 L T V ≤ 40% 57.00 0.05 40% < L T V ≤ 50% 68.40 5.10 50% < L T V ≤ 80% 75.10 23.20 80% < L T V ≤ 90% 78.90 36.20 L T V > 90% ( *) L TV = C urr e n t v a l u e o f o p e r a t io n / l e a s e d a s s e t v a l u e The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non - real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time . b. Student loans For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable . The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month . When payment is due, the factor will also depend on the delinquency of the loan . For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20 , 027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans . Probability of Non - Performance (PNP) according to enforceability, delinquency and type of loan (%) Type of student loan D a ys p as t d u e a t m o n t h - e n d Presents payment enforceability or interest at month - end C O R FO a n d others CAE 2.90 5.20 0 15.00 37.20 1 - 29 43.40 59.00 30 - 59 Yes 71.90 72.80 60 - 89 100.00 100.00 Non - performing portfolio 16.50 41.60 N/A No

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Loss Given Default (LGD) and type of asset (%)		
Presents payment enforceability or interest at month-end	Type of student loan	
	CAE	CORFO and others
Yes	70.90	
No	50.30	45.80

c. Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)			
Days past due at month-end	Guarantee		
	LTVC ≤ 100%	LTVC > 100%	No collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTVC range (%)			
Collateral (with/without)	LTVC Range	Factoring and other commercial loans without responsibility of assignor	Factoring with responsibility of assignor
Collateral	**LTVC ≤ 60%**	5.00	3.20
	60% < LTVC ≤ 75%	20.30	12.80
	75% < LTVC ≤ 90%	32.20	20.30
	90% < LTVC	43.00	27.10
No collateral		56.90	35.90

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favour of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the LTVC ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 35

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the: - The collateral’s last valuation, whether in its appraisal or fair value, depending on the type of real collateral in question . The criteria in Chapters 7 - 12 of the Updated Collection of Banking Regulations (from now on : UCBR) should be considered to determine fair value . - Possible situations that could be causing temporary increases in the values of the guarantees . - Limits to the amount of coverage established in their respective clauses . In November 2023 , with the aim of improving the prediction of customer behaviour and maintaining high standards of monitoring, the Bank implemented a calibration of its group credit risk provisioning models . The effects of this calibration implied a lower provision of approximately Ch $ 13 , 835 million . III. Provisions for contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis - à - vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients . To calculate the provisions as indicated in Chapter B - 1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below : 36 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile Credit T r a n s l a t ion Factors (CTF) Type of loan 10% Immediately repayable unrestricted credit lines 15% Contingent loans linked to student loan (CAE) 20% Letters of credit for goods movement operations 40% Other unrestricted credit lines 50% Debt purchase commitments in local currencies abroad 50% Transactions related to contingent events 100% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans In the case of transactions with clients with non - performing loans, such exposure shall always equal 100 % of their contingent loans . IV. Guarantees and credit enhancements Guarantees and collateral are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favour are met . Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non - performance . For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values . Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior . The Bank has the necessary collateral revaluation standards in place . Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned . The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs . Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation . Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued V. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . As set out in number 9 of Chapter B - 1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims . VI. Provisions related to financing with FOGAPE guarantee Covid - 19 The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid - 19 guarantee, for which the expected loss must be determined . This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B - 1 . This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable . Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them . When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid - 19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor . When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4 , 1 (a) of Chapter B - 1 and shall be recognised in accounts separate from commercial, consumer and residential mortgage provisions . VII. Provisions established for credit risk as a result of supplementary prudential requirements This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1 - 13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B - 1 of the CASB . VIII. Impaired receivables and suspension of accrual For loans assessed on a case by case basis, the impaired portfolio comprises loans classified in the impaired portfolio plus categories B 3 and B 4 of the 'substandard portfolio' . For group assessment, it comprises loans in the impaired portfolio . The Bank ceases to recognise income on an accrual basis in the Consolidated Statement of Income when the loan or one of its instalments is 90 days overdue . From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Consolidated Statement of Financial Position . No income from such loans shall be recognised in the Consolidated Statement of Income unless actually received . IX. Charge - offs As a general rule, charge - offs should be applied when the contractual rights to the cash flows expire. The charge - offs in question refer to the derecognition in the Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in instalments or a leasing transaction (there are no partial charge - offs) . This includes overdue, past - due and current instalments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency . Charge - offs are always booked against the credit risk provisions set up under Chapter B - 1 of the CASB, regardless of the reason for the write - off . Charge - offs should be carried out in the following circumstances, whichever occurs first: a. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset. b. When an unencumbered claim is 90 days old since it was registered as an asset. c. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. d. When the period of arrears of a transaction reaches the time limit for charge - offs set out below: 37 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leasing	6 months
Other non-real estate leasing transactions	12 months
Real estate leasing (household and business)	36 months

X. Recovery of loans previously written off and receivables from clients

Subsequent payments on written-off transactions shall be recognised in the profit or loss statement as recoveries of charged-off loans.

When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognised as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets received or awarded in lieu of payment.

The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset.

r. Impairment of financial assets other than loans and receivables and contingent loans

The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortised cost other than loans and contingent receivables.

The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information.

This model uses a dual measurement approach in which the impairment provision is measured as follows:

- Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date.
- Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument.

At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'.

When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram:

Consolidated Financial Statements December 2023 / Banco Santander-Chile 38

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Change in credit quality since initial recognition		
Phase 1	**Phase 2**	**Phase 3**
Initial recognition	Significant increase in credit risk since initial recognition	Credit-impaired assets
Credit loss expected in 12 months	Lifetime credit loss	Lifetime credit loss

Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator.

Measurement of expected credit loss

Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are:

PD: The probability of default estimates the probability of non-performance over a given time frame.

LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time.

EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults.

The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through PD lifetime, among others.

Collateral and other credit enhancements are considered to measure expected credit loss.

Determination of a significant increase in risk

For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance.

The judgements and criteria used to establish thresholds are based on several principles. The principles are as follows:

- Universal: all financial instruments with a credit rating must be assessed for their potential SICR.
- Proportional: the definition of the SICR should consider each portfolio's particularities.
- Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort.
- Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative).
- Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information.
- Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management.
- Documentation: Appropriate documents must be prepared.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 39

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued To classify a financial instrument in phase 2, we consider the following criteria: • Quantitative criteria : changes in the risk of a default occurring over the expected life of the financial instrument are analysed and quantified relative to its level of credit risk at inception . For this purpose, quantitative thresholds have been defined for the portfolios . These thresholds can be expressed as an absolute or relative increase in the probability of default . • Qualitative criteria : using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc . ) . • Definition of default : this definition entails the application of various criteria to classify exposures as phase 3 , including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations . • Expected life of the financial instrument : we estimate the expected life of a financial instrument considering all contractual terms (e . g . prepayments, duration, repurchase agreements, etc . ) . Recognition of expected credit loss An entity shall recognise in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately . For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value . Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date . In the case of assets measured at amortised cost, impairment is presented through a complementary account that reduces the asset's value . s. Impairment of non - financial assets The Bank's non - financial assets are reviewed at each reporting date of the Consolidated Financial Statements for indications of impairment (i . e . , when the carrying amount exceeds the recoverable amount) . If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss . The recoverable amount is the higher of fair values minus disposal costs and value in use . In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre - tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted . If the recoverable amount of an asset is estimated to be lower than its carrying amount, it is written down from its recoverable amount . The impairment loss is recognised immediately in profit or loss . In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed . The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods . The impairment loss recognized in goodwill will not be reversed . t. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity are uncertain . These provisions are recognised in the Consolidated Statements of Financial Position when all the following requirements are met : i. It is a current obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. 40 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events . These are only confirmed if one or more uncertain future events occurs which are not within the Bank's control . The Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not . Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period . Provisions are used when the liabilities for which they were originally recognised are settled . Partial or total reversals are recognised when such liabilities cease to exist or are reduced . Provisions are classified according to the obligation covered as follows: - Provisions for employee benefit obligations - Provisions for lawsuits and litigations - Provisions for operational risk - Provisions for mandatory dividends - Provisions for contingent loan risks - Provisions for contingencies u. Income tax and deferred taxes The Bank recognises, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases . Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realised or settled according to current tax legislation . The future effects of tax legislation or tax rate changes are recognised in deferred taxes from when the law approving such changes is published . Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities . In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included . In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation . For presentation in the Consolidated Statements of Financial Position, in accordance with IAS 12 , the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level . v. Employee benefits i. Post - employment benefits – Defined Benefit Plan: According to the current collective labour covenant and other agreements, Banco Santander - Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement . Plan Features: The main features of the Post - Employment Benefits Plan promoted by the Banco Santander - Chile are: i. Aimed at the Bank's upper management . ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old . iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs . Periodic contributions will equal the amount each manager commits to their voluntary contribution plan . iv. The Bank will be responsible for granting the benefits directly . 41 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost . Components of defined benefit cost include : - Current and past service costs are recognised in profit or loss for the period. - Net interest over the net defined benefit liability (asset), recognised in profit or loss for the period. - The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognised in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value . The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party . These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits . The Bank recognises the present service cost and the net interest in the item 'Personnel wages and expenses' in the Consolidated Statement of Income . The plan's structure does not generate actuarial gains or losses . The plan's performance is established and fixed during the period ; consequently, there are no changes to the asset's ceiling . Accordingly, there are no amounts recognised in other comprehensive income . The post - employment benefits obligation recognised in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank . Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions . When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease . ii. Severance package: Severance packages by years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known . iii. Cash - settled share - based payments: The Bank allocates cash - settled share - based payments to certain executives of the Bank and its Subsidiaries under IFRS 2 . Accordingly, the Bank measures the services received and the obligation incurred at fair value . Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognising any change to fair value in the income statement for the period . w. Use of Estimates Preparing the Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses . Accordingly, actual results may differ from these estimates . In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value . The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date . When available, quoted market prices in active markets have been used for measurement . When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques . 42 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC . These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay . Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Consolidated Statement of Income . Loans are written off when the contractual rights for the cash flows expire . Nevertheless, the Bank will charge off per Title II of Chapter B - 2 of the CASB issued by the FMC for loans and accounts receivable from clients . Charge - offs are recorded as a reduction of credit risk provisions . The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments . Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected . These estimates are based on the best available information and mainly refer to the following: - Allowances for loan loss (Notes 13 and 41) - Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40) - The useful lives of tangible and intangible assets (Notes 15, 16 and 17) - The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44) - Commitments and contingencies (Note 29) - Current and deferred taxes (Note 18) x. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period . Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt . As of December 31 , 2023 , and 2022 , the Bank does not hold any instruments that have a dilutive effect on equity . y. Temporary acquisition (assignment) of assets Purchases (sales) of financial assets under non - optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits') . The difference between the purchase and sale prices is recorded as financial interest over the contract's life. z. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander SA Sociedad Securitizadora) that are owned by third parties are not included in the Consolidated Statements of Financial Position . The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Consolidated Statement of Income . aa. Provision for mandatory dividends As of December 31 , 2023 , and 2022 , the Bank recognised a liability (provision) for minimum or mandatory dividends . This provision is made under Article 79 of the Chilean Corporation Law, which is consistent with the Bank's internal dividend policy . This requires that at least 30 % of net income for the period to be distributed to shareholders, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares . This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in Consolidated Statements of Changes in Equity . 43 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below : a. Accounting Standards issued by the Financial Market Commission. General Standard No 484 - Commissions on credit operations . Law No 18 , 010 and adjustment to current contracts . As of August 5 , 2022 , the FMC has issued this instruction to establish requirements, rules and conditions for fees charged regarding money lending transactions . In general terms, any payment that the creditor receives or is entitled to receive will be considered interest, except for those that have a special legal regime and those that comply with the following : 1. The charge made to the debtor was calculated based on the cost of providing the service. 2. The service must be real, actually provided to the debtor and distinct from those inherent to the money lending operation. 3. The amount to be paid by the debtor must have been expressly informed and accepted by the debtor prior to collection and provision of the service. 4. The charges associated with the services to be contracted in connection with credit operations must be made available to the public through the same channels used to make offers of credit operations or the contracting of credit operations. The inherent services provided are defined as those necessary to initiate, execute, materialise or terminate the credit operation and those that the creditor is obliged to provide in compliance with legal and regulatory requirements applicable to credit operations . The same requirements and rules governing fees and commissions apply to money lending transactions originating from using credit lines associated with current accounts or credit cards as set out above . Administration, operation and maintenance services must be considered as fees, provided that the charge is not a function of the amount of the credit operation and that the cost has not been charged for another service product . Any charges that do not comply with commissions must be considered fees to calculate the maximum conventional rate . The instructions are effective as of August 1 , 2023 , and institutions that need to modify contracts must, at their own expense, send a communication indicating this fact, together with an annexe of modifications and their justifications for their acceptance or rejection, by the means agreed with their clients . Institutions may only terminate the contract in the event of rejection of amendments that are intended to bring contracts into line with the changes introduced . This regulation was implemented and had no material impact on the presentation of the Consolidated Financial Statements of the Bank . b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IAS 1 - Classification of liabilities as current - non - current . On January 23 , 2020 , the IASB issued an amendment affecting only the presentation of liabilities in the financial statements . The classification as current or non - current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only rights outstanding at the end of the reporting period affect the classification of a liability . Along the same lines, it specifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer a liability settlement and clarifies that the settlement refers to the transfer of cash, equity instruments, and other assets or services to the counterparty . This amendment is effective as of January 1 , 2023 , and is to be applied retrospectively, with early application permitted . This amendment does not have any material impact on the presentation of the Consolidated Financial Statements of the Bank . Amendment to IAS 8 - Definition of Accounting Estimates . As of February 12 , 2021 , the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate . According to the new definition, accounting estimates are 'monetary amounts in the financial statements subject to measurement uncertainty' . The amendments are effective for annual periods beginning on or after January 1 , 2023 , and include changes in accounting standards and accounting estimates occurring on or after the beginning of that period . Early application is allowed . This amendment does not have any material impact on the presentation of the Consolidated Financial Statements of the Bank . 44 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Amendment to IAS 1 and Statements of the practice of IFRS 2 - Disclosures of accounting standards . As of February 12 , 2021 , the IASB published this amendment intended to assist preparers in deciding which accounting standards should be disclosed in their financial statements . The modifications include the following : ▪ An entity must now disclose its material accounting policy information instead of its main accounting standards ; ▪ it explains how an entity can identify a material accounting policy and gives examples of when it will likely be material ; ▪ the amendments clarify that an accounting policy may be material because of its nature, even if the related amounts are immaterial . The amendments clarify that an accounting policy is material if users of an entity’s financial statements need it to understand other material information in the financial statements ; and ▪ the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure a material accounting policy . In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain the application of the ‘four - step materiality process’ to accounting policy information to support the amendments to IAS 1. The amendments are applied in prospective statements . The amendments to IAS 1 are effective for annual periods beginning January 1 , 2023 . Early application is allowed . Once the entity applies the amendments to IAS 1 , it is also permitted to apply them to IFRS Practice Statement 2 . The Bank has reviewed its disclosures under these standards, resulting in no material amendments . Amendment IAS 12 - Deferred taxation of assets and liabilities arising from a single transaction . This Amendment was issued on May 7 , 2021 , concerning the treatment of deferred taxes over leases and decommissioning obligations . In these cases, the entities shall recognise deferred assets and liabilities if equal deductible and temporary taxable differences arise . The amendment is effective for annual reporting periods beginning on or after January 1 2023 , with early adoption permitted . Management has implemented this amendment to the Financial Consolidated Statements of the Bank . Amendment of IFRS 17 - Initial Application of IFRS 17 and IFRS 9 , Comparative information . This Amendment, issued on December 9 , 2021 , allows an entity that applies IFRS 17 and IFRS 9 for the first time at the same time, to apply a "classification overlay", for the purpose of presenting comparative information about financial assets, if the comparative information of such financial assets has not been restated under IFRS 9 . The comparative information of a financial asset will not be restated if the entity chooses not to restate prior periods, or the entity restates prior periods, but the financial asset has been derecognized during those previous periods . An entity that elects to apply the amendment will apply it when it first adopts IFRS 17 (January 1 , 2023 ) . This amendment has no material impact on the presentation of the Consolidated Financial Statements . Amendment IAS 12 - International Tax Reform, based on Pillar Two Model Rules . The amendments introduce an exception to the requirements of IAS 12 , allowing an entity not to recognise and not disclose information about deferred tax assets and liabilities related to OECD Pillar Two income taxes . The entity applying the exception must disclose that it has applied the exception which is effective immediately upon issuance of the amendment . The remaining disclosure requirements are required for annual periods beginning on or after January 1 , 2023 . This amendment has no material impact on the presentation of the Consolidated Financial Statements . 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of December 31 , 2023 . Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date . a. Accounting Standards issued by the Financial Market Commission. Regulation for the new standardised methodology to calculate provisions for the consumer portfolio under review . On August 17 , 2022 , the Financial Market Commission (FMC) announced the start of the public consultation period regarding the published standardised methodology for calculating consumer and contingent loans granted by banking institutions established in the country . The regulation, under consultation, would allow all loans granted by banks to have a standard methodology for calculating provisions, including other loan portfolios . As of October 12 , 2023 , the Financial Market Commission informed the start of a new public consultation period for the regulatory proposal of establishing a standardised methodology for the provision consumer and contingent loans, which will form part of Chapter B - 1 of the CASB . This new 45 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued standard model has emerged as a result of the comments collated in the first consultation process . The standard model of provisions for contingent and consumer loans will become effective at the end of the January 2025 accounting period . As of the date these financial statements were issued, the final regulations have not yet been published . b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IFRS 16 - Lease liability on a sale and leaseback . This amendment, issued on September 22 , 2022 , requires a lessee - seller to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any gain or loss that relates to the right of use . The new requirements do not prevent a seller - lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease contract . The amendments are effective for annual periods beginning on or after January 1 , 2024 . Early application is permitted . This amendment has no material impact on the presentation of the Consolidated Financial Statements . Amendment to IAS 1 - Non - current liabilities with covenants . This amendment, issued on October 31 , 2022 , amends the requirements introduced by "Classification of liabilities as current or non - current", on how an entity classifies its debt and other financial liabilities as current or non - current in the following particular circumstance : only the covenants that an entity must comply by the reporting date affects the classification of a liability as current or non - current . In addition, an entity must disclose information in the notes that allows users of the financial statements to understand the risk that non - current liabilities with covenants may become repayable within twelve months . The amendments are effective for periods beginning on or after January 1 , 2024 . The amendments are applied retrospectively in accordance with IAS 8 and early application is permitted Amendment to IAS 7 and IFRS 7 - Supplier finance arrangements . The amendment to IAS 7 Statement of Cash Flows and IFRS 7 Disclosures about Financial Instruments requires an entity to disclose information about supplier finance arrangements that enable users of Financial Statements to evaluate the effects of those arrangements on the entity's liabilities and cash flows and its exposure to liquidity risk . The amendments to IAS 7 apply for annual periods beginning on or after January 1 , 2024 , and the amendments to IFRS 7 when the amendments to IAS 7 are applied . At the date of issuance of these consolidated financial statements, this standard has no impact . Amendment to IAS 21 to clarify accounting treatment when there is absence of convertibility . The modification issued on August 15 , 2023 , contains guidelines when a currency is interchangeable and how to determine the exchange rate when it is not interchangeable . The modifications include : 1. Specify when a currency is interchangeable with another currency and when it is not. 2. Specify how an entity determines the exchange rate to apply when a currency is not interchangeable. 3. Require disclosure of additional information when a currency is not redeemable. The amendment also includes a new appendix with application guides on interchangeability and a new illustrative example . The modifications are applicable for annual periods beginning on or after January 1 , 2025 , with early application permitted . At the date of issuance of these consolidated financial statements, this standard has no impact . 46 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 04 - ACCOUNTING CHANGES As of the date these Consolidated Financial Statements were issued, there were no accounting changes to disclose. 47 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 05 - SIGNIFICANT EVENTS As of December 31 , 2023 , the following events, considered by the Bank's management as material and affecting the Bank's operations, have been recorded in the Consolidated Financial Statements . Board of Directors At a Directors Board Meeting on March 28 , 2023 , it was agreed to summon an Ordinary Shareholders' Meeting for April 19 , 2023 , to propose a distribution of profits and dividend payments equal to 60 % of earnings as of December 31 , 2022 , equivalent to Ch $ 2 . 57469221 per share . It was also proposed that the remaining 40 % of profits be used to increase the Bank's reserves and/or profit . Considering the above, the Bank decided to increase the minimum provision for dividend payments up to 60 % of the profits accrued during 2022 . In the same Board meeting mentioned above, the resignation of Alternate Director Oscar von Chrismar was acknowledged, being replaced by Maria Olivia Recart Herrera . Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ('Profit attributable to the equity holders'), which amounted to MCh $ 485 , 191 . These earnings are equivalent to a dividend of Ch $ 2 . 57469221 per share . It was also approved that 40 % be allocated to : • Increasing Retained Earnings from prior years by the amount necessary to meet the payment of the next three interest coupons on the perpetual bond. • Increasing the Bank's Reserves and other retained earnings by the remaining amount. Furthermore, the following were elected as directors : Claudio Melandri Hinojosa (chairman), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as external auditors for the 2023 financial year . Subsidiaries and Associated Companies In the Extraordinary Board Meeting of Getnet on April 5 , 2023 , Mr . Carlos Alfredo Rocca Vidal resigned from the position of General Manager of the Company . By unanimous vote of the Board of Directors, Mr . Fernando Benito Olivares was appointed as the new General Manager . During 2023 , the company PagoNxt Trade Chile SpA was incorporated in Chile, whose sole shareholder is PagoNxt Trade S . L domiciled in Spain . As of July 2023 , PagoNxt Trade Chile SpA will be consolidated in the financial statements of Banco Santander Chile based on the fact that the relevant activities of said company initiated during said month are determined by the Bank and, therefore, it exercises control . On July 25 , 2023 , the shareholders of Santander Corredora de Seguros Limitada approved the reduction of its share capital in the sum of Ch $ 19 , 578 million, leaving the effective share capital as of August 30 , 2023 at Ch $ 12 , 304 million . This capital reduction did not mean a change in the percentages of shareholders' participation . On August 21 , 2023 , the shareholders of Santander Corredora de Seguros Limitada agreed to distribute the company's accumulated profits in the amount of Ch $ 50 , 323 million . 48 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 N O T E 0 5 - S I G N IF I C A N T E V E N TS , c o n t i n u e d On October 5 , 2023 , the partners Banco and Chile Holding agreed to distribute accumulated profits from Santander Asesorías Financieras, for an amount of Ch $ 19 , 058 million . This distribution of profits will be made in proportion to the participation that each partner has in the share capital, that is : a) Banco Santander - Chile in the sum of Ch $ 18 , 874 million ; and b) Santander Chile Holding S . A . in the sum of Ch $ 184 million . On October 11 , 2023 , Santander Asesorías Financieras realized the profit distributions mentioned in the previous paragraph . Likewise, it also reduced the company's capital for a total of Ch $ 38 , 499 million distributed among its shareholders, in accordance with the detail mentioned in the previous paragraph . Bond Issuance In 2023 , the Bank issued current FMC bonds for CLP 750 , 000 , 000 , 000 and UF 21 , 000 , 000 . Details of the placements made during the current year are included in Note 22 . 49 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile On October 20, 2023, and with a settlement date of October 27, 2023, a green bond in Japanese yen was issued through our EMTN program in the amount of JPY 8,000,000,000, maturing on October 27, 2025 at a rate of 0.845%. Other Transbank The Finance Ministry together with The Chilean Banks and Financial Institutions Association (ABIF), announced that the banks that are shareholders of Transbank started the process of selling their stock ownership in this company in consideration of the enactment of the four - part model in the payment system . Shareholders have chosen JPMorgan as their advisor bank for the sale . As of the date of this financial statements, there is no definite buyer for this stake . MPR On July 28 , 2023 , after eight months of maintaining the Monetary Policy Rate, the Central Bank of Chile reduced it by 100 points, going from 11 . 25 % to 10 . 25% . Subsequently, on September 4 , the Central Bank reduced the MPR again, reaching 9 . 50% . As of December 31 , 2023 , the MPR was set at 8 . 25% . M atu r i t y Date Issue A m o unt Issuance Date I ss uanc e rat e Annual Term Or i g i na l Currency Series 01 - 12 - 2028 100,000,000,000 01 - 12 - 2022 6.60% 6 years CLP AA1 01 - 06 - 2029 100,000,000,000 01 - 12 - 2022 6.20% 6.5 years CLP AA2 01 - 09 - 2030 100,000,000,000 01 - 09 - 2022 6.20% 8 years CLP AA3 01 - 03 - 2033 100,000,000,000 01 - 09 - 2022 6.25% 10.5 years CLP AA4 01 - 02 - 2032 10,000,000 01 - 08 - 2022 2.95% 9.5 years UF AA5 01 - 10 - 2037 5,000,000 01 - 10 - 2022 2.70% 15 years UF AA6 01 - 08 - 2026 75,000,000,000 01 - 02 - 2023 6.80% 3.5 years CLP AA7 01 - 09 - 2027 100,000,000,000 31 - 03 - 2023 6.70% 4.5 years CLP AA8 01 - 11 - 2030 75,000,000,000 31 - 03 - 2023 6.30% 8 years CLP AA9 01 - 03 - 2026 50,000,000,000 24 - 04 - 2023 7.10% 8 years CLP AA10 01 - 07 - 2026 50,000,000,000 01 - 07 - 2023 6.40% 3 years CLP AA11 01 - 03 - 2033 3,000,000 01 - 09 - 2023 3.40% 10 years UF AA12 01 - 09 - 2029 3,000,000 01 - 09 - 2023 3.40% 6 years UF AA13

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 N O T E 0 5 - S I G N IF I C A N T E V E N TS , c o n t i n u e d Central Bank of Chile On September 26 , 2023 , The Council of the Central Bank of Chile made available a special program that includes the issuance of certificates of deposits of liquidity in the national currency (PDL), with the unique aim to warrant and provide operative support to the payment of the Liquidity Facility Conditional to Incrementing Loans (FCIC) . On October 13 , 2023 , the FMC published a communique instructing the accounting treatment of these PDL, which shall be recorded as Financial debt instruments within the section of financial assets at amortised cost . As of December 31 , 2023 , the Bank had invested $ 3 , 392 , 609 million in these types of instruments . Interchange fees As of October 1 , 2023 , the first cycle of reductions in the limits on interchange fees began as per the agreement adopted by the Committee for Setting Limits on Interchange Fees and published on April 26 , 2023 in the Official Gazette . The maximum rates will be 0 . 5 % for debit cards, 1 . 14 % for credit cards, and 0 . 94 % for cards for the provision of funds . 50 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 N O T E 0 6 - B US I N ESS SE G M E N T The Bank manages and measures the performance of its operations by business segments . Their reporting is based on the Bank's internal information system for management of the segments established by the Bank . Inter - segment transactions are conducted under normal commercial terms and conditions . Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably . A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly . To comply with the strategic objectives established by the senior management and adapt to changing market conditions, the Bank makes organisational adjustments from time to time . These adjustments affect how it is managed or administered to a greater or lesser extent . Accordingly, the present disclosure provides information on how the Bank is managed as of December 31 , 2023 . The Bank comprises the following business segments : Retail Banking It includes individuals and small to middle - sized companies (SMEs) with an annual income of less than Ch $ 3 , 000 million . This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance . Additionally, SME clients are offered government - guaranteed loans, leasing and factoring . Middle - market This segment comprises companies and large corporations with annual sales exceeding Ch $ 3 , 000 million and institutions such as universities, government entities, municipalities and regional governments . This segment also includes companies in the real estate sector executing projects for sale to third parties, along with all construction companies with annual sales over Ch $ 800 million . The companies within this segment have access to many products, including commercial loans, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, and mutual funds and insurance brokerage . Additionally, companies in the real estate industry are offered specialised services to finance residential projects, with the aim of raising mortgage loan sales . Corporate and Investment Banking (CIB) This segment comprises foreign multinational companies or Chilean multinational companies with sales above Ch $ 10 , 000 million . This segment offers a wide range of products, including commercial lending, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, and mutual fund and insurance brokerage . This segment also includes a Treasury Division, which provides sophisticated financial products to Middle - market and CIB customers . These include products such as short - term financing and fundraising, brokerage services, derivatives, securitisation, and other tailor - made products . In addition, the Treasury Division may act as a broker for transactions as well as manage a portion of the Bank's investment portfolio . Corporate Activities ('Other') This segment includes Financial Management, which performs the global management of the structural exchange rate position, the structural interest rate risk, and liquidity levels . The latter is managed through the implementation of issuances and other institutional funding mechanisms . Likewise, it also manages capital levels, capital assignment to the different business segments, transfer prices and the cost of financing its own investment portfolio . This usually entails that this segment has a negative contribution to the results . Furthermore, this segment incorporates all intra - segment results and all activities not allocated to a segment or product with customers . 51 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 06 - BUSINESS SEGMENTS, continued

The accounting policies of the segments are the same as those described in the breakdown of accounting standards and are customised to meet the Bank's management needs. The Bank's earnings stem mostly from income from interest, commissions, and financial transactions. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision expenses to assess segment performance and thus make decisions on the resource allocation to the segments.

The tables below show the Bank's balances by business segment as of December 31, 2023, and 2022.

			As of December 31, 2023					
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Net segment contribution
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments								
Retail Banking	29,066,792	13,896,076	1,381,014	376,643	44,777	(423,689)	(661,901)	**716,844**
Middle-market	8,774,343	5,513,939	459,256	64,964	28,185	(54,537)	(106,851)	**391,017**
Corporate Investment Banking	3,077,491	8,256,291	248,381	50,457	185,623	1,751	(95,914)	**390,298**
Corporate Activities ('Other')	(106,740)	2,009,462	(967,213)	10,576	41,654	2,883	(11,482)	**(923,582)**
Total	**40,811,886**	**29,675,768**	**1,121,438**	**502,640**	**300,239**	**(473,592)**	**(876,148)**	**574,577**
Other operating income								3,807
Other operating expenses and impairments								(33,550)
Results of non-current assets and disposal groups not qualifying for discontinued operations								13,558
Results from investments in companies								8,763
Results from pre-tax continuing operations								**567,155**
Income tax								(56,341)
Profit from continuing operations after taxes								510,814
Results from pre-tax discontinued operations								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Consolidated profit for the period								**510,814**

(1) Loans receivable from clients at amortised cost plus the balance owed by banks, without deducting their respective provisions
(2) Concerns deposits, demand liabilities, and other time deposits.
(3) Concerns the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Concerns the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 52

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 06 - BUSINESS SEGMENTS, continued

			At December 31, 2022					
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Net segment contribution
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments								
Retail Banking	27,081,897	13,553,898	1,129,553	312,706	34,721	(270,454)	(635,991)	**570,535**
Middle-market	8,641,652	6,110,529	389,297	62,644	22,979	(63,988)	(105,160)	**305,772**
Corporate Investment Banking	2,978,420	6,636,113	143,575	37,300	158,268	(11,297)	(91,926)	**235,920**
Corporate Activities ('Other')	27,432	764,476	(64,079)	(5,381)	1,685	(24,988)	(21,943)	**(114,706)**
Total	**38,729,401**	**27,065,016**	**1,598,346**	**407,269**	**217,653**	**(370,727)**	**(855,020)**	**997,521**
Other operating income								5,539
Other operating expenses and impairments								(106,306)
Results of non-current assets and disposal groups not qualifying for discontinued operations								6,223
Results from investments in companies								10,310
Results from pre-tax continuing operations								**913,287**
Income tax								(89,430)
Profit from continuing operations after taxes								**823,857**
Results from pre-tax discontinued operations								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Consolidated profit for the period								**823,857**

(1) Loans receivable from clients at amortised cost plus the balance owed by banks, without deducting their respective provisions.
(2) Concerns deposits, demand liabilities, and other time deposits.
(3) Concerns the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Concerns the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 53

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 07 - CASH AND CASH EQUIVALENTS

a. The detail of the balances included under cash and deposits in banks is as follows:

	As December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Cash and deposits in banks		
Cash	1,198,568	1,110,830
Deposits in the Central Bank of Chile	654,883	444,491
Deposits in foreign central banks	-	-
Deposits in domestic banks	1,128	2,646
Deposits foreign banks	868,703	424,975
Subtotal cash and deposits with banks	**2,723,282**	**1,982,942**
Cash items in collection process	37,442	96,944
Other cash equivalents	-	-
Total cash and cash equivalents	**2,760,724**	**2,079,886**

The balance of funds held in cash at the Central Bank of Chile follows regulations concerning requirements and technical reserves that the Bank must maintain on average every month, although these funds are immediately available.

b. Operations in the process of settlement:

Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Assets		
Documents held by other banks (document to be cleared)	85,467	93.650
Funds to be received	727,057	750.166
Subtotal	**812,524**	**843,816**
Liabilities		
Funds to be paid	775,082	746,872
Subtotal	**775,082**	**746,872**
Cash items in collection process	**37,442**	**96,944**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 54

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS

a) As of December 31, 2023 and 2022, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss:

		Fair value	
		As of December 31,	
		2023 Ch$mn	2022 Ch$mn
Financial derivatives contracts			
Forwards		1,262,688	1,669,807
Swaps		8,848,051	9,992,123
Call options		4,100	1,429
Put options		4,647	9,601
Future		-	-
Other		-	-
	Subtotal	**10,119,486**	**11,672,960**
Debt financial instruments			
Instruments of the Chilean Central Bank and Government		98,308	153,967
Other debt financial instruments issued in the country		-	-
Debt financial instruments issued abroad		-	79
	Subtotal	**98,308**	**154,046**
Other financial instruments			
Mutual Fund Investments		-	-
Equity instruments		-	-
Loans originated and purchased by the entity		-	-
Other		-	-
	Subtotal	**-**	**-**
Total		**10,217,794**	**11,827,006**

b) Details of financial derivative contracts as of December 31, 2023 and 2022, are as follows:

	As of December 31, 2023								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	**49,659,730**	**1,262,688**
Interest rate swaps	-	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	**84,821,033**	**2,342,464**
Currency and interest rate swaps	-	2,244,387	5,046,413	19,143,224	45,796,932	18,911,629	45,822,348	**136,964,933**	**6,505,587**
Currency call options	-	44,358	100,886	84,331	-	-	-	**229,575,00**	**4,100**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	212,940	114,990	54,949	6,558	-	-	**389,437**	**4,647**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**23,988,970**	**36,607,024**	**53,761,624**	**69,305,093**	**27,429,429**	**60,972,568**	**272,064,708**	**10,119,486**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 55

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS, continued

	December 31, 2022								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	9,245,832	7,653,539	9,828,036	6,178,376	1,009,395	737,202	**34,652,380**	**1,669,807**
Interest rate swaps	-	5,583,353	8,796,596	26,246,111	24,855,247	11,658,182	16,373,617	**93,513,106**	**4,283,817**
Currency and interest rate swaps	-	1,258,796	1,575,109	5,398,185	19,811,336	11,689,202	21,297,126	**61,029,754**	**5,708,306**
Currency call options	-	99,157	80,844	24,744	-	-	-	**204,745**	**1,429**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	309,713	1,699	7,816	-	-	-	**319,228**	**9,601**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**16,496,851**	**18,107,787**	**41,504,892**	**50,844,959**	**24,356,779**	**38,407,945**	**189,719,213**	**11,672,960**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 56

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. 57 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. 58 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: 59 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile A s of De c e mb e r 31, Financial assets at fair value through other comprehensive income 2022 2023 Ch$mn Ch$mn Debt financial instruments Instruments of the Chilean Central Bank and Government 3,331,264 2,286,541 Debt financial instruments of the Central Bank of Chile 742,717 737,705 Bonds and promissory notes of the General Treasury of the Republic 432 454 Other fiscal debt financial instruments 4,074,413 3,024,700 Subtotal 207,280 362,893 U nd er re pu r ch a s e a gre e me nt Other debt financial instruments issued in the country 9,891 6,656 Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies 7 - Other debt financial instruments issued in the country 9,898 6,656 Subtotal 91 77 U nd er re pu r ch a s e a gre e me nt Debt financial instruments issued abroad 1,668,670 1,238,866 Debt financial instruments of foreign central banks - - Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad 127,752 265,803 Other debt financial instruments issued abroad 1,796,422 1,504,669 Subtotal 127,752 - U nd er re pu r ch a s e a gre e me nt Other financial instruments Loans originated and purchased by the entity - - Interbank loans 142,306 105,257 Commercial loans - - Mortgage loans - - Co n s u m e r l o a n s - - Other 142,306 105,257 Subtotal 6,023,039 4,641,282 TOTAL In the section of debt financial instruments, the item 'Of the Chilean Central Bank and the Government' includes instruments that guarantee margins on derivative transactions through Comder Contraparte Central SA for Ch $ 224 , 680 million and Ch $ 133 , 480 million as of December 31 , 2023 and 2022 , respectively . In the section of debt financial instruments, the item 'Debt financial instruments issued abroad' includes instruments that guarantee margins on derivative transactions through the London Clearing House (LCH) in the amount of Ch $ 71 , 705 million and Ch $ 69 , 666 million as of December 31 , 2023 and 2022 , respectively . Additionally, to comply with the initial margin requirements of the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear for the amount of Ch $ 564 , 020 million and Ch $ 590 , 466 million as of December 31 , 2023 and 2022 , respectively . Provisions for credit risk, in terms of debt financial instruments, amounted to Ch $ 787 million and Ch $ 877 million as of December 31 , 2023 and 2022 , respectively . Provisions for credit risk on commercial loans amounted to Ch $ 125 million and Ch $ 326 million as of December 31 , 2023 and 2022 , respectively .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of December 31, 2023 and 2022, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for: 60 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile A s of Dece mb e r 31, 2022 Ch$mn 2023 Ch$mn (109,392) ( 89 , 7 48) Unrealised profit (loss) (110,130) (91,596) Att r ibut a bl e t o e quit y h o ld ers 738 1,848 Attributable to non - controlling interest Debt financial instruments generated the following gross realised gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income: A s of D e ce mb e r 31, 2022 2023 Ch$mn Ch$mn 452,668 6,837,112 Sales of available - for - sale investments that generate realised profit 121 392 Profit incurred 1,122,222 1,605,762 Sales of available - for - sale investments that generate realised loss 22,195 134,485 L o ss i n c u rre d The movement of expected credit loss as of December 31, 2023 is as follows: Total Phase 3 Phase 2 Phase 1 D e bt fi n a n c ial i ns t r u m e n t s Ch$mn Ch$mn Ch$mn 877 - - 877 Expected credit loss as of January 1, 2023 9,051 - - 9,051 Newly acquired assets - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 (9,174) - - (9,174) Assets derecognised (excluding charge - offs) 33 - - 33 Change in measurement without portfolio reclassifying during the period - - - - S a le o r a s s ig n m e n t o f l o a n s - - - - Adjustment for changes and other 787 - - 787 A s of D e ce mb e r 31, 2023 Total Phase 3 Phase 2 Phase 1 C o mm e r c ial l o a n s Ch$mn Ch$mn Ch$mn 326 - - 326 Expected credit loss as of January 1, 2023 162 - - 162 New assets originated - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 (313) - - (313) Assets derecognised (excluding charge - offs) (50) - - (50) Change in measurement without portfolio reclassifying during the period - - - - S a le o r a s s ig n m e n t o f l o a n s - - - - Adjustment for changes and other 125 - - 125 A s of D e ce mb e r 31, 2023

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The movement of expected credit loss as of December 31, 2022, is as follows:

Debt financial instruments	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2022	**703**	-	-	**703**
Newly acquired assets	5,627	-	-	**5,627**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(5,553)	-	-	**(5,553)**
Change in measurement without portfolio reclassifying during the period	100	-	-	**100**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2022	**877**	-	-	**877**

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2022	**226**	-	-	**226**
New assets originated	76	-	-	**76**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(53)	-	-	**(53)**
Change in measurement without portfolio reclassifying during the period	77	-	-	**77**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2022	**326**	-	-	**326**

The Bank assessed those instruments with unrealised loss as of December 31, 2023 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealised loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealised loss as of December 31, 2023, were not in a continuous unrealised loss position for over one year.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 61

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following table shows debt instruments and trading placements at fair value through accumulated other comprehensive income of unrealised gains and losses as of December 31, 2023 and 2022:

	As of December 31, 2023			
	Amortised cost Ch$mn	Fair value Ch$mn	Unrealised profit Ch$mn	Unrealised loss Ch$mn
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	2,286,208	2,286,541	417	(84)
Bonds and promissory notes of the General Treasury of the Republic	801,738	737,705	24,466	(88,499)
Other fiscal debt financial instruments	444	454	10	-
Subtotal	**3,088,390**	**3,024,700**	**24,893**	**(88,583)**
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	7,858	6,656	23	(1,225)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	-	-	-	-
Subtotal	**7,858**	**6,656**	**23**	**(1,225)**
Debt financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,264,768	1,238,866	18,330	(44,232)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	260,401	265,803	6,966	(1,564)
Subtotal	**1,525,169**	**1,504,669**	**25,296**	**(45,796)**
Loans originated and purchased by the entity				
Commercial loans	109,613	105,257	-	(4,356)
Subtotal	**109,613**	**105,257**	**-**	**(4,356)**
Total	**4,731,030**	**4,641,282**	**50,212**	**(139,960)**

	As of December 31, 2022			
	Amortised cost Ch$mn	Fair value Ch$mn	Unrealised profit Ch$mn	Unrealised loss Ch$mn
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	3,331,635	3,331,264	2,270	(2,641)
Bonds and promissory notes of the General Treasury of the Republic	834,908	742,717	27	(92,218)
Other fiscal debt financial instruments	407	432	25	-
Subtotal	**4,166,950**	**4,074,413**	**2,322**	**(94,859)**
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	10,082	9,891	16	(207)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	6	7	1	-
Subtotal	**10,088**	**9,898**	**17**	**(207)**
Deft financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,683,052	1,668,670	39,210	(53,592)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	116,351	127,752	11,401	-
Subtotal	**1,799,403**	**1,796,422**	**50,611**	**(53,592)**
Loans originated and purchased by the entity				
Commercial loans	155,990	142,306	-	(13,684)
Subtotal	**155,990**	**142,306**	**-**	**(13,684)**
Total	**6,132,431**	**6,023,039**	**52,950**	**(162,342)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 62

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES

As of December 31, 2023 and 2022, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of December 31, 2023									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	**9,821,911**	96,729	1,319,275
Currency and interest rate swaps	-	87,445	216,904	902,332	4,075,196	497,502	1,764,227	**7,543,606**	251,810	174,041
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**100,007**	**3,873,612**	**3,873,940**	**6,294,334**	**847,282**	**2,376,342**	**17,365,517**	**348,539**	**1,493,316**
Cash flow hedge derivatives										
Currency forwards	-	43,242	177,000	2,207,656	8,745	-	-	**2,436,643**	5,539	64,624
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	**15,982,263**	251,451	908,827
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**	**256,990**	**973,451**
Total	**-**	**602,766**	**5,195,191**	**11,367,616**	**12,513,617**	**2,052,625**	**4,052,608**	**35,784,423**	**605,529**	**2,466,767**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	206,630	447,773	722,845	7,300,878	608,013	1,728,916	**11,015,055**	213,478	1,166,339
Currency and interest rate swaps	-	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	**8,116,901**	75,848	333,097
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**291,589**	**1,154,632**	**2,234,893**	**10,450,611**	**1,808,902**	**3,191,329**	**19,131,956**	**289,326**	**1,499,436**
Cash flow hedge derivatives										
Currency forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**	823	35,332
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	**14,479,898**	187,613	1,254,026
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**662,696**	**2,771,970**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,958**	**17,051,024**	**188,436**	**1,289,358**
Total	**-**	**954,285**	**3,926,602**	**4,808,661**	**17,153,983**	**3,886,162**	**5,453,287**	**36,182,980**	**477,762**	**2,788,794**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 64

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 and 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued a . M i c r o - h e d g e a c c o u n t i n g Fair value micro - hedges The Bank uses cross - currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate . These hedging instruments change the effective cost of long - term issues from a fixed to a floating interest rate . The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of December 31 , 2023 and 2022 separated by their term to maturity : A s o f D e c e m b e r 31, 2023 On U p t o More than 5 B e t w e e n 1 month and 3 months Ch$mn 65 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile B e t w e e n 3 months a n d 1 y e a r Ch$mn B e t w e e n 1 year a n d 3 y e a r s Ch$mn B e t w e e n 3 years a n d 5 y e a r s Ch$mn d e m a nd Ch$mn 1 m o nt h Ch$mn years C h$ m n Total C h$ m n Hedged item Loans and receivables from clients - - - - - - - - Commercial loans Investment instruments at FVOCI 301,803 301,803 - - - - - - Chile Sovereign bond - - - - - - - - Mortgage bills 1,267,953 262,335 349,780 - - - - 655 , 838 U S Tr eas u r y b o n d s 50,795 50,795 - - - - - - Bonds of the General Treasury of the Republic - - - - - - - - Bonds of the Central Bank of Chile Deposits and other time equivalents: 132,430 - - - 92,160 27,708 12,562 - Time deposits Issued debt instruments: 4,432,171 696,941 497,502 2 , 262 , 97 6 882,779 91,973 - - Current or senior bonds 777,389 505,998 - 183,946 - - 87,445 - S u b o rd i n a t e d B o n d s Interbank borrowing: - - - - - - - - Interbank loans 6,178,002 - - - 2,849,001 3,329,001 - - Loans from the Central Bank of Chile 13,140,543 1,817,872 847,282 3 , 102,76 0 3,823,940 3,448,682 - 100,007 Total Hedging instrument: 5,218,632 1,205,760 497,502 2 , 433 , 62 1 902,331 91,973 87,445 - Currency and interest rate swaps 7,921,911 612,112 349,780 669,139 2,921,609 3,356,709 12,562 - Forwards 13,140,543 1,817,872 847,282 3 , 102,76 0 3,823,940 3,448,682 100,007 - Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	-	180,963	-	-	-	**180,963**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	-	594,713	1,389,080	**1,983,793**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents:								
Time deposits	-	206,630	447,773	873,822	141,539	-	-	**1,669,764**
Issued debt instruments:								
Current or senior bonds	-	-	-	122,638	2,569,632	1,038,634	757,861	**4,488,765**
Subordinated Bonds	-	-	-	-	84,959	175,555	485,917	**746,431**
Interbank borrowing:								
Interbank loans	-	84,959	706,859	1,057,470	-	-	-	**1,849,288**
Loans from the Central Bank of Chile	-	-	-	-	6,178,000	-	-	**6,178,000**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**
Hedging instrument:								
Currency and interest rate swaps	-	84,959	706,859	1,512,048	2,573,252	1,200,890	903,942	**6,981,950**
Forwards	-	206,630	447,773	722,845	6,400,878	608,012	1,728,916	**10,115,054**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 66

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of December 31, 2023, and 2022, and the period in which the flows will occur:

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	232,909	596,597	3,889,412	4,192,353	766,685	1,077,483	**10,755,439**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Bonds of the General Treasury of the Republic	-	-	-	-	492,370	-	191,905	**684,275**
Deposits and other time equivalents:								
Time deposits	-	-	21,861	392,453	8,744	-	-	**423,058**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	331,104	-	-	**331,104**
Subordinated Bonds	-	269,850	124,236	549,555	893,024	263,768	406,878	**2,507,311**
Interbank borrowing:								
Interbank loans	-	-	578,885	2,662,256	301,688	174,890	-	**3,717,719**
Total	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**
Hedging instrument								
Currency and interest rate swaps	-	459,518	1,144,579	5,286,018	6,210,539	1,205,343	1,676,266	**15,982,263**
Forwards	-	43,241	177,000	2,207,658	8,744	-	-	**2,436,643**
Total	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 67

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	545,747	2,563,558	1,999,451	5,568,862	1,026,081	1,577,002	**13,280,701**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	-	492,370	191,906	**684,276**
Deposits and other time equivalents:								
Time deposits	-	-	-	-	-	-	-	**-**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	315,999	-	-	**315,999**
Subordinated Bonds	-	70,222	140,444	245,526	818,511	558,809	493,051	**2,326,563**
Interbank borrowing:								
Interbank loans	-	46,727	67,967	328,791	-	-	-	**443,485**
Total	**-**	**662,696**	**2,771,969**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,959**	**17,051,024**
Hedging instrument:								
Currency and interest rate swaps	-	486,032	932,203	2,019,072	6,703,372	2,077,260	2,261,959	**14,479,898**
Forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**
Total	**-**	**662,696**	**2,771,969**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,959**	**17,051,024**

i. Projection of flows by interest rate risk:

The estimation of the periods in which flows are expected is presented below:

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	**(140,611)**
Net flows	-	**(7,483)**	**(13,555)**	**(68,956)**	**(39,724)**	**(7,913)**	**(2,980)**	**(140,611)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	**-**
Outflows (*)	-	7,483	13,555	68,956	39,724	7,913	2,980	**140,611**
Net flows	**-**	**7,483**	**13,555**	**68,956**	**39,724**	**7,913**	**2,980**	**140,611**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 68

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued A s o f D e c e m b e r 31, 2022 On U p t o More than 5 B e t w e e n 1 month and 3 months Ch$mn B e t w e e n 3 months a n d 1 y e a r Ch$mn B e t w e e n 1 year a n d 3 y e a r s Ch$mn B e t w e e n 3 years a n d 5 y e a r s Ch$mn d e m a nd Ch$mn 1 m o nt h Ch$mn years C h$ m n Total C h$ m n Hedged item 8,894 - - - 4,627 4,267 - - Inflows (26,660) (4,310) (5,063) (10,273) (5,993) (733) - (288) Outflows (17,766) (4,310) (5,063) (10,273) (1,366) 3,534 - (288) N e t flo ws (8,894) - - - (4,627) (4,267) - - Hedging instrument Inflows 26,660 4,310 5,063 10,273 5,993 733 - 288 Outflows (*) 17,766 4,310 5,063 10,273 1,366 (3,534) - 288 N e t flo ws (*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk. ii. Projection of cash flows by inflation risk: A s o f D e c e m b e r 31 , 2023 On U p t o More than 5 d e m a nd Ch$mn 1 m o nt h Ch$mn B e t w e e n 1 month and 3 months Ch$mn B e t w e e n 3 months a n d 1 y e a r Ch$mn B e t w e e n 1 year a n d 3 y e a r s Ch$mn B e t w e e n 3 years a n d 5 y e a r s Ch$mn years C h$ m n Total C h$ m n H e d g e d i t e m Inflows Outflows - 23 , 515 - ( 78 ,300) 91,152 (379,379) 302 , 604 (784,238) 72,206 (552,738) 19 , 206 ( 49 ,350) 33 , 221 ( 39 ,017) 541,904 (1,883,022) N e t f l o ws - ( 54 , 785) (288,227) (481,634) (480,532) ( 30 , 144) ( 5 , 796) (1,341,118) Hedging instrument Inflows O u tf l o w s - 78,300 - (23,515) 379 , 379 ( 91 ,152) 784 , 238 (302,604) 552 , 738 ( 72 ,206) 49 , 350 ( 19 ,206) 39 , 017 ( 33 ,221) 1,883,022 (541,904) N e t f l o ws - 54 , 785 288,227 481,634 480,532 30 , 144 5 , 796 1,341,118 A s o f D e c e m b e r 31, 2022 On U p t o More than 5 d e m a nd Ch$mn 1 m o nt h Ch$mn B e t w e e n 1 month and 3 months Ch$mn B e t w e e n 3 months a n d 1 y e a r Ch$mn B e t w e e n 1 year a n d 3 y e a r s Ch$mn B e t w e e n 3 years a n d 5 y e a r s Ch$mn years C h$ m n Total C h$ m n H e d g e d i t e m Inflows Outflows - 112 , 209 - ( 10 ,882) 410 , 507 ( 24 ,505) 397 , 542 ( 20 ,551) 1,197,961 (98,565) 393 , 717 ( 52 ,368) 702 , 610 ( 52 ,297) 3,214,546 (259,168) N e t f l o ws - 101,327 386,002 376,991 1,099,396 341,349 650,313 2,955,378 Hedging instrument Inflows O u tf l o w s - - 10,882 (112,209) 24,505 (410,507) 20,551 (397,542) 98,565 (1,197,961) 52,368 (393,717) 52,297 (702,610) 259,168 (3,214,546) N e t f l o ws - (101,327) (386,002) (376,991) (1,099,396) (341,349) (650,313) (2,955,378) 69 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Inflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	**(2,217,680)**
Outflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	**(2,217,680)**
Net flows	-							
Hedging instrument		-	-	-	-	-	-	-
Inflows	-	30,629	168,812	1,992,343	22,684	3,212	-	**2,217,680**
Outflows	-	**30,629**	**168,812**	**1,992,343**	**22,684**	**3,212**	-	**2,217,680**
Net flows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	**(2,217,680)**

	As of December 31, 2022							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	**(41,758)**
Net flows	-	**(5,687)**	**(4,281)**	**(20,192)**	**(6,784)**	**(3,208)**	**(1,606)**	**(41,758)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	5,687	4,281	20,192	6,784	3,208	1,606	**41,758**
Net flows	-	**5,687**	**4,281**	**20,192**	**6,784**	**3,208**	**1,606**	**41,758**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 70

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

b. Effect on other comprehensive income

The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Consolidated Statements of Changes in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows:

	As of December 31,	
Hedged item	**2023**	**2022**
	Ch$mn	**Ch$mn**
Interbank borrowing	(10,675)	(2,343)
Time deposits and other term equivalents	516	-
Issued debt instruments	(9,684)	415
Debt instruments at FVOCI	(4,235)	(22,571)
Loans and receivables at amortised cost	108,494	(94,339)
Total	**84,416**	**(118,838)**

Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. The Bank did not record any forecasted future transactions in its cash flow hedge accounting portfolio during the period.

c. Effect on results

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

	As of December 31,	
Hedged item	**2023**	**2022**
	Ch$mn	**Ch$mn**
Bond hedge derivatives	817	(826)
Interbank loans hedge derivatives	(4,775)	(4,762)
Mortgage loans hedge derivatives	(36,154)	(37,698)
Cash flow hedge net income(*)	**(40,112)**	**(43,286)**

(*) See Note 28 'Equity', letter f.

d. Net investment hedges in foreign operations

As of December 31, 2023 and 2022, the Bank has no net foreign investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 71

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

e. Fair value macro-hedges

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount							
As of December 31, 2023	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total
Hedged item								
Loans and receivables at amortised cost:								
Mortgage loans	-	-	-	-	-	-	377,928	**377,928**
Commercial loans	-	-	424,930	50,000	3,191,574	-	180,542	**3,847,046**
TOTAL	**-**	**-**	**424,930**	**50,000**	**3,191,574**	**-**	**558,470**	**4,224,974**
Hedging instrument								
Currency and interest rate swaps	-	-	124,930	-	1,641,574	-	558,470	**2,324,974**
Interest rate swaps	-	-	300,000	50,000	1,550,000	-	-	**1,900,000**
TOTAL	**-**	**-**	**424,930**	**50,000**	**3,191,574**	**-**	**558,470**	**4,224,974**

	Notional amount							
As of December 31, 2022	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total
Hedged item								
Loans and receivables at amortised cost:								
Mortgage loans	-	-	-	-	576,481	-	558,470	**1,134,951**
Commercial loans	-	-	-	-	900,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**-**	**1,476,481**	**-**	**558,470**	**2,034,951**
Hedging instrument								
Currency and interest rate swaps	-	-	-	-	576,481	-	558,470	**1,134,951**
Interest rate swaps	-	-	-	-	900,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**-**	**1,476,481**	**-**	**558,470**	**2,034,951**

As of December 31, 2023 and 2022, Ch$160,370 million and Ch$160,531 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

As of December 31, 2023 and 2022, Ch$68,871 million and Ch$85,725 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).

Consolidated Financial Statements December 2023 / Banco Santander-Chile 72

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST

The composition and balances as of December 31, 2023 and 2022, of financial assets at amortised cost are as follows:

	As of December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements		
Transactions with domestic banks	-	-
Transactions with foreign banks	-	-
Transactions with other entities in the country	-	-
Transactions with other entities abroad	-	-
Accrued impairment on rights under repurchase agreements and securities lending agreements	-	-
Subtotal	**-**	**-**
Debt financial instruments		
Instruments of the Chilean Central Bank and Government	8,178,624	4,868,485
Accrued impairment on debt financial instruments	(1,729)	(894)
Subtotal	**8,176,895**	**4,867,591**
Interbank loans		
Foreign banks	68,440	32,991
Provisions for loans to foreign banks	(114)	(36)
Subtotal	**68,326**	**32,955**
Loans and receivables from clients		
Commercial loans	**18,071,657**	**17,684,589**
Commercial loans	13,236,437	13,292,397
Foreign trade loans	1,942,677	1,612,508
Current account debtors	143,743	132,261
Credit card debtors	138,217	132,677
Factoring transactions	1,020,573	878,390
Commercial leasing transactions	1,238,977	1,345,977
Student loans	47,084	52,833
Other loans and receivables	303,949	237,546
Mortgage loans	**17,073,439**	**15,729,009**
Mortgage loans with letters of credit	474	1,913
Endorsable mortgage loans	1,082	2,238
Mortgage bond-financed loans	90,760	87,621
Other mutual mortgage loans	16,905,990	15,557,695
Financial leasing transactions for housing	-	-
Other loans and receivables	75,133	79,542
Consumer loans	**5,598,350**	**5,282,812**
Consumer loans in instalments	3,708,884	3,579,360
Current account debtors	150,954	155,656
Credit card debtors	1,735,789	1,544,176
Consumer finance leasing transactions	2,082	2,652
Other loans and receivables	641	968
Provisions established for credit risk	**(1,153,989)**	**(1,036,525)**
Provisions for commercial loans	(670,232)	(641,014)
Provisions for mortgage loans	(148,381)	(106,591)
Provisions for consumer loans	(335,376)	(288,920)
Subtotal	**39,589,457**	**37,659,885**
Total Financial Assets at amortised cost	**47,834,678**	**42,560,431**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 73

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

a. Rights under repurchase and securities lending agreements

As of December 31, 2023, the Bank had no balances in these instruments.

b. Debt financial instruments

As of December 31, 2023 and 2022, the composition of debt financial instruments is as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Instruments of the Chilean Central Bank and Government		
Debt financial instruments of the Central Bank of Chile	3,392,609	-
Bonds and promissory notes of the General Treasury of the Republic	4,786,015	4,868,485
Other fiscal debt financial instruments	-	-
Subtotal	**8,178,624**	**4,868,485**
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	-	-
Bonds and bills of exchange of domestic companies	-	-
Other debt financial instruments issued in the country	-	-
Subtotal	**-**	**-**
Debt financial instruments issued abroad		
Debt financial instruments of foreign central banks	-	-
Debt financial instruments of foreign governments and fiscal entities abroad	-	-
Debt financial instruments of other banks abroad	-	-
Bonds and bills of exchange of companies abroad	-	-
Other debt financial instruments issued abroad	-	-
Subtotal	**-**	**-**
Accrued impairment on debt financial instruments	(1,729)	(894)
Subtotal	**(1,729)**	**(894)**
Total	**8,176,895**	**4,867,591**

This portfolio has no instruments sold to clients and financial institutions under repurchase agreements.

Provisions for credit risk amounted to Ch$1,729 million and Ch$894 million as of December 31, 2023 and 2022, respectively.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 74

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Analysis of changes in the impairment value as of December 31, 2023 and 2022, is as follows:

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2023	**894**	**-**	**-**	**894**
Change in measurement without portfolio reclassifying during the period	151	-	-	**151**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
New assets originated	706	-	-	**706**
Termination due to maturity	(22)	-	-	**(22)**
Paid loans	-	-	-	**-**
Other changes in provisions	-	-	-	**-**
Balance as of December 31, 2023	**1,729**	**-**	**-**	**1,729**

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2022	**710**	**-**	**-**	**710**
Change in measurement without portfolio reclassifying during the period	184	-	-	**184**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
New assets originated	-	-	-	**-**
Termination due to maturity	-	-	-	**-**
Paid loans	-	-	-	**-**
Other changes in provisions	-	-	-	**-**
As of December 31, 2022	**894**	**-**	**-**	**894**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 75

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

c. Interbank loans

As of December 31, 2023 and 2022, the detail of amounts owed to banks is as follows:

Interbank loans As of December 31, 2023 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	68,440	-	-	**68,440**	114	-	-	**114**	**68,326**
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**68,440**	**-**	**-**	**68,440**	**114**	**-**	**-**	**114**	**68,326**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**68,440**	**-**	**-**	**68,440**	**114**	**-**	**-**	**114**	**68,326**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 76

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2022 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	32,991	-	-	**32,991**	36	-	-	**36**	**32,955**
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**32,991**	**-**	**-**	**32,991**	**36**	**-**	**-**	**36**	**32,955**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**32,991**	**-**	**-**	**32,991**	**36**	**-**	**-**	**36**	**32,955**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 77

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Loans and receivables from clients

The balances of Loans and receivables from clients as of December 31, 2023 and 2022, are as follows:

Loans and receivables As of December 31, 2023 (Ch$mn)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,253,814	4,147,369	815,900	630,709	388,645	**13,236,437**	47,897	54,048	22,228	221,489	179,198	**524,860**	10,143	**535,003**	**12,701,434**
Foreign trade loans Chilean exports	1,048,157	10,206	36,345	17,098	1,090	**1,112,896**	14,596	402	2,444	9,329	694	**27,465**	-	**27,465**	**1,085,431**
Foreign trade loans Chilean imports	756,372	48,973	9,926	11,748	1,484	**828,503**	14,241	1,276	1,499	5,446	974	**23,436**	-	**23,436**	**805,067**
Foreign trade loans between third countries	1,278	-	-	-	-	**1,278**	77	-	-	-	-	**77**	-	**77**	**1,201**
Current account debtors	86,922	33,646	12,436	2,630	8,109	**143,743**	1,424	981	957	1,493	6,107	**10,962**	-	**10,962**	**132,781**
Credit card debtors	31,424	92,497	2,640	1,396	10,260	**138,217**	834	2,866	322	664	7,939	**12,625**	-	**12,625**	**125,592**
Factoring transactions	956,600	40,109	14,968	2,998	5,898	**1,020,573**	9,293	738	1,496	1,676	5,898	**19,101**	-	**19,101**	**1,001,472**
Commercial leasing transactions	877,731	176,260	116,374	59,404	9,208	**1,238,977**	4,295	3,940	1,684	7,706	5,482	**23,107**	27	**23,134**	**1,215,843**
Student loans	-	36,755	-	-	10,329	**47,084**	-	1,199	-	-	2,483	**3,682**	-	**3,682**	**43,402**
Other loans and receivables	4,548	281,631	276	12,064	5,430	**303,949**	73	2,701	28	9,389	2,556	**14,747**	-	**14,747**	**289,202**
Subtotal	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**	**17,401,425**
Mortgage loans															
Loans with mortgage finance	-	420	-	-	54	**474**	-	1	-	-	15	**16**	-	**16**	**458**
Endorsable mortgage mutual loans	-	967	-	-	115	**1,082**	-	2	-	-	31	**33**	-	**33**	**1,049**
Mortgage bond-financed loans	-	88,135	-	-	2,625	**90,760**	-	147	-	-	210	**357**	-	**357**	**90,403**
Other mutual mortgage loans	-	16,278,272	-	-	627,718	**16,905,990**	-	31,992	-	-	114,002	**145,994**	-	**145,994**	**16,759,996**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	70,145	-	-	4,988	**75,133**	-	208	-	-	1,773	**1,981**	-	**1,981**	**73,152**
Subtotal	**-**	**16,437,939**	**-**	**-**	**635,500**	**17,073,439**	**-**	**32,350**	**-**	**-**	**116,031**	**148,381**	**-**	**148,381**	**16,925,058**
Consumer loans															
Consumer loans in instalments	-	3,475,418	-	-	233,466	**3,708,884**	-	118,769	-	-	134,795	**253,564**	-	**253,564**	**3,455,320**
Current account debtors	-	142,220	-	-	8,734	**150,954**	-	6,594	-	-	6,435	**13,029**	-	**13,029**	**137,925**
Credit card debtors	-	1,702,555	-	-	33,234	**1,735,789**	-	43,937	-	-	24,389	**68,326**	-	**68,326**	**1,667,463**
Consumer finance leasing transactions	-	2,053	-	-	29	**2,082**	-	23	-	-	20	**43**	-	**43**	**2,039**
Other loans and receivables	-	104	-	-	537	**641**	-	22	-	-	392	**414**	-	**414**	**227**
Subtotal	**-**	**5,322,350**	**-**	**-**	**276,000**	**5,598,350**	**-**	**169,345**	**-**	**-**	**166,031**	**335,376**	**-**	**335,376**	**5,262,974**
TOTAL	**11,016,846**	**26,627,735**	**1,008,865**	**738,047**	**1,351,953**	**40,743,446**	**92,730**	**269,846**	**30,658**	**257,192**	**493,393**	**1,143,819**	**10,170**	**1,153,989**	**39,589,457**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 78

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables from clients As of December 31, 2022 (Ch$mn)	Financial assets before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,627,519	3,866,928	885,271	585,601	327,078	**13,292,397**	56,668	65,883	26,801	184,998	161,386	**495,736**	19,387	**515,123**	**12,777,274**
Foreign trade loans Chilean exports	685,220	8,382	50,006	7,297	1,731	**752,636**	12,438	212	3,936	5,293	1,432	**23,311**	-	**23,311**	**729,325**
Foreign trade loans Chilean imports	790,431	41,652	10,309	14,476	1,689	**858,557**	15,062	1,133	1,049	8,549	1,322	**27,115**	-	**27,115**	**831,442**
Foreign trade loans between third countries	1,315	-	-	-	-	**1,315**	17	-	-	-	-	**17**	-	**17**	**1,298**
Current account debtors	72,152	38,402	12,368	2,501	6,838	**132,261**	1,190	1,237	1,209	1,325	5,098	**10,059**	-	**10,059**	**122,202**
Credit card debtors	29,402	91,021	3,430	1,145	7,679	**132,677**	754	3,001	400	565	5,610	**10,330**	-	**10,330**	**122,347**
Factoring transactions	819,243	41,255	12,170	3,089	2,633	**878,390**	7,121	981	690	1,827	1,242	**11,861**	-	**11,861**	**866,529**
Commercial leasing transactions	922,770	203,517	136,773	73,144	9,773	**1,345,977**	3,767	4,429	2,242	9,416	6,778	**26,632**	37	**26,669**	**1,319,308**
Student loans	-	44,877	-	-	7,956	**52,833**	-	1,472	-	-	2,078	**3,550**	-	**3,550**	**49,283**
Other loans and receivables	4,188	218,106	390	11,537	3,325	**237,546**	53	2,833	93	8,116	1,884	**12,979**	-	**12,979**	**224,567**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
Loans with mortgage finance	-	1,809	-	-	104	**1,913**	-	3	-	-	28	**31**	-	**31**	**1,882**
Endorsable mortgage mutual loans	-	2,000	-	-	238	**2,238**	-	4	-	-	80	**84**	-	**84**	**2,154**
Mortgage bond-financed loans	-	85,395	-	-	2,226	**87,621**	-	139	-	-	241	**380**	-	**380**	**87,241**
Other mutual mortgage loans	-	15,141,159	-	-	416,536	**15,557,695**	-	29,302	-	-	75,640	**104,942**	-	**104,942**	**15,452,753**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	76,582	-	-	2,960	**79,542**	-	145	-	-	1,009	**1,154**	-	**1,154**	**78,388**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
Consumer loans in instalments	-	3,429,217	-	-	150,143	**3,579,360**	-	119,050	-	-	97,598	**216,648**	-	**216,648**	**3,362,712**
Current account debtors	-	149,167	-	-	6,489	**155,656**	-	8,402	-	-	5,107	**13,509**	-	**13,509**	**142,147**
Credit card debtors	-	1,521,922	-	-	22,254	**1,544,176**	-	40,587	-	-	17,536	**58,123**	-	**58,123**	**1,486,053**
Consumer finance leasing transactions	-	2,652	-	-	-	**2,652**	-	34	-	-	-	**34**	-	**34**	**2,618**
Other loans and receivables	-	261	-	-	707	**968**	-	46	-	-	560	**606**	-	**606**	**362**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
TOTAL	**10,952,240**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,696,410**	**97,070**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,101**	**19,424**	**1,036,525**	**37,659,885**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 79

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued e. Contingent loans Contingent loan balances as of December 31, 2023 and 2022, are as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 80 Estab li s h ed p r o v i si on s Contingent loan exposure before provisions Net contingent l o a n r i sk e x p o s u r e Total I m p ai r ed p or t f o li o Su bst a n d a r d Portfolio N or m a l p or t fo l i o Total I m p ai r ed p or t f o li o Su bst a n d a r d Portfolio N or m a l p or t fo l i o Credit risk exposure from contingent loans As of December 31, 2023 (Ch$mn) Assessment Assessment Assessment Assessment Assessment Assessment Group Individual Individual Group Individual Group Individual Individual Group Individual 488,749 5,354 - 118 2,859 14 2,363 494,103 - 131 21,758 569 471,645 Guarantees and sureties 51,622 877 - - 178 3 696 52,499 - - 1,032 57 51,410 Letters of credit for goods movement operations - - - - - - - - - - - - - Debt purchase commitments in local currencies abroad 806,723 18,411 978 4,950 2,521 508 9,454 825,134 1,241 7,517 48,488 22,668 745,220 Transactions related to contingent events 1,002,416 13,746 6,843 247 204 5,255 1,197 1,016,162 10,251 781 2,240 781,434 221,456 Immediately repayable unrestricted credit lines - - - - - - - - - - - - - Unrestricted credit lines 311,733 1,894 - - - 604 1,290 313,627 - - - 166,768 146,859 Other loan commitments - - - - - - - - - - - - - Other contingent loans Estab li s h ed p r o v i si on s Contingent loan exposure before provisions Net contingent l o a n r i sk e x p o s u r e Total Non - performing portfolio Su bst a n d a r d Portfolio N or m a l p or t fo l i o Total I m p ai r ed p or t f o li o Su bst a n d a r d Portfolio N or m a l p or t fo l i o Exposure to credit risk from contingent loans As of December 31, 2022 (Ch$mn) Assessment Assessment Assessment Assessment Assessment Assessment Group Individual Individual Group Individual Group Individual Individual Group Individual 914,920 9,252 - 115 6,299 13 2,825 924,172 - 127 20,547 615 902,883 Guarantees and sureties 50,758 346 - - 2 6 338 51,104 - - 16 253 50,835 Letters of credit for goods movement operations - - - - - - - - - - - - - Debt purchase commitments in local currencies abroad 740,215 17,218 624 3,964 2,387 731 9,512 757,433 775 7,489 29,707 29,963 689,499 Transactions related to contingent events 962,354 9,890 2,922 298 185 5,177 1,308 972,244 4,108 848 1,997 729,568 235,723 Immediately repayable unrestricted credit lines - - - - - - - - - - - - - Unrestricted credit lines 342,167 1,263 - - - 210 1,053 343,430 - - - 103,468 239,962 Other loan commitments - - - - - - - - - - - - - Other contingent loans

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f. Breakdown of movement in established provisions - Receivable from banks

A breakdown of movement in established provisions - Receivable from banks, as of December 31, 2023 and 2022, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Balance as of January 1, 2023	**36**	-	-	**36**
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	334	-	-	**334**
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(256)	-	-	**(256)**
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2023	**114**	-	-	**114**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (Ch$mn)	Movement in established provisions by portfolio for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired Portfolio	Total
Balance as of January 1, 2022	-	-	-	-
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	32	-	-	32
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	-	-	-	-
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	4	-	-	4
Other changes in provisions	-	-	-	-
Balance as of December 31, 2022	**36**	-	-	**36**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 81

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

Breakdown of movement in established provisions - Commercial Loans, as of December 31, 2023 and 2022, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2023	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	24,830	90,379	61,364	221,874	96,613	**495,060**	641	**495,701**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(6,891)	-	11,253	-	-	**4,362**	336	**4,698**
Individual Normal to Individual Impaired	(366)	-	-	366	-	**-**	-	**-**
Substandard to Individual Impaired	-	-	(21,539)	43,413	-	**21,874**	1	**21,875**
Substandard to Individual Normal	2,895	-	(4,939)	-	-	**(2,044)**	215	**(1,829)**
Individual Impaired to Substandard	-	-	1,758	(5,968)	-	**(4,210)**	-	**(4,210)**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group Impaired	-	(33,354)	-	-	77,175	**43,821**	501	**44,322**
Group Impaired to Group normal	-	2,804	-	-	(29,099)	**(26,295)**	48	**(26,247)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	1,413	-	(820)	90	0	**683**	523	**1,206**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(20)	(534)	-	-	0	**(554)**	104	**(450)**
New loans originated	222,233	31,317	-	-	0	**253,550**	110	**253,660**
New loans due to translation from contingent to loan	725	1,393	266	24	37	**2,445**	-	**2,445**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	-	-	-	-	-	**-**	-	**-**
Release due to loan payment	(250,389)	(104,890)	(53,645)	(212,920)	(83,635)	**(705,479)**	(11,733)	**(717,212)**
Provision application for charge-offs	-	-	-	(11,554)	(38,718)	**(50,272)**	-	**(50,272)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	1,215	69	615	1,798	152	**3,849**	-	**3,849**
Other changes in provisions	15	(214)	(75)	(20)	1,976	**1,682**	-	**1,682**
Balance as of December 31, 2023	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 82

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2022	**100,236**	**77,025**	**42,815**	**187,136**	**182,489**	**589,701**	**30,288**	**619,989**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	26,136	92,049	19,040	37,576	78,427	**253,228**	71	**253,299**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(9,896)	-	18,147	-	-	**8,251**	880	**9,131**
Individual Normal to Individual Non-performing	(110)	-	-	202	-	**92**	-	**92**
Substandard to Individual Non-performing	-	-	(18,228)	44,675	-	**26,447**	11	**26,458**
Substandard to Individual Normal	5,179	-	(8,479)	0	-	**(3,300)**	552	**(2,748)**
Individual Non-performing to Substandard	-	-	1,109	(2,309)	-	**(1,200)**	-	**(1,200)**
Individual Non-performing to Individual Normal	17	-	-	(36)	-	**(19)**	-	**(19)**
Group normal to Group non-performing	-	(31,489)	-	-	68,623	**37,134**	724	**37,858**
Group non-performing to Group normal	-	14,224	-	-	(51,455)	**(37,231)**	65	**(37,166)**
Individual (Normal, Substandard, Non-performing) to Group (Normal, Non-performing)	1,586	-	417	(4,142)	-	**(2,139)**	392	**(1,747)**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-compliance)	(6)	1,670	-	-	2,977	**4,641**	245	**4,886**
New loans originated	238,169	23,977	34,685	162,871	9,762	**469,464**	356	**469,820**
New loans due to translation from contingent to loan	912	1,408	543	53	39	**2,955**	-	**2,955**
New loans purchased	-	-	-	-	-	-	-	-
Sale or assignment of loans	-	-	-	-	(224)	**(224)**	-	**(224)**
Release due to loan payment	(265,643)	(97,169)	(53,612)	(197,479)	(81,568)	**(695,471)**	(14,160)	**(709,631)**
Provision application for charge-offs	-	(336)	-	(6,921)	(22,552)	**(29,809)**	-	**(29,809)**
Recovery of impaired loans	-	-	-	-	-	-	-	-
Changes in models and methodologies	-	-	-	-	-	-	-	-
Exchange rate difference	526	(5)	3	(1,565)	84	**(957)**	-	**(957)**
Other changes in provisions	(36)	(173)	(20)	28	228	**27**	-	**27**
Balance as of December 31, 2022	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 83

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

h. Breakdown of movement in established provisions – Residential Mortgage loans

The breakdown of movement in established provisions – Residential Mortgage loans, as of December 31, 2023 and 2022, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal Portfolio	Impaired portfolio	Total
Residential Mortgage loans			
Balance as of January 1, 2023	**29,593**	**76,998**	**106,591**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	56,713	81,071	**137,784**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(7,532)	37,468	**29,936**
Group impaired to Group normal	1,340	(12,653)	**(11,313)**
New loans originated	1,903	-	**1,903**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(48,524)	(54,819)	**(103,343)**
Provision application for charge-offs	(128)	(12,030)	**(12,158)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	(1,015)	(4)	**(1,019)**
Balance as of December 31, 2023	**32,350**	**116,031**	**148,381**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal Portfolio	Impaired portfolio	Total
Residential Mortgage loans			
Balance as of January 1, 2022	**20,182**	**53,779**	**73,961**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	42,405	60,453	**102,858**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(4,247)	21,596	**17,349**
Group impaired to Group normal	1,943	(14,404)	**(12,461)**
New loans originated	894	447	**1,341**
New loans purchased	-	-	-
Sale or assignment of loans	-	-	-
Release due to loan payment	(30,614)	(37,475)	**(68,089)**
Provision application for charge-offs	(13)	(5,466)	**(5,479)**
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	(957)	(1,932)	**(2,889)**
Balance as of December 31, 2022	**29,593**	**76,998**	**106,591**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 84

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

i. Breakdown of movement of established provisions - Consumer loans

Breakdown of movement in established provisions - Consumer loans, as of December 31, 2023 and 2022, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal portfolio	Impaired portfolio	Total
Consumer loans			
Balance as of January 1, 2023	**168,120**	**120,800**	**288,920**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	336,524	189,727	**526,251**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to G<roup impaired	(84,419)	231,425	**147,006**
Group impaired to Group normal	13,658	(30,556)	**(16,898)**
New loans originated	82,396	-	**82,396**
New loans due to translation from contingent to loan	14,261	680	**14,941**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(359,563)	(244,231)	**(603,794)**
Provision application for charge-offs	(2,576)	(101,828)	**(104,404)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	29	5	**34**
Other changes in provisions	915	9	**924**
Balance as of December 31, 2023	**169,345**	**166,031**	**335,376**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Portfolio	Impaired portfolio	Total
Consumer loans			
Balance as of January 1, 2022	**140,012**	**124,807**	**264,819**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	299,434	87,518	**386,952**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(53,881)	154,567	**100,686**
Group impaired to Group normal	19,110	(41,676)	**(22,566)**
New loans originated	47,748	18,874	**66,622**
New loans due to translation from contingent to loan	14,486	330	**14,816**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(297,264)	(181,129)	**(478,393)**
Provision application for charge-offs	(1,419)	(42,493)	**(43,912)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	(7)	3	**(4)**
Other changes in provisions	(100)	-	**(100)**
Balance as of December 31, 2022	**168,119**	**120,801**	**288,920**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 85

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j. Breakdown of movement in established provisions - Contingent loans

Breakdown of movement in established provisions - Contingent loans, as of December 31, 2023 and 2022, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		Total
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2023	**15,035**	**6,138**	**8,874**	**4,377**	**3,545**	**37,969**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	3,108	9,638	6,965	1,784	6,849	**28,344**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(967)	-	1,536	-	-	**569**
Individual Normal to Individual Impaired	(1)	-	-	1	-	**-**
Substandard to Individual Impaired	-	-	(525)	2,172	-	**1,647**
Substandard to Individual Normal	257	-	(384)	-	-	**(127)**
Individual Impaired to Substandard	-	-	43	(186)	-	**(143)**
Individual Impaired to Individual Normal	-	-	-	(1)	-	**(1)**
Group Normal to Group Impaired	-	(261)	-	-	10,021	**9,760**
Group Impaired to Group Normal	-	39	-	-	(3,077)	**(3,038)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	67	-	(47)	(2)	0	**18**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	(81)	-	-	-	**(81)**
New contingent loans granted	17,897	3,690	-	-	-	**21,587**
Release due to loan payment	(21,038)	(13,228)	(10,620)	(2,917)	(9,923)	**(57,726)**
Contingent loans from translation to loans	36	383	8	23	293	**743**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	200	54	(92)	2	114	**278**
Other changes in provisions	404	10	6	62	1	**483**
Balance as of December 31, 2023	**14,998**	**6,382**	**5,764**	**5,315**	**7,823**	**40,282**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		Total
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2022	**13,110**	**5,892**	**7,905**	**2,791**	**1,103**	**30,801**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	5,874	7,822	830	1,377	2,024	**17,927**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(1,276)	-	3,091	-	-	**1,815**
Individual Normal to Individual Impaired	(4)	-	-	19	-	**15**
Substandard to Individual Impaired	-	-	(492)	3,152	-	**2,660**
Substandard to Individual Normal	185	-	(475)	-	-	**(290)**
Individual Impaired to Substandard	-	-	2	(1)	-	**1**
Individual Impaired to Individual Normal	-	-	-	(61)	-	**(61)**
Group Normal to Group Impaired	-	(237)	-	-	6,518	**6,281**
Group Impaired to Group Normal	-	138	-	-	(4,574)	**(4,436)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	80	-	(4)	(123)	-	**(47)**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	(26)	-	-	113	**87**
New contingent loans granted	14,451	3,836	2,539	1,288	2,653	**24,767**
Release due to loan payment	(18,739)	(11,798)	(4,662)	(4,260)	(4,546)	**(44,005)**
Contingent loans from translation to loans	28	537	5	27	189	**786**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(116)	(55)	97	(1)	11	**(64)**
Other changes in provisions	1,443	28	37	169	55	**1,732**
Balance as of December 31, 2022	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 86

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of loans by economic activity

The concentration of loans by economic activity as of December 31, 2023 and 2022, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2023 (Ch$mn).	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	**-**	**68,440**	**68,440**	**-**	**114**	**114**
Commercial loans						
Agriculture and livestock	623,473	-	**623,473**	31,394	-	**31,394**
Fruticulture	646,609	-	**646,609**	37,637	4	**37,641**
Forestry	139,523	-	**139,523**	9,361	-	**9,361**
Fishing	313,396	-	**313,396**	10,953	-	**10,953**
Mining	241,799	-	**241,799**	4,950	-	**4,950**
Oil and natural gas	3,536	-	**3,536**	115	-	**115**
Manufacturing	-	-	**-**	-	-	**-**
Food, beverages and tobacco	341,837	-	**341,837**	12,671	-	**12,671**
Textile, leather and footwear	77,092	-	**77,092**	4,714	67	**4,781**
Wood and furniture	88,188	-	**88,188**	2,258	-	**2,258**
Pulp, paper and printing	75,732	-	**75,732**	3,514	-	**3,514**
Chemicals and oil products	112,504	-	**112,504**	2,342	-	**2,342**
Metallic, non-metallic, machinery, or other	588,289	-	**588,289**	28,900	-	**28,900**
Electricity, gas and water	926,342	-	**926,342**	6,963	-	**6,963**
Housing construction	216,613	-	**216,613**	14,659	-	**14,659**
Non-housing construction (office, civil works)	549,205	-	**549,205**	31,160	506	**31,666**
Wholesale commerce	1,689,351	-	**1,689,351**	118,030	50	**118,080**
Retail trade, restaurants and hotels	1,663,719	-	**1,663,719**	62,482	6	**62,488**
Transport and storage	712,522	-	**712,522**	29,081	100	**29,181**
Telecommunications	474,157	-	**474,157**	6,688	6	**6,694**
Financial services	510,794	-	**510,794**	5,006	-	**5,006**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,623,778	-	**2,623,778**	49,956	10	**49,966**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,453,198	-	**5,453,198**	196,629	20	**196,649**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**18,071,657**	**-**	**18,071,657**	**669,463**	**769**	**670,232**
Residential Mortgage loans	**17,069,639**	**3,800**	**17,073,439**	**148,374**	**7**	**148,381**
Consumer loans	**5,596,882**	**1,468**	**5,598,350**	**335,241**	**135**	**335,376**
Contingent loan exposure	**2,585,936**	**115,589**	**2,701,525**	**40,048**	**234**	**40,282**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 87

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans and advances, contingent loan exposure and provisions As of December 31, 2022 (Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	-	32,991	32,991	-	36	36
Commercial loans						
Agriculture and livestock	655,149	-	**655,149**	25,405	-	**25,405**
Fruticulture	627,903	2,663	**630,566**	24,715	6	**24,721**
Forestry	170,750	6	**170,756**	9,712	-	**9,712**
Fishing	284,398	-	**284,398**	10,393	-	**10,393**
Mining	260,454	-	**260,454**	5,210	-	**5,210**
Oil and natural gas	88,263	471	**88,734**	228	-	**228**
Manufacturing						
Food, beverages and tobacco	377,443	-	**377,443**	15,051	-	**15,051**
Textile, leather and footwear	82,454	946	**83,400**	4,082	3	**4,085**
Wood and furniture	85,965	-	**85,965**	2,697	-	**2,697**
Pulp, paper and printing	65,819	6	**65,825**	3,983	-	**3,983**
Chemicals and oil products	153,929	1	**153,930**	2,118	-	**2,118**
Metallic, non-metallic, machinery, or other	599,008	397	**599,405**	29,328	17	**29,345**
Electricity, gas and water	901,777	-	**901,777**	4,924	-	**4,924**
Housing construction	239,530	-	**239,530**	15,653	-	**15,653**
Non-housing construction (office, civil works)	628,068	1,203	**629,271**	40,926	1,077	**42,003**
Wholesale commerce	1,665,308	11,636	**1,676,944**	108,429	82	**108,511**
Retail trade, restaurants and hotels	1,540,699	1,953	**1,542,652**	68,429	6	**68,435**
Transport and storage	732,271	43,288	**775,559**	34,620	95	**34,715**
Telecommunications	357,761	271	**358,032**	5,581	23	**5,604**
Financial services	348,807	-	**348,807**	8,017	-	**8,017**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,619,823	9,960	**2,629,783**	59,554	22	**59,576**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,124,116	2,093	**5,126,209**	160,551	77	**160,628**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,609,695**	**74,894**	**17,684,589**	**639,606**	**1,408**	**641,014**
Residential Mortgage loans	**15,725,907**	**3,102**	**15,729,009**	**106,579**	**12**	**106,591**
Consumer loans	**5,281,263**	**1,549**	**5,282,812**	**288,782**	**138**	**288,920**
Contingent loan exposure	**2,793,571**	**254,812**	**3,048,383**	**37,546**	**423**	**37,969**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 88

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of December 31, 2023 and 2022, are as follows:

As of December 31, 2023 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,448,210	34,125	17,376	3,300	23,037	**1,526,048**	2,282	781	707	151	7,636	**11,557**
40% < LTV <= 80%	12,760,843	319,652	190,336	14,712	240,577	**13,526,120**	28,845	9,159	8,743	758	68,877	**116,382**
80% < LTV <= 90%	1,683,903	38,720	24,823	-	33,314	**1,780,760**	5,792	1,516	1,300	-	8,272	**16,880**
LTV > 90%	226,806	5,843	2,366	50	5,446	**240,511**	1,287	308	165	8	1,794	**3,562**
Total	**16,119,762**	**398,340**	**234,901**	**18,062**	**302,374**	**17,073,439**	**38,206**	**11,764**	**10,915**	**917**	**86,579**	**148,381**

As of December 31, 2022 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,282,875	7,234	20,337	13,303	18,078	**1,341,827**	2,006	104	654	668	5,980	**9,412**
40% < LTV <= 80%	11,895,286	38,214	219,522	135,462	157,753	**12,446,237**	26,311	603	7,692	7,990	43,531	**86,127**
80% < LTV <= 90%	1,708,525	142	28,085	13,532	12,884	**1,763,168**	4,932	29	1,177	931	2,194	**9,263**
LTV > 90%	170,461	100	3,407	1,403	2,406	**177,777**	711	2	145	70	861	**1,789**
Total	**15,057,147**	**45,690**	**271,351**	**163,700**	**191,121**	**15,729,009**	**33,960**	**738**	**9,668**	**9,659**	**52,566**	**106,591**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 89

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued m. Interbank commercial loans and their provisions established by classification category The distribution of provisions by classification category for interbank and commercial loans as of December 31, 2023 and 2022, are as follows: Interbank loans and commercial loans payable to the bank Assessment D edu c t i b l e Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 90 provision for FO G A P E Total D i s t ri b u t i o n o f p r ov i si o n s by classification category for interbank and Covid - 19 Group Individual commercial loans as of guarantee De c e mb er 31 , 20 2 3 s Total Impaired Normal Total Impaired portfolio Substandard Portfolio No r m a l p o r t f o li o ( i n C h $ m n ) Portfolio portfolio Subtotal C6 C5 C4 C3 C2 C1 Subtotal B4 B3 B2 B1 Subtotal A6 A5 A4 A3 A2 A1 I n t e r b an k l o an s - - - - - - - - - - - - - - - - - - - - - - - - - Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - C o mm er c i a l i n t e r b a n k l oa n s - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts 68,440 - - 68,440 - - - - - - - - - - - - - 68,440 - - - 48,729 - 19,711 Foreign trade loans Chilean exports Foreign trade loans Chilean imports Foreign trade loans between - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - third countries - - - - - - - - - - - - - - - - - - - - - - - - - No n - t ra n s f er a b le d e p o s i t s with banks - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - - - 68,440 - - 68,440 - - - - - - - - - - - - 68,440 - - - 48,729 - Subtotal 19,711 - - 114 - - 114 - - - - - - - - - - - - 114 - - - 107 - Established provisions 7 - - 0.17% - - 0.17% - - - - - - - - - - - - 0.17% - - - 0.22% - % Established provisions 0.04% C o mm e r c ia l l o an s 10,143 - 13,236,437 1,112,896 4,536,014 11,296 388,645 1,090 4,147,369 10,206 8,700,423 1,101,600 630,709 17,098 94,190 4,386 100,148 4,774 96,700 3,697 90,768 3,108 65,894 - 183,009 1,133 815,900 36,345 87,072 - 91,319 1,601 156,607 5,190 480,902 29,554 7,253,814 1,048,157 1,650,073 113,075 1,967,238 147,905 1,641,416 289,784 1,683,417 203,815 308,941 293,578 C o mm er c i a l l oa n s 2 , 7 2 9 Foreign trade loans Chilean exports - - 828,503 50,457 1,484 48,973 778,046 11,748 3,291 2,487 419 962 4,589 - 9,926 1,531 961 86 7,348 756,372 73,835 301,665 176,967 198,090 5,815 Foreign trade loans Chilean imports - - 1,278 - - - 1,278 - - - - - - - - - - - - 1,278 749 - 529 - - Foreign trade loans between third countries - - 143,744 41,756 8,110 33,646 101,988 2,630 1,086 486 296 249 105 408 12,436 152 541 951 10,792 86,922 10,614 14,114 17,740 37,420 7,034 D e b t or s w i t h c u rre n t accounts - - 138,217 102,757 10,260 92,497 35,460 1,396 464 232 100 131 175 294 2,640 252 101 648 1,639 31,424 7,080 7,781 10,097 5,426 1,040 Credit card debtors - - 27 1,020,573 1,238,977 46,007 185,468 5,898 9,208 40,109 176,260 974,566 1,053,509 2,998 59,404 952 152 667 2,844 829 3,362 0 9,170 538 15,074 12 28,802 14,968 116,374 - 8,027 - 10,042 729 25,905 14,239 72,400 956,600 877,731 60,356 245,672 74,940 266,581 119,565 237,940 534,099 120,796 165,588 3,228 F a c t or i n g t ra n s a c t io n s 2 , 0 5 2 Commercial leasing transactions 3,514 - 47,084 47,084 10,329 36,755 - - - - - - - - - - - - - - - - - - - Student loans - - 303,948 287,060 5,429 281,631 16,888 12,064 9,845 94 1,034 115 54 922 276 7 15 24 230 4,548 606 971 1,615 927 429 Other loans and receivables - 10,170 18,071,657 5,307,899 440,453 4,867,446 12,763,758 738,047 114,366 111,732 106,437 104,503 86,429 214,580 1,008,865 97,041 104,580 190,140 617,104 11,016,846 2,162,060 2,781,195 2,495,653 2,783,990 785,653 Subtotal 8,295 10,170 660,062 279,482 211,331 68,151 380,580 257,192 102,931 72,625 42,575 26,126 8,643 4,292 30,658 7,605 4,645 4,985 13,423 92,730 35,391 34,601 16,613 4,949 1,174 Established provisions 2 100% 3.65% 5.27% 47.98% 1.40% 2.98% 34.85% 90.00% 65.00% 40.00% 25.00% 10.00% 2.00% 3.04% 7.84% 4.44% 2.62% 2.18% 0.84% 1.64% 1.24% 0.67% 0.18% 0.15% % Established provisions 0.02%

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2022 (in Ch$mn) Interbank loans and commercial loans payable to the bank A ss e ss m en t Individual To t al D edu c t i b le provision for FOGAPE Covid - 19 g ua r an t ee s G r o u p N o r m al p o r t f o li o S u bstanda r d P o r t f o li o B 2 B 3 B4 Impaired portfolio C4 C5 To t al N o r m al Impaired To t al A1 A2 A3 A4 A5 A6 S u b t o t al B1 S u b t o t al C1 C2 C3 C6 S u b t o t al p o r t f o li o Portfolio I n t e r ban k l o an s exports imports c oun tr i e s banks i m po r ts - - - - - - - - - - - - - - - - - - - - - - - - Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - 32,991 - - - - 32,991 - - - - - - - - - - - - 32,991 - - - 13,442 - Foreign trade loans Chilean 19,569 - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third - - - - - - - - - - - - - - - - - - - - - - - - - Non - transferable deposits with - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - 32,991 - - - - 32,991 - - - - - - - - - - - - 32,991 - - - 13,442 - Subtotal 19,569 36 - - - - 36 - - - - - - - - - - - - 36 - - - 29 - Established provisions 7 0.22% - - - - 0.22% - - - - - - - - - - - - 0.22% - - - 0.22% - % Established provisions - C o mm e r c ia l l o an s 13,292,423 19,387 4,194,006 327,078 3,866,928 9,098,417 585,614 68,464 75,360 98,204 89,665 95,253 158,668 885,270 93,486 59,031 150,839 581,914 7,627,533 1,640,787 2,040,348 1,904,953 1,408,971 629,535 Commercial loans 2,939 752,501 - 10,113 1,731 8,382 742,388 7,297 4,308 1,657 821 - - 511 50,006 2,975 267 5,187 41,577 685,085 83,809 186,829 253,647 160,800 - Foreign trade loans Chilean - exports 858,557 - 43,341 1,689 41,652 815,216 14,475 5,120 1,007 7,995 353 - - 10,309 266 90 922 9,031 790,432 88,008 246,159 225,215 213,055 17,995 Foreign trade loans Chilean - 1,314 - - - - 1,314 - - - - - - - - - - - - 1,314 946 289 79 - - F ore ign t r a d e l o a n s b e t w ee n t h i r d - countries 132,261 - 45,240 6,838 38,402 87,021 2,501 834 610 284 83 375 315 12,368 412 543 649 10,764 72,152 11,108 9,402 16,817 22,015 12,810 Debtors with current accounts - 132,679 - 98,700 7,679 91,021 33,979 1,144 325 282 145 70 92 230 3,430 153 32 693 2,552 29,405 6,075 7,448 10,887 4,149 846 Credit card debtors - 878,389 - 43,888 2,633 41,255 834,501 3,089 1,184 726 591 179 - 409 12,170 45 - 372 11,753 819,242 58,652 54,842 105,664 429,607 157,111 Factoring transactions 13,366 1,345,978 37 213,290 9,773 203,517 1,132,688 73,145 193 2,441 9,952 4,383 18,196 37,980 136,773 7,305 15,034 32,915 81,519 922,770 251,778 278,646 262,531 109,418 16,307 Commercial leasing transactions 4,090 52,833 - 52,833 7,956 44,877 - - - - - - - - - - - - - - - - - - - Student loans - 237,654 - 221,431 3,325 218,106 16,223 11,525 6,336 2,652 1,587 95 36 819 391 177 5 17 192 4,307 527 1,260 861 920 582 Other loans and receivables 157 17,684,589 19,424 4,922,842 368,702 4,554,140 12,761,747 698,790 86,764 84,735 119,579 94,828 113,952 198,932 1,110,717 104,819 75,002 191,594 739,302 10,952,240 2,141,690 2,825,223 2,780,654 2,348,935 835,186 Subtotal 20,552 621,590 19,424 268,011 186,830 81,181 353,579 220,089 78,098 55,078 47,832 23,707 11,395 3,979 36,420 8,460 3,001 6,049 18,910 97,070 38,453 33,264 19,123 5,651 573 Established provisions 6 % E stab li s h e d p r o v i si o n s 0 . 03% 0 . 07% 0 . 24% 0 . 69% 1 . 18% 1 . 80% 0 . 89% 2 . 56% 3 . 16% 4 . 00% 8 . 07% 3 . 28% 2 . 00% 10 . 00% 25 . 00% 40 . 00% 65 . 00% 90 . 01% 31 . 50% 2 . 77% 1 . 78% 50 . 67% 5 . 44% 3 . 51% 100 . 0 0 % Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 91

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023 and 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued n. Loans and their established provisions by the number of days past due Distribution of credit risk by days past due as of December 31, 2023 and 2022, is as follows: l D i s t r i bu t i o n o f credit risk by days past due A s o f D e c . 31 , 2023 (Ch$mn) Loan exposure before provisions T o t a l Established provisions T o t a l Net f i n a n c ia l assets Normal portfolio Assessment Individual Group Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 92 S ub s t a nd a r d Portfolio A ss e s s m e n t Individual I m p ai r e d po r t f o l i o Assessment Normal portfolio Assessment Individual Group S ub s t a nd a r d Portfolio A ss e s s m e n t Individual I m p ai r e d po r t f o l i o Assessment Subtotal D e du c t i b l e FOGAPE Covid - 19 g u a r a n t ee s Individual Group Individual Group Interbank loans 68,326 114 - 114 - - - - 114 68,440 - - - - 68,440 0 d a y s - - - - - - - - - - - - - - - 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days 68,326 114 - 114 - - - - 114 68,440 - - - - 68,440 Subtotal C o m m e r c i a l l o a n s 16,632,681 267,666 9,493 258,173 30,223 56,469 27,187 52,076 92,218 16,900,347 87,741 221,181 942,836 4,695,123 10,953,466 0 d a y s 207,798 26,433 132 26,301 12,201 5,415 1,094 7,387 204 234,231 33,807 26,095 27,361 107,390 39,578 1 to 29 days 147,691 48,563 63 48,500 14,462 26,683 363 6,684 308 196,254 39,000 60,097 20,817 52,897 23,443 30 to 59 days 79,606 20,922 78 20,844 4,269 12,557 2,014 2,004 - 100,528 11,782 58,500 17,851 12,036 359 60 to 89 days 333,649 306,648 404 306,244 150,176 156,068 - - - 640,297 268,123 372,174 - - - > = 90 days 17,401,425 670,232 10,170 660,062 211,331 257,192 30,658 68,151 92,730 18,071,657 440,453 738,047 1,008,865 4,867,446 11,016,846 Subtotal Residential Mortgage loans 16,045,500 36,356 - 36,356 12,589 - - 23,767 - 16,081,856 141,590 - - 15,940,266 - 0 d a y s 401,632 12,011 - 12,011 6,883 - - 5,128 - 413,643 77,865 - - 335,778 - 1 to 29 days 232,376 11,209 - 11,209 7,983 - - 3,226 - 243,585 92,074 - - 151,511 - 30 to 59 days 17,698 933 - 933 704 - - 229 - 18,631 8,247 - - 10,384 - 60 to 89 days 227,852 87,872 - 87,872 87,872 - - - - 315,724 315,724 - - - - > = 90 days 16,925,058 148,381 - 148,381 116,031 - - 32,350 - 17,073,439 635,500 - - 16,437,939 - Subtotal C o nsu m er lo a n s 4,962,780 166,026 - 166,026 40,835 - - 125,191 - 5,128,806 78,863 - - 5,049,943 - 0 d a y s 146,489 34,462 - 34,462 12,281 - - 22,181 - 180,951 24,360 - - 156,591 - 1 to 29 days 71,227 27,648 - 27,648 14,851 - - 12,797 - 98,875 28,319 - - 70,556 - 30 to 59 days 47,014 24,746 - 24,746 15,570 - - 9,176 - 71,760 26,500 - - 45,260 - 60 to 89 days 35,464 82,494 - 82,494 82,494 - - - - 117,958 117,958 - - - > = 9 0 d ay s 5,262,974 335,376 - 335,376 166,031 - - 169,345 - 5,598,350 276,000 - - 5,322,350 - Subtotal 39,657,783 1,154,103 10,170 1,143,933 493,393 257,192 30,658 269,846 92,844 40,811,886 1,351,953 738,047 1,008,865 26,627,735 11,085,286 To t a l l o a n s

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of credit risk by days past due As of Dec. 31, 2022 (Ch$mn)	Contingent loan exposure before provisions						Established provisions								
	Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment		Total	Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net Financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	32,991	-	-	-	-	**32,991**	36	-	-	-	-	**36**	-	-	**32,955**
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
Subtotal	**32,991**	-	-	-	-	**32,991**	**36**	-	-	-	-	**36**	-	-	**32,955**
Commercial loans															
0 days	10,941,007	4,389,406	1,069,098	391,285	64,842	**16,855,638**	96,974	59,045	32,928	76,792	25,999	**291,738**	18,497	**310,235**	**16,545,403**
1 to 29 days	10,259	54,270	19,480	27,001	6,749	**117,759**	64	4,459	1,068	5,532	2,881	**14,004**	262	**14,266**	**103,493**
30 to 59 days	965	72,542	13,627	39,430	27,136	**153,700**	32	9,905	1,983	9,486	11,147	**32,553**	124	**32,677**	**121,023**
60 to 89 days	9	37,922	8,512	41,111	38,835	**126,389**	-	7,772	441	23,262	15,005	**46,480**	111	**46,591**	**79,798**
> = 90 days	-	-	-	199,963	231,140	**431,103**	-	-	-	105,017	131,798	**236,815**	430	**237,245**	**193,858**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
0 days	-	14,951,553	-	-	104,904	**15,056,457**	-	21,412	-	-	10,895	**32,307**	-	**32,307**	**15,024,150**
1 to 29 days	-	42,071	-	-	4,307	**46,378**	-	320	-	-	428	**748**	-	**748**	**45,630**
30 to 59 days	-	218,382	-	-	52,970	**271,352**	-	4,391	-	-	5,580	**9,971**	-	**9,971**	**261,381**
60 to 89 days	-	94,939	-	-	68,762	**163,701**	-	2,453	-	-	7,529	**9,982**	-	**9,982**	**153,719**
> = 90 days	-	-	-	-	191,121	**191,121**	-	1,017	-	-	52,566	**53,583**	-	**53,583**	**137,538**
Subtotal	-	**15,306,945**	-	-	**422,064**	**15,729,009**	-	**29,593**	-	-	**76,998**	**106,591**	-	**106,591**	**15,622,418**
Consumer loans															
0 days	-	4,864,766	-	-	47,959	**4,912,725**	-	122,848	-	-	28,344	**151,192**	-	**151,192**	**4,761,533**
1 to 29 days	-	129,087	-	-	13,325	**142,412**	-	21,733	-	-	8,467	**30,200**	-	**30,200**	**112,212**
30 to 59 days	-	71,950	-	-	15,397	**87,347**	-	14,570	-	-	9,645	**24,215**	-	**24,215**	**63,132**
60 to 89 days	-	37,416	-	-	17,494	**54,910**	-	8,968	-	-	11,191	**20,159**	-	**20,159**	**34,751**
> = 90 days	-	-	-	-	85,418	**85,418**	-	-	-	-	63,154	**63,154**	-	**63,154**	**22,264**
Subtotal	-	**5,103,219**	-	-	**179,593**	**5,282,812**	-	**168,119**	-	-	**120,801**	**288,920**	-	**288,920**	**4,993,892**
Total loans	**10,985,231**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,729,401**	**97,106**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,137**	**19,424**	**1,036,561**	**37,692,840**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 93

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES The Consolidated Statements of Financial Position include investments in companies of Ch$55,284 million and Ch$46,586 million as of December 31, 2023 and 2022, as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 94 Investment I nv e s t m e n t v a l ue I n s t i tut io n s ' Share A s of D e c e m b e r 31, A s of D e c e m b e r 31, 2022 2023 2022 2023 Ch$mn Ch$mn % % Companies 5,172 4,863 33.33 33.33 Centro de Compensación Automatizado SA 1,949 2,615 29.29 29.29 Sociedad Interbancaria de Depósito de Valores SA 1,110 1,199 15.00 15.00 Cámara de Compensación de Alto Valor SA 3,169 4,285 20.00 20.00 Administrador Financiero del Transantiago SA 1,682 1,824 12.48 12.48 Servicios de Infraestructura de Mercado OTC SA 3,800 4,168 33.43 33.43 Redbanc SA 27,732 32,736 25.00 25.00 Tr a n s b a n k S A 44,614 51 , 690 Subtotal M i n o r i t y i n v e s t m e nt s 1,964 3,575 Security Exchanges 8 19 Other 1,972 3,594 Subtotal 46,586 55 , 284 Total The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments. a. Summary of financial information of associates as of December 31, 2023 and 2022: A s of D e c e m b e r 31, A s of D e c e m b e r 31, 2022 2023 Pr ofi t ( lo ss ) Capital Liabilities Assets Pr ofi t ( lo ss ) Capital Liabilities Assets Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn 4,702 10,345 4,295 19,342 5,058 9,024 3,280 17,362 Centro de Compensación Automatizado 1,508 5,746 463 7,717 1,718 6,695 525 8,938 Sociedad Interbancaria de Depósito de Valores SA 930 6,423 1,004 8,357 572 7,252 1,343 9,167 Cámara de Compensación de Alto Valor SA 4,021 16,604 40,113 60,738 3,616 16,725 47,241 67,582 Administrador Financiero del Transantiago SA 3 13,210 3,418 16,631 1,060 13,250 18,578 32,888 Servicios de Infraestructura d e Me r ca d o OT C S A 1,711 9,657 19,150 30,518 756 11,712 14,862 27,330 Redbanc SA 26,031 84,898 1,387,278 1,498,207 19,800 111,143 1,278,102 1,409,045 Tr a n s b a n k S A 38,906 146,883 1,455,721 1,641,510 32,580 175,801 1,363,931 1,572,312 Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

b. Restrictions on the ability of partners to transfer funds to investors.

There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances.

c. The movement in investments in companies is as follows:

	As of December 31,	
	2023 Ch$mn	**2022 Ch$mn**
Initial book value	**46,586**	**37,695**
Acquisition of investments	-	-
Sale of investments	-	-
Participation in income	8,404	10,310
Dividends received	(2,944)	(526)
Other equity adjustments (*)	3,238	(893)
Total	**55,284**	**46,586**

(*) This concerns the market value of the investments in other companies in the country, as indicated in the CASB.

d. The objective evidence indicated in IAS 28 'Investments in Associates and Joint Ventures' has been evaluated, and no impairment of the Bank's investments has been detected.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 95

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 15 - INTANGIBLE ASSETS

The composition of the item as of December 31, 2023 and 2022, is as follows:

		As of December 31, 2023		
	Opening net balance January 1, 2023 Ch$mn	Gross balance Ch$mn	Accumulated amortisation Ch$mn	Net balance Ch$mn
Software or computer programmes	**107,789**	378,800	(281,249)	**97,551**
Total	**107,789**	**378,800**	**(281,249)**	**97,551**

		As of December 31, 2022		
	Opening net balance January 1, 2022 Ch$mn	Gross balance Ch$mn	Accumulated amortisation Ch$mn	Net balance Ch$mn
Software or computer programmes	**95,411**	351,309	(243,520)	**107,789**
Total	**95,411**	**351,309**	**(243,520)**	**107,789**

a. The movement in intangible assets during the periods of December 31, 2023 and 2022, is as follows:

i. Gross balance

Gross balances	Software Development Computer Programmes Ch$mn
Balance as of January 1, 2023	**351,309**
Additions	45,067
Disposals	(5,415)
Reclassifications / Other	(12,161)
Balance as of December 31, 2023	**378,800**
Balances as of January 1, 2022	**294,745**
Additions	54,899
Disposals	(145)
Reclassifications / Other	1,810
Balance as of December 31, 2022	**351,309**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 96

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 15 - INTANGIBLE ASSETS, continued

ii. Accumulated amortisation

Accumulated amortisation	Software Development Computer Programmes Ch$mn
Balance as of January 1, 2023	**(243,520)**
Amortisation for the year	(53,393)
Withdrawals/disposals	5,415
Impairment	(1,912)
Reclassifications / Other	12,161
Balance as of December 31, 2023	**(281,249)**
Balances as of January 1, 2022	**(199,334)**
Amortisation for the year	(42,377)
Withdrawals/disposals	-
Reclassifications / Other	(1,809)
Balance as of December 31, 2022	**(243,520)**

The Bank has no restrictions on intangibles as of December 31, 2023 and 2022. Moreover, intangible assets have not been pledged as security for fulfilling obligations. On the other hand, no amounts are due from the Bank for intangible assets on the same dates.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 97

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 16 - FIXED ASSETS

The composition of the items as of December 31, 2023 and 2022, is as follows:

	Opening net balance January 1, 2023	As of December 31, 2023		
		Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**97,067**	181,969	(89,432)	**92,537**
Land	**15,022**	14,632	-	**14,632**
Equipment	**46,883**	341,688	(275,332)	**66,356**
Other	**30,392**	101,082	(75,863)	**25,219**
Total	**189,364**	**639,371**	**(440,627)**	**198,744**

	Opening net balance January 1, 2022	As of December 31, 2022		
		Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**98,081**	179,054	(81,987)	**97,067**
Land	**15,479**	15,022	-	**15,022**
Equipment	**56,174**	294,672	(247,789)	**46,883**
Other	**20,556**	100,886	(70,494)	**30,392**
Total	**190,290**	**589,634**	**(400,270)**	**189,364**

a. The movement in fixed assets on December 31, 2023 and 2022, is as follows:

i. Gross balance

2023	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2023	**179,054**	**15,022**	**294,672**	**100,886**	**589,634**
Additions	13,809	-	25,697	17,155	**56,661**
Other changes	(2,795)	(390)	(1,440)	(3,510)	**(8,135)**
Reclassifications / Other	(8,099)	-	22,759	(13,449)	**1,211**
Balance as of December 31, 2023	**181,969**	**14,632**	**341,688**	**101,082**	**639,371**

2022	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balances as of January 1, 2022	**171,842**	**15,479**	**276,826**	**83,783**	**547,930**
Additions	11,828	-	14,941	16,762	**43,531**
Other changes	(1,821)	(457)	(410)	(2,139)	**(4,827)**
Reclassifications / Other	(2,795)	-	3,315	2,480	**3,000**
Balance as of December 31, 2022	**179,054**	**15,022**	**294,672**	**100,886**	**589,634**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 98

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 16 - FIXED ASSETS, continued

ii. Accumulated depreciation

2023	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2023	**(81,987)**	**-**	**(247,789)**	**(70,494)**	**(400,270)**
Depreciation charges for the period	(9,449)	-	(28,674)	(8,778)	**(46,901)**
Disposals and sales for the period	2,021	-	1,131	3,409	**6,561**
Reclassifications / Other	(17)	-	-	-	**(17)**
Balance as of December 31, 2023	**(89,432)**	**-**	**(275,332)**	**(75,863)**	**(440,627)**

2022	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balances as of January 1, 2022	**(73,761)**	**-**	**(220,652)**	**(63,226)**	**(357,639)**
Depreciation charges for the year	(9,703)	-	(27,498)	(9,318)	**(46,519)**
Disposals and sales for the year	1,477	-	361	2,050	**3,888**
Reclassifications / Other	-	-	-	-	**-**
Balance as of December 31, 2022	**(81,987)**	**-**	**(247,789)**	**(70,494)**	**(400,270)**

b. The Bank has no restrictions on fixed assets as of December 31, 2023 and 2022. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, no amounts are owed on fixed assets by the Bank on the same dates.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 99

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS

The composition of the right-to-use lease assets as of December 31, 2023 and 2022, is as follows:

	As of December 31, 2023			
	Opening net balance January 1, 2023	Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**133,795**	215,411	(114,962)	**100,449**
Improvements to leased properties	**48,731**	136,911	(83,832)	**53,079**
Total	**182,526**	**352,322**	**(198,794)**	**153,528**

	As of December 31, 2022			
	Opening net balance January 1, 2022	Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**137,879**	231,603	(97,808)	**133,795**
Improvements to leased properties	**46,649**	132,308	(83,577)	**48,731**
Total	**184,528**	**363,911**	**(181,385)**	**182,526**

a. The movement in the right-to-use lease assets as of December 31, 2023 and 2022, is as follows:

i. Gross balance

2023	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	**231,603**	**132,308**	**363,911**
Additions	11,720	17,765	**29,485**
Other changes	(27,912)	(11,951)	**(39,863)**
Reclassifications / Other	-	(1,211)	**(1,211)**
Balance as of December 31, 2023	**215,411**	**136,911**	**352,322**

2022	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balances as of January 1, 2022	**212,446**	**134,310**	**346,756**
Additions	31,207	14,862	**46,069**
Other changes	(12,050)	(13,863)	**(25,913)**
Reclassifications / Other	-	(3,001)	**(3,001)**
Balance as of December 31, 2022	**231,603**	**132,308**	**363,911**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 100

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued

ii. Accumulated depreciation

2023	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	**(97,808)**	**(83,577)**	**(181,385)**
Depreciation charges for the period	(31,314)	(12,154)	**(43,468)**
Disposals and sales for the period	14,160	11,882	**26,042**
Reclassifications / Other	-	17	**17**
Balance as of December 31, 2023	**(114,962)**	**(83,832)**	**(198,794)**

2022	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balances as of January 1, 2022	**(74,567)**	**(87,661)**	**(162,228)**
Depreciation charges for the period	(31,319)	(9,778)	**(41,097)**
Disposals and sales for the period	8,078	13,862	**21,940**
Reclassifications / Other	-	-	**-**
Balance as of December 31, 2022	**(97,808)**	**(83,577)**	**(181,385)**

b. Obligations under leasing contracts

As of December 31, 2023 and 2022, the lease obligations are as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Obligations under leasing contracts	104,516	137,089
Total	**104,516**	**137,089**

c. Expenditure related to assets held under leasing contracts:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Depreciation	43,468	41,097
Interests	3,601	2,862
Short-term leasing	9,712	5,503
Total	**56,781**	**49,462**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 101

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued d. As of December 31, 2023 and 2022, the maturity of lease obligations, according to their contractual maturity, is as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 102 A s of Dece mb e r 31, 2022 2023 Ch$mn Ch$mn 25,902 20,716 Due within 1 year 24,862 19,696 Due after 1 to 2 years 22,093 17,750 Due after 2 to 3 years 19,565 12,949 Due after 3 to 4 years 13,220 9,964 Due after 4 to 5 years 31,447 23,441 Due after 5 years 137,089 104,516 Total e. Operating Leases - Lessor As of December 31, 2023 and 2022, the future minimum rents to be received from non - cancellable operating leases are as follows: A s of De c e mb e r 31, 2022 2023 Ch$mn Ch$mn 1,090 1,012 Due within 1 year 1,805 1,874 Due after 1 to 2 years 582 787 Due after 2 to 3 years 475 736 Due after 3 to 4 years 470 522 Due after 4 to 5 years 1,194 852 Due after 5 years 5,616 5 , 783 Total f. As of December 31, 2023 and 2022, the Bank has no finance lease contracts that cannot be unilaterally terminated. g. The Bank has no restrictions on fixed assets as of December 31 , 2023 and 2022 . Furthermore, no fixed assets have been pledged as collateral to fulfil obligations . At the same time, no amounts are owed on fixed assets by the Bank in the same period .

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 18 - CURRENT AND DEFERRED TAXES

a. Current taxes

As of December 31, 2023 and 2022, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Breakdown of current tax liabilities (assets)		
Current taxes (assets)	(146)	(315)
Current tax liabilities	163,878	112,481
Total net taxes payable (recoverable)	**163,732**	**112,166**
Details of current tax liabilities (assets) (net)		
Income tax (27%)	256,257	147,668
Minus:		
Monthly provisional payments	(89,631)	(33,021)
Credit for training expenses	(2,242)	(2,039)
Credits for donations	(1,371)	(1,160)
Other	719	718
Total taxes payable (recoverable)	**163,732**	**112,166**

b. Results for taxes

The effect of the tax expense for the periods from January 1 to December 31, 2023, and 2022, consists of the following items:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Income tax expense		
Current year tax	237,535	141,493
Deferred tax credits (charges)		
Origination and reversal of temporary differences	(171,062)	(57,908)
Subtotal	**66,473**	**83,585**
Tax on rejected expenses Article N°21	379	236
Other	(10,511)	5,609
Net income tax expense	**56,341**	**89,430**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 103

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

c. Reconciliation of the effective tax rate

The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of December 31, 2023 and 2022, is shown below.

	As of December 31,			
	2023		2022	
	Tax rate %	Amount Ch$mn	Tax rate %	Amount MCh$
Tax calculated on the profit before taxes	27.00	153,132	27.00	246,588
Permanent differences (*)	(14.86)	(84,289)	(19.44)	(177,531)
Single tax (disallowed expenditure)	0.07	379	0.03	236
Other	(2.27)	(12,881)	2.20	20,137
Effective rate and income tax expense	**9.94**	**56,341**	**9.79**	**89,430**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books.

d. Effect of deferred taxes on equity

The breakdown of the deferred tax effect in equity is presented below separately, showing the corresponding asset and liability balances for the periods ended December 31, 2023 and 2022:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Deferred tax assets (OCI)		
Financial investment instruments	30,150	76,512
Cash flow hedges	24,599	35,689
Total deferred tax assets with effect in other comprehensive income	**54,749**	**112,201**
Deferred tax liabilities		
Financial investment instruments	(5,919)	(46,976)
Cash flow hedges	(47,391)	(3,603)
Total deferred tax liabilities with effect on others comprehensive income	**(53,310)**	**(50,579)**
Net deferred tax balances in equity	**1,439**	**61,622**
Deferred taxes in equity attributable to equity holders of the bank	1,938	61,821
Deferred tax in equity attributable to non-controlling interests	(499)	(199)

Consolidated Financial Statements December 2023 / Banco Santander-Chile 104

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

e. Effect of deferred taxes on income

As of December 31, 2023 and 2022, the Bank has recorded the effects of deferred taxes in its Consolidated Financial Statements.

Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Deferred tax assets		
Interest and readjustments	19,679	17,670
Extraordinary charge-off	38,421	29,613
Goods received in lieu of payment	1,753	3,777
Valuation of fixed assets	6,426	4,708
Provision for loan losses	328,235	322,194
Provision for expenses	77,149	89,713
Derivatives	275	50
Leased assets	106,230	95,152
Subsidiaries tax loss	1,108	5,570
Right-of-use assets	27,761	37,070
Other	53,143	9,317
Total deferred tax assets	**660,180**	**614,834**
Deferred tax liabilities		
Valuation of investments	(473)	(423)
Anticipated expenses	(19,829)	(7,285)
Valuation provision	-	(3,147)
Derivatives	(171,601)	(289,352)
Lease obligations	(27,433)	(36,183)
Exchange rate adjustments	(5,854)	(8,779)
Other	(11,427)	(17,163)
Total deferred tax liabilities	**(236,617)**	**(362,332)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 105

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

f. Breakdown of deferred taxes

Below is a breakdown of deferred taxes, considering their effect on equity and results.

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Deferred tax assets		
With an effect on other comprehensive income	54,749	112,201
With an effect on income	660,180	614,834
Total deferred tax assets	**714,929**	**727,035**
Deferred tax liabilities		
With an effect on other comprehensive income	(53,310)	(50,579)
With an effect on income	(236,617)	(362,332)
Total deferred tax liabilities	**(289,927)**	**(412,911)**

g. Presentation of taxes in the financial statements

At the date of these Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Deferred tax assets before reclassifying	714,929	727,035
Reclassifying (netting)	(286,380)	(412,910)
Deferred tax asset after reclassifying	**428,549**	**314,125**
Deferred tax liabilities before reclassifying	(289,927)	(412,911)
Reclassifying (netting)	286,380	412,910
Deferred tax liabilities after reclassifying	**(3,547)**	**(1)**

Current taxes	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Current tax asset before reclassifying	93,605	36,514
Reclassifying (netting)	(93,459)	(36,199)
Current tax asset after reclassifying	**146**	**315**
Current tax liabilities before reclassifying	(257,337)	(148,680)
Reclassifying (netting)	93,459	36,199
Current tax liabilities after reclassifying	**(163,878)**	**(112,481)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 106

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

h. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC

For disclosure and crediting of provisions and write-offs, banks must include in the tax note to their Consolidated Financial Statements a detail of the movements and effects generated by the application of article 31, No 4 of the Income Tax Law (LIR), as set out in the document annexed to the joint circular.

i. Loans and receivables

	As of December 31, 2023				As of December 31, 2022			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	68,440	**68,440**	-	-	32,991	**32,991**	-	-
Commercial loans	16,278,307	**16,334,697**	261,073	196,113	15,460,222	**15,497,269**	139,671	124,060
Consumer loans	4,771,232	**4,883,457**	5,398	40,513	5,280,160	**5,283,192**	813	11,088
Mortgage loans	17,073,439	**17,102,303**	83,577	740	15,729,010	**15,754,421**	36,228	459
Total	**38,191,418**	**38,388,897**	**350,048**	**237,366**	**36,502,383**	**36,567,873**	**176,712**	**135,607**

ii. Provision on the overdue portfolio without collateral

	Balance as of 01-01-2023	Charge-offs against provision	Established provisions	Released provisions	Balance as of 12-31-2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**124,060**	(74,137)	396,030	(249,840)	**196,113**
Consumer loans	**11,088**	(137,687)	198,358	(31,246)	**40,513**
Mortgage loans	**459**	(10,603)	45,624	(34,740)	**740**
Total	**135,607**	**(222,427)**	**640,012**	**(315,826)**	**237,366**

	Balance as of 01-01-2022	Charge-offs against provision	Established provisions	Released provisions	Balance as of 12-31-2022
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**114,526**	(81,357)	367,317	(276,426)	**124,060**
Consumer loans	**6,212**	(143,574)	185,919	(37,469)	**11,088**
Mortgage loans	**425**	(2,317)	35,391	(33,040)	**459**
Total	**121,163**	**(227,248)**	**588,627**	**(346,935)**	**135,607**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 107

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

iii. Direct charge-offs and recoveries

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(12,931)	(44,347)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	102,665	87,520
Total	**89,734**	**43,173**

iv. Article 31 No 4 paragraphs I and IV Application

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(1,564)	(4,186)
Total	**(1,564)**	**(4,186)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 108

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 19 - OTHER ASSETS

The composition of the item 'other assets' as of December 31, 2023 and 2022, is as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Other assets		
Assets to be leased out as lessor (1)	20,988	32,220
Cash guarantees provided for derivative financial transactions (2)	2,238,900	2,442,325
Debtors by financial instrument intermediation	33,260	243,345
Accounts receivable from third parties	199,746	184,989
VAT tax credit receivable	55,614	44,180
Pre-paid expenses (3)	169,603	245,937
Valuation adjustments for macro hedges (4)	160,370	160,531
Assets backing obligations of defined benefit pension plans	233	542
Investments in gold	819	715
Other cash guarantees provided	2	2
Pending operations	13,453	31,709
Other assets	153,619	191,509
Total	**3,046,607**	**3,578,004**

1) Concerns assets available to be provided through financial leases.
2) This concerns guarantees related to determinate derivative contracts. These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
3) In this item, the Bank has recorded in advance the expense paid concerning the Santander LATAM Pass programme, which will naturally be consumed as our customers use the Bank's transactional products and are therefore assigned the corresponding LATAM Pass miles (loyalty programme administered by LATAM Airlines Group SA).
4) Concerns the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro hedge (Note 12).

Consolidated Financial Statements December 2023 / Banco Santander-Chile 109

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of non - current assets and disposable groups and liabilities included in disposable groups as of December 31, 2023 and 2022, is as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 110 A s of De c e mb e r 31, 2022 2023 Ch$mn Ch$mn Assets received in payment or awarded in a judicial auction (1) 4,772 16,511 Assets received in lieu of payment 22,573 21,968 Assets awarded in a judicial auction (1,182) (1,235) Provisions for assets received in lieu of payment or awarded in a judicial auction Non - current assets held for sale 4,736 5,146 Assets from the recovery of goods sold under financial leasing operations - - Disposable groups for sale 30,899 42 , 390 Total 1 ) Assets received in payment are those received in place of overdue debts from customers . The aggregate assets held in this way must not exceed 20 % of the Bank's regulatory capital . Currently, these assets represent 0 . 24% ( 0 . 01 % as of December 31 , 2022 ) of the Bank's regulatory capital . Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank . Assets awarded in a judicial auction are not subject to the aforementioned margin . These immovable properties are assets available for sale . For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition . If such property is not sold within the time frame established in bank regulations, it must be written off . Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value . .

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term.

Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement.

As of December 31, 2023 and 2022, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:

	Fair value	
	Liabilities As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Financial derivatives contracts		
Forwards	1,258,352	1,818,024
Swaps	8,255,283	9,497,035
Call options	2,726	2,794
Put options	5,214	1,467
Future	-	-
Other	-	-
Subtotal	**9,521,575**	**11,319,320**
Other financial instruments		
Deposits and other demand liabilities	-	-
Time deposits and other term equivalents	-	-
Issued debt instruments	-	-
Other derivatives	-	-
Subtotal	**-**	**-**
Total	**9,521,575**	**11,319,320**

Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 111

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of December 31, 2023 and 2022, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of December 31, 2023								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	**49,204,922**	1,258,352
Interest rate swaps	-	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	**77,966,339**	1,940,320
Currency and interest rate swaps	-	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	**142,092,944**	6,314,963
Currency call options	-	192,051	81,368	10,799	-	-	-	**284,218**	2,726
Call interest rate options	-	-	-	-	-	-	-	**-**	-
Put currency options	-	6,518	147,329	157,779	36,650	-	-	**348,276**	5,214
Put interest rate options	-	-	-	-	-	-	-	**-**	-
Interest rate futures	-	-	-	-	-	-	-	**-**	-
Other derivatives	-	-	-	-	-	-	-	**-**	-
Total	**-**	**22,688,788**	**31,546,159**	**57,692,415**	**70,844,937**	**29,695,915**	**57,428,485**	**269,896,699**	**9,521,575**

	December 31, 2022								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	**36,837,620**	**1,818,024**
Interest rate swaps	-	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	**91,376,587**	**3,935,401**
Currency and interest rate swaps	-	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	**56,659,463**	**5,561,634**
Currency call options	-	289,795	70,941	10,365	-	-	-	**371,101**	**2,794**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	68,099	11,304	27,612	-	-	-	**107,015**	**1,467**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**15,256,959**	**18,363,618**	**41,808,049**	**48,247,879**	**24,136,486**	**37,538,795**	**185,351,786**	**11,319,320**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 112

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

As of December 31, 2023 and 2022, the composition of financial liabilities at amortised cost is as follows:

		As of December 31,	
		2023	**2022**
		Ch$mn	**Ch$mn**
Deposits and other demand liabilities			
Current accounts		11,014,748	11,711,969
Demand deposit accounts		500,723	630,807
Other demand deposits		352,865	379,331
Obligations for payment card provision accounts		1,007	6,758
Other liabilities on demand		1,668,483	1,357,361
	Subtotal	**13,537,826**	**14,086,226**
Time deposits and other term equivalents			
Time deposits		15,939,325	12,779,206
Term savings accounts		189,757	191,257
Other term credit balances		8,860	8,327
	Subtotal	**16,137,942**	**12,978,790**
Obligations under repurchase and securities lending agreements			
Transactions with domestic banks		-	-
Transactions with foreign banks		-	103,425
Transactions with other entities in the country		282,584	211,930
Transactions with other entities abroad		-	-
	Subtotal	**282,584**	**315,355**
Interbank borrowing			
Banks in the country		46,218	41,317
Foreign banks		4,271,414	3,239,358
Central Bank of Chile		6,048,867	5,584,090
	Subtotal	**10,366,499**	**8,864,765**
Debt financial instruments issued			
Letters of Credit		1,229	3,798
Senior bonds		7,925,385	7,080,472
Mortgage bonds		74,431	81,623
	Subtotal	**8,001,045**	**7,165,893**
Other financial liabilities			
Other financial obligations to the public sector		-	-
Other financial obligations in the country		296,273	292,417
Other financial obligations abroad		-	578
	Subtotal	**296,273**	**292,995**
Total		**48,622,169**	**43,704,024**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 113

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

a. Obligations under repurchase and securities lending agreements

As of December 31, 2023 and 2022, the obligations associated with the instruments sold under repurchase agreements are as follows:

	As of December 31, 2023				As of December 31, 2022			
	Demand	Up to 1 month	More than 1 month up to 3 months	Total	Demand	Up to 1 month	Between 1 month and 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Transactions with domestic banks								
Repurchase agreements with other banks	-	-	-	-	-	-	-	-
Repurchase agreements with the Central Bank of Chile	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Transactions with foreign banks								
Repurchase agreements with other banks	-	-	-	-	-	103,425	-	**103,425**
Repurchase agreements with foreign central banks	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	**103,425**	-	**103,425**
Transactions with other entities in the country								
Repurchase agreements	-	282,483	101	**282,584**	-	211,821	109	**211,930**
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	**282,483**	**101**	**282,584**	-	**211,821**	**109**	**211,930**
Transactions with other entities abroad								
Repurchase agreements	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Total	-	**282,483**	**101**	**282,584**	-	**315,246**	**109**	**315,355**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 114

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

b. Interbank borrowing

At the end of the Consolidated Financial Statements as of December 31, 2023 and 2022, the composition of the item 'Interbank Borrowings' is as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Loans obtained from financial institutions and the Central Bank of Chile		
Other liabilities with the Central Bank of Chile	6,048,867	5,584,084
Subtotal	**6,048,867**	**5,584,084**
Loans from domestic financial institutions	**46,218**	**41,318**
Loans from foreign financial institutions		
State Bank Of India	693,430	100,655
Wells Fargo Bank NA	497,833	42,479
Sumitomo Mitsui Banking Corporation	451,646	42,524
Citibank N.A.	378,760	-
Bank of America	362,876	2,313,125
Standard Chartered Bank Singapur	290,464	-
The Bank Of New York Mellon	222,953	169,584
International Finance Corporate	173,417	-
Commerzbank Ag	170,966	25,349
The Toronto Dominion Bank	136,525	-
Barclays Bank Plc London	134,625	84,978
Zurcher Kantonalbank	132,363	42,650
Hong Kong and Shanghai Banking	125,736	2,521
Banco Bilbao Vizcaya Argentaria	88,037	56
Saudi National Bank	87,550	-
Bank Of Baroda	70,521	-
Bayerische Landesbank Ag Munic	70,242	-
Bank Of Montreal	49,945	-
Corporacion Andina De Fomento	44,674	-
Banco Santander Singapur	22,318	19,633
Standard Chartered Bank. New York	21,934	-
Banco Santander Hong Kong	9,641	58,326
Abanca Corporacion Bancaria S.A.	8,791	-
Taishin International Bank Co.	8,740	-
Standard Chartered Bank Hong kong	4,906	-
Korea Exchange Bank	2,416	230
Banco Santander Central Hispano	1,734	104
Standard Chartered Bank	1,270	110,225
Bank Of China	1,264	2,540
Agricultural Bank Of China	1,015	114
Bank of Tokio Mitsubishi	443	1,164
Komercni Banka A.S.	392	-
Australian And New Zeland Banking Group Ltd.	354	-
Hsbc Bank Plc	333	-
China Construction Bank	298	101
Banca Intesa S.P.A.	282	-
Banco Do Brasil	281	67
Wachovia Bank Na	266	11,410
Bbva Bancomer	225	86
Bangkok Bank Public Company Limited	219	-
Hua Nan Commercial Bank	211	195
China Merchants Bank	182	1,146
Cassa Di Risparmio Di	174	-
Subtotal	**4,270,252**	**3,029,262**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 115

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

Interbank Borrowing, continuation

	As of December 31	
	2023	**2022**
	Ch$mn	**Ch$mn**
Icici Bank Limited	166	-
Industrial And Commercial Bank	144	-
E. Sun Commercial Bank Ltd. ,	121	-
The Industrial And Commercial	121	-
Banco De Sabadell, S.A.	107	-
Bank Of Communications	71	-
Turkiye Garanti Bankasi	70	70
Rhb Bank Berhad	61	-
Export-Import Bank Of Thailand	56	-
Banco Rio De La Plata S.A.	50	-
Bank Of India , Mumbai	47	-
Finansbank A.S.	38	-
Citic Industrial Bank	37	-
Shinhan Bank	27	58
Banco Bilbao Vizcaya Madrid	22	-
Yapi Ve Kredi Bankasi A.S.	21	-
Svenka Handelsbanken Estocolmo	3	-
The Bank Of Nova Scotia	-	199,225
Banco Santander Brasil	-	7,359
Industrial Bank Of Korea	-	901
Shanghai Pudong Development Bank	-	394
Bank Of Taiwan	-	386
Kbc Bank Nv	-	243
Banca Nazionale Del Lavoro	-	233
Unicredit	-	219
Bbva Uruguay	-	198
Bank For Foreign Trade Of Vietnam	-	181
Intesa Sanpaolo	-	124
Fortis Bank	-	110
Credit Agricole Italia	-	90
Caixabank	-	80
Taiwan Cooperative Bank	-	73
Banco Itau Bba S.A.	-	71
Abn Amro Bank N.V.	-	36
Kotak Mahindra Bank Limited	-	32
Banco De Galicia Y Buenos Aires	-	18
Subtotal	**1,162**	**210,101**
Subtotal (foreign financial institutions)	**4,271,414**	**3,239,363**
Total	**10,366,499**	**8,864,765**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 116

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued c. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid - 19 pandemic, the Credit Facility Conditional to Incrementing Loans (FCIC) programme was announced . This corresponds to a financial facility open to banks, allowing them to continue funding loans for households and companies . The Bank must leave collateral for these operations, which include bonds of the : the Central Bank of Chile, the government and private bonds (bank and corporate) and, more recently, commercial loans from the individual assessed portfolio classified as high credit quality . FCIC resources can also be accessed through the Liquidity Line of Credit (LCL), with a limit equal to the local currency reserve requirement . The FCIC consists of an initial facility and an additional one . The first amounts to US $ 4 , 800 million . The additional line can reach four times the initial one, that is, US $ 19 , 200 million . Its availability depends on two factors : growth of the loan portfolio and targeting loans to smaller companies . Furthermore, the Central Bank created the FCIC 2 for US $ 16 , 000 million . The maturity of these obligations is as follows : Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 117 A s of De c e mb e r 31, 2022 2023 Ch$mn Ch$mn - 6,048,867 Due within 1 year 5,584,084 - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 5,584,084 6,048,867 Total liabilities to the Central Bank of Chile d. Loans from domestic financial institutions The maturity of these obligations is as follows: A s of De c e mb e r 31, 2022 2023 Ch$mn Ch$mn 41,318 46,218 Due within 1 year - - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 41,318 46 , 218 Total loans from domestic financial institutions

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

e. Obligations abroad

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Due within 1 year	3,793,613	3,239,363
Due after 1 to 2 years	304,384	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	173,417	-
Due after 5 years	-	-
Total loans from foreign financial institutions	**4,271,414**	**3,239,363**

f. Debt Financial Instruments Issued and Other Financial Obligations

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of December 31, 2023			As of December 31, 2023		
	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn
Letters of credit	975	254	**1,229**	2,592	1,206	**3,798**
Senior bonds	1,849,062	6,076,323	**7,925,385**	482,696	6,597,776	**7,080,472**
Mortgage bonds	-	74,431	**74,431**	7,108	74,515	**81,623**
Issued debt instruments	**1,850,037**	**6,151,008**	**8,001,045**	**492,396**	**6,673,497**	**7,165,893**
Other financial liabilities	**296,095**	**178**	**296,273**	**292,756**	**239**	**292,995**
Total	**1,822,096**	**6,475,222**	**8,297,318**	**785,152**	**6,673,736**	**7,458,888**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 118

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

g. Mortgage finance bonds

These bills are used to finance mortgage loans. The principal amounts of these are amortised quarterly. The bills are indexed to the UF and yield an interest rate of 5.23% as of December 31, 2023 (5.20% as of December 31, 2022).

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Due within 1 year	975	2,592
Due after 1 to 2 years	254	1,039
Due after 2 to 3 years	-	167
Due after 3 to 4 years	-	-
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	**1,229**	**3,798**

h. Senior bonds

The details of senior bonds by currency are as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Santander Bonds in UF	3,632,979	3,510,708
Santander Bonds in US$	2,424,045	2,215,515
Santander Bonds in CHF$	637,203	644,780
Santander Bonds in Ch$	619,386	223,467
Current bonds in AUD$	116,515	122,611
Senior bonds in JPY$	323,922	203,512
Senior bonds in EUR$	171,335	159,879
Total senior bonds	**7,925,385**	**7,080,472**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 119

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

1. ***Placement of senior bonds:***

During 2023, the Bank has placed bonds for UF 7,719,000; CLP 424,400,000,000; CLP 403,150,000,000, USD 30,000,000 and JPY 25,500,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
W3	UF	2,724,000	7.5 years	1.60	01-12-18	21-02-23	01-06-26
W5	UF	3,790,000	9 years	1.80	01-03-19	19-01-23	01-03-28
AA13	UF	1,205,000	6 years	3.40	01-09-23	23-11-23	01-09-29
Total UF		**7,719,000**					
U7	CLP	3,000,000,000	5.5 years	7.00	01-03-22	24-02-23	01-09-27
T18	CLP	75,000,000,000	5.5 years	7.50	01-06-22	09-01-23	01-12-27
AA7	CLP	67,650,000,000	3.5 years	6.80	24-02-23	24-02-23	01-08-26
AA1	CLP	100,000,000,000	6.0 years	6.60	13-03-23	13-03-23	01-12-28
AA3	CLP	100,000,000,000	8.0 years	6.20	16-03-23	16-03-23	01-09-30
AA10	CLP	25,000,000,000	3 years	7.10	01-03-23	09-06-23	01-03-26
AA8	CLP	32,500,000,000	4.5 years	6.70	01-03-23	13-06-23	01-09-27
AA2	CLP	18,250,000,000	6.5 years	6.20	01-12-22	05-12-23	01-06-29
AA9	CLP	3,000,000,000	8.0 years	6.30	01-11-22	20-12-23	01-11-30
Total (CLP)		**424,400,000,000**					
Bond USD	USD	30,000,000	1 year	5.84	12-04-23	19-04-23	19-04-24
Total USD		**30,000,000**					
Bond JPY	JPY	10,500,000,000	1 year	0.60	24-04-23	28-04-23	28-04-24
Bond JPY	JPY	7,000,000,000	2 years	0.78	24-05-23	30-05-23	30-05-25
Bond JPY	JPY	8,000,000,000	2 years	0.78	20-10-23	27-10-23	27-10-25
Total JPY		**25,500,000,000**					

During 2022 the Bank has placed bonds for UF 29,326,000; USD 30,000,000; CLP 347,000,000,000; and JPY 3,000,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate Annual	Issue Date	Placement Date	Maturity Date
T3	UF	5,000,000	11 years	1.55	01-01-19	16-06-22	01-01-30
W3	UF	2,116,000	7.5 years	1.60	01-12-18	30-06-22	01-06-26
W5	UF	1,210,000	9 years	1.80	01-03-19	30-06-22	01-03-28
U2	UF	3,000,000	11.5 years	2.80	01-12-21	28-07-22	01-06-32
U1	UF	3,000,000	7.5 years	2.50	01-12-21	09-08-22	01-06-29
T20	UF	5,000,000	11.5 years	2.65	21-10-22	24-10-22	01-02-34
W4	UF	8,000,000	10.5 years	2.65	07-12-22	09-12-22	01-12-33
W9	UF	2,000,000	9.5 years	2.70	01-12-21	27-07-22	01-06-31
Total UF		**29,326,000**					
Bond US$	US$	30,000,000	3 years	Sofr + 95pb	20-04-22	28-04-22	28-04-25
Total US$		**30,000,000**					
U6	CLP	64,800,000,000	5.5 years	2.95	01-10-20	16-06-22	01-04-26
U5	CLP	100,000,000,000	4.5 years	2.70	01-10-20	29-06-22	01-04-25
U6	CLP	35,200,000,000	5.5 years	2.95	20-10-22	21-10-22	01-04-26
U7	CLP	72,000,000,000	5.5 years	7	15-11-22	16-11-22	01-04-26
T17	CLP	75,000,000,000	10 years	7.5	18-11-22	22-11-22	01-08-22
Total (CLP)		**347,000,000,000**					
Bond JPY	JPY	3,000,000,000	3 years	0.65	08-09-22	15-09-2022	15-09-25
Total JPY		**3,000,000,000**					

Consolidated Financial Statements December 2023 / Banco Santander-Chile 120

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2. *Repurchase of senior bonds*

The Bank made the following partial bond repurchases during 2023:

Date	Type	Currency	Amount
13-01-23	Senior	UF	131,00
19-01-23	Senior	UF	44,000
13-01-23	Senior	UF	45,000
26-04-23	Senior	UF	80,000
28-04-23	Senior	UF	30,000
02-05-23	Senior	CLP	91,000,000,000
05-07-23	Senior	UF	50,000
01-12-23	Senior	UF	73,000
05-12-23	Senior	UF	1,000

The Bank made the following partial bond repurchases during 2022:

Date	Type	Currency	Amount
07-01-2022	Senior	UF	1,065,000
10-01-2022	Senior	UF	150,000
03-02-2022	Senior	Ch$	4,000,000,000
04-02-2022	Senior	UF	785,000
04-02-2022	Senior	UF	1,205,000
17-02-2022	Senior	USD	4,156,000
08-03-2022	Senior	UF	7,000
09-03-2022	Senior	UF	5,000
10-03-2022	Senior	UF	5,000
14-03-2022	Senior	UF	5,000
28-07-2022	Senior	UF	70,000
29-07-2022	Senior	UF	9,000
05-08-2022	Senior	UF	31,000
07-09-2022	Senior	UF	602,000
08-09-2022	Senior	UF	100,000
13-09-2022	Senior	UF	377,000
27-09-2022	Senior	UF	93,000
28-09-2022	Senior	UF	414,000
11-10-2022	Senior	UF	50,000
12-10-2022	Senior	UF	43,000
13-10-2022	Senior	UF	1,000
19-10-2022	Senior	UF	64,000
20-10-2022	Senior	UF	181,000
27-10-2022	Senior	UF	50,000
02-11-2022	Senior	UF	1,000
07-11-2022	Senior	UF	2,000
08-11-2022	Senior	UF	687,000
09-11-2022	Senior	UF	165,000
15-11-2022	Senior	UF	1,000
17-11-2022	Senior	UF	100,000
21-11-2022	Senior	UF	3,000
23-11-2022	Senior	UF	400,000
28-11-2022	Senior	UF	415,000
01-12-2022	Senior	UF	1,052,000
06-12-2022	Senior	UF	130,000
13-12-2022	Senior	UF	348,000
14-12-2022	Senior	UF	140,000
15-12-2022	Senior	UF	104,000
16-12-2022	Senior	UF	291,000
19-12-2022	Senior	UF	97,000
26-12-2022	Senior	UF	4,000
28-12-2022	Senior	UF	60,000

Consolidated Financial Statements December 2023 / Banco Santander-Chile 121

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

3. *Maturities of senior bonds*

The maturity of the senior bonds is as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Due within 1 year	1,849,062	482,696
Due after 1 to 2 years	1,577,424	1,185,935
Due after 2 to 3 years	1,395,929	1,599,241
Due after 3 to 4 years	559,331	1,282,436
Due after 4 to 5 years	573,349	408,607
Due after 5 years	1,970,290	2,121,557
Total senior bonds	**7,925,385**	**7,080,472**

i. Mortgage bonds

The detail of mortgage bonds by currency is as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Mortgage bonds in UF	74,431	81,623
Total mortgage bonds	**74,431**	**81,623**

1. *Mortgage bond placements*

The Bank has not placed any Mortgage Bonds in 2023 or 2022.

2. *Maturity of mortgage bonds*

The maturity of the mortgage bonds is as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Due within 1 year	-	7,108
Due after 1 to 2 years	13,997	11,411
Due after 2 to 3 years	14,398	11,779
Due after 3 to 4 years	14,812	12,159
Due after 4 to 5 years	15,240	12,551
Due after 5 years	15,984	26,615
Total mortgage bonds	**74,431**	**81,623**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 122

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

j. Other financial liabilities

The composition of other financial liabilities, according to maturity, is summarised below:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Long-term obligations		
Due after 1 to 2 years	78	68
Due after 2 to 3 years	86	74
Due after 3 to 4 years	14	84
Due after 4 to 5 years	-	13
Due after 5 years	-	-
Long-term financial liabilities subtotal	**178**	**239**
Short-term obligations		
Amount payable for credit card transactions	171,529	186,237
Letters of credit approval	-	110
Other long-term financial obligations (short-term portion)	124,566	106,409
Short-term financial obligations subtotal	**296,095**	**292,756**
Other financial obligations total	**296,273**	**292,995**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 123

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS

The balances, as of December 31, 2023 and 2022, of Regulatory Capital Financial Instruments issued are as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Financial instruments of regulatory capital issued		
Subordinated bonds with transitional recognition	-	-
Subordinated Bonds	1,813,939	1,733,870
Perpetual bond	608,720	590,246
Preferred shares	-	-
Subtotal	**2,422,659**	**2,324,116**

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of December 31, 2023		
	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn
Subordinated bonds with transitional recognition	-	-	**-**
Subordinated Bonds	-	1,813,939	**1,813,939**
Perpetual bond	-	608,720	**608,720**
Preferred shares	-	-	**-**
Total	**-**	**2,422,659**	**2,422,659**

	As of December 31, 2022		
	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,733,870	**1,733,870**
Perpetual bond	-	590,246	**590,246**
Preferred shares	-	-	**-**
Total	**-**	**2,324,116**	**2,324,116**

The details of subordinated bonds by currency are as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
CLP	-	-
US$	175,234	169,835
UF	1,638,705	1,564,035
Subordinated bond total	**1,813,939**	**1,733,870**

The entirety of the Perpetual Bond is in US$ currency.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 124

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS, continued

The movement in the balance of Regulatory Capital Financial Instruments issued as of December 31, 2023 and 2022, is as follows:

	Subordinated Bonds Ch$mn	Perpetual bond Ch$mn	Total Ch$mn
Balance as of January 1, 2023	**1,733,870**	**590,246**	**2,324,116**
New issues/placements made	-	-	**-**
Accrued interest at the effective interest rate (subordinated bonds)	3,947	-	**3,947**
Accrued adjustments due to UF and/or exchange rate	70,550	-	**70,550**
Other movements (Discounts/Hedges/Exchange rate)	5,572	18,474	**24,046**
Balance as of December 31, 2023	**1,813,939**	**608,720**	**2,422,659**

	Subordinated Bonds Ch$mn	Perpetual bond Ch$mn	Total Ch$mn
Balances as of January 1, 2022	**1,461,637**	**592,468**	**2,054,105**
New issues/placements made	101,503	-	101,503
Accrued interest at the effective interest rate (subordinated bonds)	6,562	-	6,562
Accrued adjustments due to UF and/or exchange rate	172,941	-	172,941
Other movements (Discounts/Hedges/Exchange rate)	(8,773)	(2,222)	**(10,995)**
Balance as of December 31, 2022	**1,733,870**	**590,246**	**2,324,116**

During 2023, the Bank has not issued or placed any regulatory capital instruments.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 125

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of December 31, 2023 and 2022, the composition of the balance of provisions is as follows:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Provisions for employee benefit obligations	81,907	99,424
Provisions for restructuring plans	-	-
Provisions for lawsuits and litigations	4,504	5,533
Provisions for customer loyalty and merit programme obligations	38	38
Operational risk	2,993	5,149
Other provisions for other contingencies	19,339	62,682
Total	**108,781**	**172,826**

The movement in provisions as of December 31, 2023 and 2022, is shown below:

	Provisions						
	For employee benefit obligations Ch$mn	Restructuring plans Ch$mn	Lawsuits and litigation Ch$mn	Provisions for customer loyalty and merit programmes Ch$mn	Other Contingency Provisions Ch$mn	Operational risk Ch$mn	Total Ch$mn
Balance as of January 1, 2023	**99,424**	**-**	**5,533**	**38**	**62,682**	**5,149**	**172,826**
Established provisions	72,090	-	556	-	2,133	1,254	**76,033**
Provisions implemented	(72,840)	-	(1,585)	-	(45,476)	(3,410)	**(123,311)**
Provision release	(15,474)	-	-	-	-	-	**(15,474)**
Reclassifications		-	-	-	-	-	**-**
Other movements	(1,293)	-	-	-	-	-	**(1,293)**
As of December 31, 2023	**81,907**	**-**	**4,504**	**38**	**19,339**	**2,993**	**108,781**
Balances as of January 1, 2022	**109,001**	**-**	**3,035**	**38**	**51,894**	**1,578**	**165,546**
Established provisions	121,779	14,019	2,963	-	24,366	4,053	**167,180**
Provisions implemented	(132,340)	(14,019)	(465)	-	-	(482)	**(147,306)**
Provision release	(1,784)	-	-	-	(13,578)	-	**(15,362)**
Reclassifications		-	-	-	-	-	**-**
Other movements	2,768	-	-	-	-	-	**2,768**
As of December 31, 2022	**99,424**	**-**	**5,533**	**38**	**62,682**	**5,149**	**172,826**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 126

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF ISSUED REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances, as of December 31, 2023 and 2022, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 127 A s of De c e mb e r 31, 2022 2023 Ch$mn Ch$mn 243,883 148,921 Provision for payment of common stock dividends - - Provision for payment of preferred share dividends 3,625 5,112 Provision for interest payments on perpetual bond - - Provision reappreciation of perpetual bond 247,508 154 , 033 Total The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of December 31, 2023 and 2022, is as follows: Provision for revaluation of p e r p e tu a l b o nd s Provision for interest payments on perpetual bonds Provision for payment of p r efe rr e d st o c k dividends Provision for payment of c o mm on st o c k dividends Ch$mn Ch$mn Ch$mn Ch$mn - 3,625 - 243,883 Balance as of January 1, 2023 - 15,157 - 593,430 Established provisions - (13,670) - (688,392) Implementation of provisions - - - - Provision release - - - - Reclassifying - - - - O t h e r mo v e m e n ts - 5,112 - 148,921 Balance as of December 31, 2023 Provision for revaluation of p e r p e tu a l b o nd s Pr ov isi on f or i nt e r e st payments on perpetual bonds Provision for payment of p r efe rr e d st o c k dividends Provision for payment of c o mm on st o c k dividends Ch$mn C h $ m n Ch$mn Ch$mn - 4,995 - 233,775 Balances as of January 1, 2022 - 30,523 - 242,595 Established provisions - (30,528) - (232,487) Implementation of provisions - - - - Provision release - - - - Reclassifying - (1,365) - - O t h e r mo v e m e n ts - 3,625 - 243,883 Balance as of December 31, 2022

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK

As of December 31, 2023 and 2022, the composition of the balance of the special provisions for credit risk is as follows:

Special provisions for credit risk	As of December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Credit risk provisions for contingent claims		
Guarantees and sureties	5,354	9,252
Letters of credit for goods movement operations	877	346
Debt purchase commitments in local currencies abroad	-	-
Transactions related to contingent events	18,411	17,218
Immediately repayable unrestricted credit lines	13,746	9,890
Unrestricted credit lines	-	-
Other credit commitments	1,894	1,263
Other contingent loans	-	-
Subtotal	**40,282**	**37,969**
Provisions for local risk for operations with debtors domiciled abroad	52	550
Subtotal	**52**	**550**
Special provisions for foreign loans	-	-
Subtotal	-	-
Additional provisions for loans		
Additional provisions for commercial loans	122,000	122,000
Additional provisions for mortgage loans	17,000	17,000
Additional provisions for consumer loans	154,000	154,000
Subtotal	**293,000**	**293,000**
Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment	-	-
Subtotal	**-**	**-**
Provisions established for credit risk as a result of supplementary prudential requirements	6,000	-
Subtotal	**6,000**	**-**
TOTAL	**339,334**	**331,519**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 128

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in provisions as of December 31, 2023 and 2022, is shown below:

Special provisions for credit risk as of December 31, 2023 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2023	**37,969**	**550**	**-**	**293,000**	**-**	**-**
Provision establishment	13,938	83	-	-	-	6,000
Provision application	-	-	-	-	-	-
Provision release	(11,625)	(581)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2023	**40,282**	**52**	**-**	**293,000**	**-**	**6,000**

Special provisions for credit risk as of December 31, 2022 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2022	**30,801**	**194**	**-**	**258,000**	**-**	**-**
Provision establishment	14,250	552	-	35,000	-	-
Provision application	-	-	-	-	-	-
Provision release	(7,082)	(196)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
As of December 31, 2022	**37,969**	**550**	**-**	**293,000**	**-**	**-**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 129

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 27 - OTHER LIABILITIES

The composition of the item 'other liabilities' as of December 31, 2023 and 2022, is as follows:

	As of December 31,	
	2023	**2022**
	Ch$mn	**Ch$mn**
Other liabilities		
Cash guarantees received for financial derivative transactions (1)	1,081,226	1,017,967
Creditors for intermediation of financial instruments	36,819	265,794
Accounts payable to third parties	312,882	405,878
Valuation adjustments for macro-hedges (2)	68,781	85,725
Revenue liabilities due to income from ordinary activities generated by contracts with customers	2,679	6,354
VAT tax debit payable	44,861	36,814
Pending operations	18,191	21,918
Other liabilities	118,215	201,232
Total	**1,683,654**	**2,041,682**

1) This concerns guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
2) This concerns the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

Consolidated Financial Statements December 2023 / Banco Santander-Chile 130

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 28 - EQUITY a. Equity and preferred shares As of December 31 , 2023 and 2022 , the Bank has a share capital of Ch $ 891 , 303 million comprising 188 , 446 , 126 , 794 authorised shares, which are subscribed and paid in full . All these are ordinary shares with no par value and no preferences . Accordingly, share movements as of December 31 , 2023 and 2022 , are as follows : Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 131 Shares A s of Dece mb e r 31, 2022 2023 188,446,126,794 188,446,126,794 Issued as of January 1, - - Issuance of paid shares - - Issuance of shares owed - - Exercised stock option 188,446,126,794 188,446,126,794 T o t a l sh a r e s As of December 31, 2023 and 2022, the Bank does not hold any treasury shares, nor do the companies involved in the consolidation. As of December 31, 2023, the shareholders' distribution is as follows: % Of equity h o l d i n g Total AD R s ( *) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 T e a t i n o s Sig l o XX I I n v er s io n e s S . A . 6.79 12,799,964,871 12,799,964,871 The Bank of New York Mellon (ADRs)* 10.30 19,416,795,808 - 19,416,795,808 Banks’ custodies for third parties 9.76 18,392,349,767 - 18,392,349,767 P e n s io n fund s ( A F P ) o n b e h a lf o f t h i r d p a r t i e s 2.67 5,029,151,233 - 5,029,151,233 Stockbrokers on behalf of third parties 3.30 6,214,863,847 - 6,214,863,847 Other minority holders 100.00 188,446,126,794 12,799,964,871 175,646,161,923 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets. As of December 31, 2022, the distribution of shareholders is as follows: % Of equity h o l d i n g Total AD R s ( *) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 T e a t i n o s Sig l o XX I I n v er s io n e s S . A . 10.53 19,845,850,871 19,845,850,871 - The Bank of New York Mellon (ADRs)* 8.94 16,841,385,216 - 16,841,385,216 Banks’ custodies for third parties 7.29 13,742,809,166 - 13,742,809,166 P e n s io n fund s ( A F P ) o n b e h a lf o f t h i r d p a r t i e s 3.25 6,122,497,451 - 6,122,497,451 Stockbrokers on behalf of third parties 2.81 5,300,582,822 - 5,300,582,822 Other minority holders 100.00 188,446,126,794 19,845,850,871 168,600,275,923 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets.

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 28 - EQUITY, continued b. Reserves At Banco Santander Chile’s Ordinary Shareholders' Meeting, held on April 19, 2023, together with the approval of the 2022 Consolidated Annual Accounts, shareholders agreed to distribute 60% of the net profits for the year ("Consolidated profit attributable to shareholders of the Bank"), which amounted to Ch$485,191 million. These profits represent a dividend of Ch$2.57469221 pesos for each share. Likewise, it was approved that 40% be allocated to increase retained earnings by the amount necessary to meet the payment of the next three interest coupons on the perpetual bond and to increase the Reserves and other retained profits. As of December 31, 2023 and December 31, 2022, the balance of reserves corresponds to Ch$3,115,239 million and Ch$2,815,170 million, respectively. c. Dividends Details of dividend distribution can be found in the Consolidated Statements of Changes in Equity. d. As of December 31, 2023 and 2022, the composition of diluted profit and basic profit is as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 132 A s of D e ce mb e r 3 1 , 2022 2023 Ch$mn Ch$mn a) Basic earnings per share 808,651 496,404 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares 4.29 2.63 Basic earnings per share (in Ch$) 4.29 2.63 Diluted earnings per share from continuing operations (in Ch$) b) Diluted earnings per share 808,651 496,404 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares - - Assumed conversion of convertible debt 188,446,126,794 188,446,126,794 Adjusted number of shares 4.29 2.63 Basic earnings per share (in Ch$) 4.29 2.63 Diluted earnings per share from continuing operations (in Ch$) The Bank does not hold any dilutive instruments as of December 31 , 2023 and 2022 . e. Provision for interest payments on perpetual bonds The Bank records interest accrual on the perpetual bond in the Provisions for dividends, interest payments and reappreciation of regulatory capital financial instruments issued . As of December 31 , 2023 and 2022 , the balance was Ch $ 5 , 112 million and Ch $ 3 , 625 million, respectively . For further information, please refer to note N 25 .

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 28 - EQUITY, continued

f. Other comprehensive income from investment instruments and cash flow hedges:

	As of December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Investment instruments		
Balances as of January 1,	**(109,392)**	**(112,926)**
Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes.	145,257	23,707
Reclassifying and adjustment of the portfolio of Financial Investment Instruments	-	-
Net realised profit	(125,613)	(20,173)
Subtotal	**19,644**	**3,534**
Total	**(89,748)**	**(109,392)**
Cash flow hedging		
Balances as of January 1,	**(118,838)**	**(373,581)**
Gain (loss) on valuation adjustment of cash flow hedges before taxes	243,366	298,029
Reclassifying and adjustments for cash flow hedges before taxes	(40,112)	(43,286)
Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition.	-	-
Subtotal	**203,254**	**254,743**
Total	**84,416**	**(118,838)**
Other comprehensive income before taxes	**(5,332)**	**(228,230)**
Income tax related to other comprehensive income components		
Income tax relating to portfolio of financial investment instruments	24,231	29,536
Income tax relating to cash flow hedges	(22,792)	32,086
Total	**1,439**	**61,622**
Other comprehensive income, net of tax	**(3,893)**	**(166,608)**
Attributable to:		
Equity holders of the Bank	(5,242)	(167,147)
Non-controlling interest	1,349	539

The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 133

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 28 - EQUITY, continued g . N o n - c o n t r ol li n g i n t e r e s t This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them . As of December 31 , 2023 and 2022 , the balance of shareholders’ equity amounts to Ch $ 4 , 367 , 158 million and Ch $ 4 , 128 , 808 million, respectively . The non - controlling interest's share of equity and the results of affiliates are summarised as follows : Other comprehensive income A s o f D e c e m be r 31 , 2023 T o t a l o th e r comprehensive Comprehensive P a rt i c i p a t i o n o f third parties % E q u i ty C h $ mn F i n a n c i a l a ss e ts at fair value through other comprehensive Results income (OCI) Ch$mn Ch$mn D e f e r re d t a x i n c o m e C h $ m C h $ mn i n c o m e C h $ mn Subsidiary companies 21 - - - 21 45 0.25 Santander Corredora de Seguros Limitada 2,860 810 (299) 1,109 2,050 27,557 49.00 Santander Corredores de Bolsa Limitada 31 - - - 31 35 0.97 Santander Asesorías Financieras Limitada (1) - - - (1) 2 0.36 Santander SA Sociedad Securitizadora (1,213) - - - (1,213) (858) 49.90 Klare Corredora de Seguros SA 8,148 - - - 8,148 57,420 49.00 Santander Consumer Finance Limitada 9,846 810 (299) 1,109 9,036 84,201 Subtotal Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas 1,530 - - - 1,530 8,518 Limitada 100.00 4,087 - - - 4,087 28,336 Bansa Santander SA 100.00 (682) (682) 2,529 Multiplica Spa 100.00 439 - - - 439 1,151 PagoNXT Trade Chile SpA 100.00 5,374 - - - 5,374 40,534 Subtotal 100.00 15,220 810 (299) 1,109 14,410 124,735 Total Other comprehensive income A s o f D e c e m be r 31 , 202 2 F i n a n c i a l a ss e ts at fair value Limitada Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 134 C o m p r e h e n si v e income Ch$mn T o t a l o ther c o m p r e h e n si v e income Ch$mn D e f e r r ed t a x Ch$mn through other c o m p r e h e n si v e income (OCI) Ch$mn Res u lts C h $ m n Eq u i ty C h $ m n P a r t i c i p a t i o n o f third parties % Subsidiary companies 21 - - - 21 201 Santander Corredora de Seguros Limitada 0.25 1,739 (23) 9 (32) 1,762 24,725 Santander Corredores de Bolsa Limitada 49.41 47 - - - 47 561 Santander Asesorías Financieras Limitada 0.97 (1) - - - (1) 3 Santander SA Sociedad Securitizadora 0.36 (1,277) - - - (1,277) 356 Klare Corredora de Seguros SA 49.90 10,193 - - - 10,193 49,269 Santander Consumer Finance Limitada 49.00 10,722 (23) 9 (32) 10,745 75,115 Subtotal 2,168 - - - 2,168 6,988 Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas 100.00 3,239 - - - 3,239 24,250 Bansa Santander SA 100.00 (946) - - - (946) 3,211 Multiplica Spa 100.00 4,461 - - - 4,461 34,449 Subtotal 15,183 (23) 9 (32) 15,206 109,564 Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 28 - EQUITY, continued

The summarised financial information of the companies included in the consolidation that hold non-controlling interests is as follows, which does not include consolidation and equalisation adjustments:

		As of December 31,							
		2023				2022			
		Assets Ch$mn	Liabilities Ch$mn	Capital and reserves Ch$mn	Net income Ch$mn	Assets Ch$mn	Liabilities Ch$mn	Capital and reserves Ch$mn	Net income Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	31,758	13,895	9,576	8,287	92,541	13,093	71,121	8,327
Santander Corredores de Bolsa Limitada	Subsidiary	99,325	43,087	52,054	4,184	321,411	270,952	46,863	3,596
Santander Asesorías Financieras Limitada	Subsidiary	5,023	1,442	354	3,227	60,640	2,725	53,082	4,833
Santander SA Sociedad Securitizadora	Subsidiary	879	345	709	(175)	1,107	398	857	(148)
Klare Corredora de Seguros SA	Subsidiary	1,891	3,610	713	(2,432)	2,153	1,440	3,272	(2,559)
Santander Consumer Finance Limitada	Subsidiary	923,790	806,607	100,555	16,628	884,701	784,146	79,755	20,800
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	11,273	2,755	6,988	1,530	8,037	1,049	4,820	2,168
Bansa Santander SA	SPE*	292,937	264,601	24,249	4,087	213,661	189,411	21,011	3,239
Multiplica Spa	SPE*	3,518	989	3,211	(682)	4,337	1,126	4,157	(946)
PagoNXT Trade Chile SpA	SPE*	2,290	1,139	712	439	-	-	-	-
Total		**1,372,684**	**1,138,470**	**199,121**	**35,093**	**1,588,588**	**1,264,340**	**284,938**	**39,310**

SPE: Entities controlled by the Bank through other considerations.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 135

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS a. Lawsuits and legal procedures As of the date of issuance of these Consolidated Financial Statements, a number of lawsuits have been filed against the Bank and its affiliates concerning business operations . As of December 31 , 2023 , the Bank has provisions for this concept, which amount to of Ch $ 4 , 504 million (Ch $ 5 , 533 million as of December 31 , 2022 ), which are included in the Consolidated Statements of Financial Position under the item 'Provisions for contingencies' . For further information, please refer to Note No 24 . Banco Santander To cover the value of legal proceedings in which there are first and second - instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these, the Bank has made provisions of Ch $ 4 , 363 million and Ch $ 5 , 284 million as of December 31 , 2023 and 2022 , respectively . It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defence lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts . Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21 st Civil Court of Santiago, Role C - 21 . 366 - 2014 , regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch $ 60 million . As of December 31 , 2023 , this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm . Lawsuit 'Chilena de computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3 rd Civil Court of Santiago, Role C - 12325 - 2020 . As of December 31 , 2023 , the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending . Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 15 , 493 , which mainly relate to assets under leasing . Our lawyers have not estimated any material losses from these lawsuits . Santander Consumer Finance Limitada Currently, there are 42 lawsuits corresponding to processes mainly related to clients . Our lawyers have not estimated any material losses from these lawsuits . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 136

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued b. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs . Although these obligations should not be recognised in the Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk . The following table shows the contractual amounts that oblige the Bank to grant loans : Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 137 Contingent loans A s of D e c e m b e r 31, 2022 2023 Ch$mn Ch$mn 924,173 494,104 Guarantees and sureties 483,807 193,144 Guarantees and sureties in Chilean currency 440,366 300,960 Guarantees and sureties in foreign currency 255,522 262,496 Letters of credit for goods movement transactions 1,476,599 1,641,510 Transactions related to contingent events 1,216,117 1,179,242 Transactions related to contingent events in Chilean currency 260,482 462,268 Transactions related to contingent events in foreign currencies 8,974,077 9,490,141 Immediately repayable unrestricted credit lines 314,962 314,318 Other credit commitments 1,617 813 Credits for higher studies Law No 20,027 (CAE) 313,345 313,505 Other irrevocable credit commitments 11,945,333 12,202,569 Total c. Third - party and custody operations The Bank holds securities in the normal course of its business as follows: A s of D e c e m b e r 31, 2022 2023 Ch$mn Ch$mn Third - party operations 104,972 80,597 Collections 9,090 8,183 Transferred financial assets managed by the Bank 1,081,895 1,325,795 Assets from third parties managed by the Bank 1,195,957 1,414,575 Subtotal Custody of securities 756,880 742,078 Securities held in custody by a banking subsidiary deposited in another entity 9,057,428 8,762,559 Securities held in custody by the bank 12,397,099 18,151,391 Securities issued by the bank 22,211,407 27,656,028 Subtotal 23,407,364 29,070,603 Total d. Guarantees Banco Santander - Chile has a comprehensive bank policy for Employee Fidelity coverage No 0030129 in force with Compañía de Zurich Chile Seguros Generales SA, with coverage of US $ 50 , 000 , 000 per claim with an annual cap of US $ 100 , 000 , 000 , which jointly covers the Bank and its subsidiaries with an expiration date of June 30 , 2024 .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued Santander Corredores de Bolsa Limitada As of December 31 , 2023 , the Company has guarantees deposited with the Santiago Stock Exchange to cover securities lending operations carried out by the Company's own portfolio for a total of Ch $ 18 , 370 million (Ch $ 18 , 737 million as of December 31 , 2022 ) . Furthermore, as of December 31 , 2023 , the Company holds a guarantee with CCLV Contraparte Central SA, amounting to Ch $ 10 , 172 million in cash (Ch $ 9 , 960 million as of December 31 , 2022 ) . To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq . of Law No 18 , 045 on the Securities Market, the Company has delivered fixed - income securities to the Santiago Stock Exchange for a present value of Ch $ 1 , 038 million as of December 31 , 2023 (Ch $ 1 , 040 million as of December 31 , 2022 ) . This corresponds to a fixed - term time deposit with Banco Santander maturing on January 29 , 2024 . As of December 31 , 2023 , the company has a guarantee for share lending for an amount equal to Ch $ 3 , 524 million (Ch $ 3 , 519 million as of December 31 , 2022 ) . As of December 31, 2023, the Company has a guaranteed bond No B017883 from Banco Santander Chile, in the amount of USD$300,000 and whose maturity date is April 19, 2024, to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds, which covers participants who acquire quotas of Morgan Stanley Sicav open - end foreign funds. Santander Corredora de Seguros Limitada As required by Circular No 1,160 of the FMC (ex - SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance broker. The insurance policy for insurance brokers No 10050030 , which covers UF 500 , and the professional liability policy for insurance brokers No 10050031 , for an amount equivalent to UF 60 , 000 , were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2023 , to April 14 , 2024 . The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10 , 000 with the same financial institution, both with maturity dates of December 31 , 2024 . Klare Corredora de Seguros SA As required by Circular No 1 , 160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance policy for insurance brokers No 10051671 , which covers UF 500 , and the professional liability policy for insurance brokers No 10051670 , for an amount equivalent to UF 5 , 091 , were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2023 , to April 14 , 2024 . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 138

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 30 - INTEREST INCOME AND EXPENSES

This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting.

a. As of December 31, 2023, and 2022, the composition of interest income is as follows:

	As of December 31,	
	2023	**2022**
	Ch$mn	**Ch$mn**
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements	70	1,063
Debt financial instruments	120,363	62,876
Interbank loans	579	925
Commercial loans	1,287,677	954,978
Mortgage loans	527,305	412,741
Consumer loans	786,879	629,770
Other financial instruments	182,025	78,193
Subtotal	**2,904,898**	**2,140,546**
Financial assets at fair value through other comprehensive income		
Debt financial instruments	413,690	270,026
Other financial instruments	7,200	1,704
Subtotal	**420,890**	**271,730**
Results of interest rate-risk hedge accounting	**546,785**	**437,899**
Total interest income	**3,872,573**	**2,850,175**

As of December 31, 2023, and 2022, the stock of suspended interest income is as follows:

	As of December 31,	
	2023	**2022**
Off-balance sheet - interest income	**Ch$mn**	**Ch$mn**
Commercial loans	21,234	12,411
Mortgage loans	5,290	2,951
Consumer loans	3,215	2,771
Total	**29,739**	**18,133**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 139

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 30 - INTEREST INCOME AND EXPENSES, continued

b. As of December 31, 2023, and 2022, the composition of interest expense is as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Financial liabilities at amortised cost		
Deposits and other demand liabilities	(12,228)	(13,623)
Time deposits and other term equivalents	(1,221,707)	(759,511)
Obligations under repurchase and securities lending agreements	(47,267)	(15,774)
Interbank borrowing	(235,583)	(98,357)
Debt financial instruments issued	(231,211)	(174,707)
Other financial liabilities	(51,349)	(26,430)
Subtotal	**(1,799,345)**	**(1,088,402)**
Obligations under leasing contracts	**(3,601)**	**(2,862)**
Regulatory capital financial instruments issued	**(64,937)**	**(66,728)**
Results of interest rate-risk hedge accounting	**(1,262,206)**	**(1,089,816)**
Total interest expenses	**(3,130,089)**	**(2,247,808)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 140

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

Includes accrued adjustments for the period for all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, irrespective of whether they are measured at fair value and product adjustments due to hedge accounting.

a. As of December 31, 2023, and 2022, the composition of readjustment income is as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements	-	-
Debt financial instruments	78,200	195,082
Interbank loans	-	-
Commercial loans	291,578	825,146
Mortgage loans	759,963	1,818,172
Consumer loans	240	1,090
Other financial instruments	4,739	8,242
Subtotal	**1,134,720**	**2,847,732**
Financial assets at fair value through other comprehensive income		
Debt financial instruments	14,851	43,104
Other financial instruments	542	1,643
Subtotal	**15,393**	**44,747**
Results of hedge accounting of the UF readjustment risk	**(618,695)**	**(1,655,998)**
Total readjustment income	**531,418**	**1,236,481**

As of December 31, 2023, and 2022, the stock of suspended readjustment income is as follows:

	As of December 31,	
	2023	2022
Off-balance sheet - readjustment income	**Ch$mn**	**Ch$mn**
Commercial loans	23,554	25,714
Mortgage loans	20,763	22,445
Consumer loans	218	254
Total	**44,535**	**48,413**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 141

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 31 - READJUSTMENT INCOME AND EXPENSE, continued

b. As of December 31, 2023, and 2022, the composition of the readjustment expenses, including the results from hedge accounting, is as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Readjustment expenses		
Deposits and other demand liabilities	(4,364)	(12,023)
Time deposits and other term equivalents	(59,873)	(119,613)
Obligations under repurchase and securities lending agreements	-	-
Interbank borrowing	-	-
Debt financial instruments issued	(185,870)	(448,103)
Other financial liabilities	(18,731)	(39,934)
Financial instruments of regulatory capital issued	(70,550)	(172,949)
Result of UF, PPI and CPI risk hedge accounting.	186,924	552,120
Total expense for readjustments	**(152,464)**	**(240,502)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 142

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 32 COMMISSION INCOME AND EXPENSES

This comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Income from commissions and services rendered		
Commissions for prepayment of loans	14,151	11,348
Commissions for loans with letters of credit	2,900	233
Commissions for credit lines and current accounts overdraft	2,820	8,766
Commissions for guarantees and letters of credit	34,462	35,935
Commissions for card services	422,737	352,448
Commissions for account management	59,538	52,226
Commissions for collections and payments	60,912	54,060
Commissions for brokerage and management of securities	9,487	10,019
Commissions for brokerage of insurance and insurance advisory	61,511	52,568
Commissions for factoring services	1,249	1,829
Commissions for securitisations	-	45
Commissions for financial advice	15,422	9,362
Office banking	21,495	21,771
Other commissions earned for services rendered	60,823	56,543
Other commissions earned	81,006	61,910
Total	**848,513**	**729,063**

This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Expenses for commissions and services rendered		
Commissions for card operation services	(127,285)	(105,695)
Licence fees for the use of card brands	(6,077)	(7,360)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(10,943)	(11,458)
Expenses for obligations of consumer loyalty and merit programmes for client cards	(95,542)	(95,946)
Commissions for securities transactions	(9,115)	(8,551)
Office banking	(2,859)	(2,382)
Inter-bank services	(61,136)	(47,428)
Other commission paid for services received	(32,916)	(42,974)
Total	**(345,873)**	**(321,794)**
Total net fee and commission income and expenses	**502,640**	**407,269**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 143

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

	Segments					Revenue recognition schedule for ordinary activities		
As of December 31, 2023	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
						Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income								
Commissions for prepayment of loans	11,723	2,052	123	253	**14,151**	-	14,151	-
Commissions for loans with letters of credit	2,887	10	-	3	**2,900**	-	2,900	-
Commissions for credit lines and current accounts overdraft	1,742	(568)	1,667	(21)	**2,820**	2,820	-	-
Commissions for guarantees and letters of credit	4,072	18,460	11,014	916	**34,462**	34,462	-	-
Commissions for card services	360,758	34,347	27,394	238	**422,737**	84,547	338,190	-
Commissions for account management	55,495	3,232	804	7	**59,538**	59,538	-	-
Commissions for collections and payments	84,434	9,846	8,115	(41,483)	**60,912**	-	36,547	**24,365**
Commissions for brokerage and management of securities	1,926	598	6,830	133	**9,487**	-	9,487	-
Commissions for brokerage of insurance and insurance advisory	60,625	56	1	829	**61,511**	-	61,511	-
Commissions for factoring services	126	565	549	9	**1,249**	-	1,249	-
Commissions for securitisations	-	-	-	-	**-**	-	-	-
Commissions for financial advice	45	5,250	3,980	6,147	**15,422**	-	15,422	-
Office banking	14,190	5,966	1,339	-	**21,495**	21,495	-	-
Other commissions earned for services rendered	54,494	5,283	1,044	2	**60,823**	-	60,823	-
Other commissions earned	66,003	9,992	6,278	(1,267)	**81,006**	-	81,006	-
Total	**718,520**	**95,089**	**69,138**	**(34,234)**	**848,513**	**202,862**	**621,286**	**24,365**
Commission expenses								
Commissions for card operation services	(106,507)	(16,859)	(3,620)	(299)	**(127,285)**	-	(127,285)	-
Licence fees for the use of card brands	(5,078)	(943)	(38)	(18)	**(6,077)**	-	(6,077)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(16,188)	(584)	(62)	5,891	**(10,943)**	-	(10,943)	-
Expenses for obligations of consumer loyalty and merit programmes for client cards	(94,316)	(990)	-	(236)	**(95,542)**	-	(57,325)	**(38,217)**
Commissions for securities transactions	-	-	(7,426)	(1,689)	**(9,115)**	-	(9,115)	-
Office banking	(2,286)	(811)	(244)	482	**(2,859)**	(2,859)	-	-
Inter-bank services	(48,872)	(7,370)	(5,215)	321	**(61,136)**	-	(61,136)	-
Other commission paid for services received	(68,630)	(2,568)	(2,076)	40,358	**(32,916)**	-	(32,916)	-
Total	**(341,877)**	**(30,125)**	**(18,681)**	**44,810**	**(345,873)**	**(2,859)**	**(304,797)**	**(38,217)**
Total net fee and commission income and expenses	**376,643**	**64,964**	**50,457**	**10,576**	**502,640**	**200,003**	**316,489**	**(13,852)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 144

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

As of December 31, 2022	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Total Ch$mn	Total Ch$mn	Total Ch$mn
Commission income								
Commissions for prepayment of loans	7,072	3,229	11	1,036	**11,348**	-	11,348	-
Commissions for loans with letters of credit	170	-	-	63	**233**	-	233	-
Commissions for credit lines and current accounts overdraft	7,039	(836)	2,556	7	**8,766**	8,766	-	-
Commissions for guarantees and letters of credit	5,028	20,295	10,036	576	**35,935**	35,935	-	-
Commissions for card services	301,123	24,915	9,417	16,993	**352,448**	71,909	280,539	-
Commissions for account management	48,336	3,011	845	34	**52,226**	52,226	-	-
Commissions for collections and payments	65,897	9,318	8,052	(29,207)	**54,060**	-	32,436	**21,624**
Commissions for brokerage and management of securities	2,249	276	6,874	620	**10,019**	-	10,019	-
Commissions for brokerage of insurance and insurance advisory	52,757	12	1	(202)	**52,568**	-	52,568	-
Commissions for factoring services	313	657	761	98	**1,829**	-	1,829	-
Commissions for securitisations	-	-	45	-	**45**	-	45	-
Commissions for financial advice	(1,362)	2,894	3,916	3,914	**9,362**	-	9,362	-
Office banking	19,323	1,879	569	-	**21,771**	21,771	-	-
Other commissions earned for services rendered	46,168	9,586	789	-	**56,543**	-	56,543	-
Other commissions earned	49,131	7,615	7,237	(2,373)	**61,910**	-	61,910	-
Total	**603,244**	**82,851**	**51,109**	**(8,441)**	**729,063**	**190,607**	**516,832**	**21,624**
Commission expenses								
Commissions for card operation services	(94,473)	(9,619)	(1,418)	(185)	**(105,695)**	-	(105,695)	-
Licence fees for the use of card brands	(6,679)	(620)	(51)	(10)	**(7,360)**	-	(7,360)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(11,029)	(391)	(38)	-	**(11,458)**	-	(11,458)	-
Expenses for obligations of consumer loyalty and merit programmes for client cards	(94,958)	(987)	(1)	-	**(95,946)**	-	(57,567)	**(38,379)**
Commissions for securities transactions	-	-	(6,186)	(2,365)	**(8,551)**	-	(8,551)	-
Office banking	(1,985)	(125)	(272)	-	**(2,382)**	(2,382)	-	-
Inter-bank services	(45,210)	(1,956)	(262)	-	**(47,428)**	-	(47,428)	-
Other commission paid for services received	(36,504)	(6,509)	(5,581))	5,620	**(42,974)**	-	(42,974)	-
Total	**(290,838)**	**(20,207)**	**(13,809)**	**3,060**	**(321,794)**	**(2,382)**	**(281,033)**	**(38,379)**
Total net fee and commission income and expenses	**312,706**	**62,644**	**37,300**	**(5,381)**	**407,269**	**188,225**	**235,799**	**(16,755)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 145

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 33 - NET FINANCIAL INCOME

It includes the amount modified due to financial instruments' changes, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments and results on the sale and purchase of financial instruments.

As of December 31, 2023, and 2022, the detail of the results from financial operations is as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Results from financial assets held for trading at fair value through profit or loss		
Financial derivatives contracts	103,335	70,001
Debt financial instruments	(11,662)	8,139
Other financial instruments	88	51
Subtotal	**91,761**	**78,191**
Results from financial liabilities held for trading at fair value through profit or loss		
Financial derivatives contracts	-	-
Other financial instruments	-	-
Subtotal	-	-
Financial results from financial assets not held for trading mandatorily measured at fair value through profit or loss		
Debt financial instruments	-	-
Other	-	-
Subtotal	-	-
Financial results from financial assets designated at fair value through profit or loss		
Debt financial instruments	-	-
Other financial instruments	-	-
Subtotal	-	-
Financial results from financial liabilities designated at fair value through profit or loss		
Demand deposits and other demand liabilities, and time deposits and other term equivalents	-	-
Issued debt instruments	-	-
Other	-	-
Subtotal	-	-
Financial results on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income		
Financial assets at amortised cost	(215)	2,088
Financial assets at fair value through other comprehensive income	(125,610)	(20,173)
Financial liabilities at amortised cost	4,891	16,457
Financial instruments of regulatory capital issued	-	-
Subtotal	**(120,934)**	**(1,628)**
Total	**(29,173)**	**76,563**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 146

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 33 - NET FINANCIAL INCOME, continued

As of December 31, 2023, and 2022, the details of the financial results from foreign exchange, readjustments and hedge accounting of foreign currencies are as follows:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies		
Result from foreign exchange	**(85,911)**	**260,903**
Exchange rate readjustment results		
Financial assets held for trading at fair value through profit or loss	6,952	-
Non-trading financial assets mandatorily measured at fair value through profit or loss	-	-
Financial assets designated at fair value through profit or loss	-	-
Financial assets at fair value through other comprehensive income	-	-
Financial assets at amortised cost	2,350	1,856
Other assets	(14)	1,353
Financial liabilities at amortised cost	-	-
Financial liabilities held for trading at fair value through profit or loss	547	(760)
Financial liabilities designated at fair value through profit or loss	-	-
Financial instruments of regulatory capital issued	-	-
Net result of derivatives in foreign currency risk hedge accounting	**405,488**	**(122,262)**
Subtotal	**329,412**	**141,090**
Financial results from reclassifying financial assets due to changes in the business model		
From financial assets at amortised cost to financial assets for trading at fair value through profit or loss	-	-
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	-	-
Subtotal	**-**	**-**
Other financial results from changes in financial assets and liabilities		
Financial assets at amortised cost	-	-
Financial assets at fair value through other comprehensive income	-	-
Financial liabilities at amortised cost	-	-
Obligations under leasing contracts	-	-
Financial instruments of regulatory capital issued	-	-
Subtotal	**-**	**-**
Other financial results from ineffective hedge accounting	-	-
Other financial results from other hedge accounting	-	-
Subtotal	**-**	**-**
Total Net financial income	**300,239**	**217,653**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 147

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Consolidated Statements of Income present results from investments in companies of Ch$8,763 million as of December 31, 2023, and Ch$10,301 million as of December 31, 2022, as follows:

As of December 31, 2023 and 2022	Participation		Result from investments	
	2023 %	2022 %	2023 Ch$mn	2022 Ch$mn
Companies				
Redbanc SA	33.43	33.43	255	572
Transbank SA	25.00	25.00	5,007	6,508
Centro de Compensación Automatizado SA	33.33	33.33	1,689	1,567
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	505	442
Cámara de Compensación de Alto Valor SA	15.00	15.00	88	140
Administrador Financiero del Transantiago SA	20.00	20.00	726	804
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	134	109
Subtotal			**8,404**	**10,142**
Shares or rights in other companies				
Trading Exchanges			349	167
Other			10	1
Subtotal			**359**	**168**
Total			**8,763**	**10,310**

For more detailed financial information on the companies, see Note 14.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 148

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 35 - NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non - current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 149 A s of D e ce mb e r 31, 2022 2023 Ch$mn Ch$mn Net results from assets received in payment or awarded in a judicial auction 6,653 8,452 Results from the sale of goods received in payment or awarded in a judicial auction 10,989 23,434 Other income from assets received in lieu of payment or awarded in a judicial auction (743) (518) Provisions for adjustments to the net realisable value of assets received in lieu of payment or awarded in a judicial auction (15,063) (19,944) Charge - offs of assets received in payment or awarded in a judicial auction (2,017) (3,147) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction 6,404 5,281 Non - current assets held for sale and disposal group 6,223 13,558 Total

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES a. Other operating income is comprised of the following items: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 150 A s of D e ce mb e r 3 1 , 2022 2023 Ch$mn Ch$mn 141 45 Compensation from insurance companies for claims other than operational risk events 548 661 Income from expense recovery 4,850 3,101 Other income 5,539 3 , 807 Total b. Other operating expense is comprised of the following items: A s of D e ce mb e r 31, 2023 2023 Ch$mn Ch$mn (47,214) (9,325) Expenditure on insurance premiums to cover operational risk events (4,366) (1,937) Provisions for operational risk 362 2,692 Operational risk event expense recoveries (1,210) (1,081) Provisions for lawsuits and litigations (3,842) (5,329) Expenses from financial leasing credit operations (784) (769) Expenses for factoring credit operations (49,252) (15,889) Other operating expenses (106,306) (31,638) Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 37 –EXPENSES FROM OBLIGATIONS TO EMPLOYEES

Expenses from obligations to employees as of December 31, 2023 and 2022 are as follows:

	As of December 31,	
	2023	2023
	Ch$mn	Ch$mn
Employee benefits (short-term)	(349,842)	(359,852)
Employee benefits (long-term)	(14,629)	(14,659)
Expenses of employment benefits related to contract terminations	(36,289)	(27,289)
Expenses for defined benefit post-employment plan obligations	1,251	(849)
Other human resources costs	(12,766)	(12,159)
Total	**(412,275)**	**(414,808)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognised in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

a) Aimed at the Group's senior management.
b) The general requirement for eligibility is to be still employed when they are 60 years old.
c) The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.
d) Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan.
e) The Bank will be responsible for granting the benefits directly.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of December 31, 2023 amounted to Ch$5,260 million (Ch$6,819 million as of December 31, 2022).

The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:

Consolidated Financial Statements December 2023 / Banco Santander-Chile 151

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued

Calculation method:

The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually.

Actuarial assumptions used:

Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were:

The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net-related commitments. The assumptions used are as follows:

Post-Employment Plans	As of December 31, 2023	As of December 31, 2023
Mortality chart	RV-2014	RV-2014
Termination of contract rate	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

The movement in the period for post-employment benefits is as follows:

	As of December 31,	
	2023 Ch$mn	2023 Ch$mn
Assets for defined post-employment benefits	5,260	6,819
Commitments for defined benefit plans		
With active personnel	(5,027)	(6,277)
Caused by inactive personnel		
Minus:		
Unrecognised actuarial (gains) losses	-	-
Balances at the end of the period	**233**	**542**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 152

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued The period cash flow for post - employment benefits is as follows: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 153 A s of D e c e m b e r 31, 2022 2023 Ch$mn Ch$mn Fair value of plan assets 7,127 6,819 Balance at the beginning of the period 211 539 Expected return on insurance contracts 337 1,269 Employer contributions - - Actuarial (gains) losses - - Premiums paid (856) (3,367) Benefits paid 6,819 5,260 Fair value of plan assets at the end of the period Present value of obligations (6,633) (6 , 277) Present value of the obligations at the beginning of the period - - Net incorporation of companies into the Group 356 1,250 Current period service costs - - Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements (6,277) (5 , 027) Present value of obligations at the end of the period 542 233 Net balance at the end of the period Expected performance of the Plan: A s of D e c e m b e r 31, 2022 2023 U F + 2 . 50% p e r y ea r U F + 2 . 50% p e r y ea r Expected rate of return on plan assets U F + 2 . 50% p e r y ea r U F + 2 . 50% p e r y ea r Expected rate of return on redemption rights Costs related to the Plan: A s of D e c e m b e r 31, 2022 2023 Ch$mn Ch$mn 356 1 , 250 Current period service costs - - Interest cost 211 539 Expected return on plan assets - - Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other 567 1 , 789 Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 38 - ADMINISTRATIVE EXPENSE

As of December 31, 2023, and 2022, Administrative Expenses is composed of the following:

	As of December 31,	
	2023	2022
	Ch$mn	Ch$mn
General administrative expenses	**(184,572)**	**(180,832)**
Expenses for short-term lease agreements	(9,712)	(6,364)
Expenses for low-value leases	-	-
Other expenses for lease obligations	(87)	(30)
Maintenance and repair of fixed assets	(23,720)	(23,407)
Insurance premiums except to cover operational risk events	(4,839)	(5,656)
Office Supplies	(5,426)	(6,583)
IT and communication expenses	(83,898)	(88,438)
Lighting, heating, and other utilities	(5,388)	(5,514)
Security and valuables transport services	(19,893)	(16,459)
Representation and personnel travel expenses	(3,140)	(2,314)
Judicial and notarial expenses	(1,282)	(1,265)
Fees for review and audit of the financial statements by the external auditor	(1,913)	(1,455)
Fees for advisory and consultancy services provided by the external auditor	-	-
Fees for advisory and consultancy services provided by other audit firms	(202)	(167)
Fees for securities classification	-	-
Fees for other technical reports	(4,334)	(7,917)
Fines applied by the FMC	-	(51)
Fines applied by other bodies	(29)	-
Other general administrative expenses	(20,709)	(15,212)
Outsourced services	**(88,877)**	**(82,143)**
Data processing	(44,677)	(41,714)
Technology development, certification and technology testing service	(3,629)	(3,197)
External human resources management and external staffing service	(36)	(220)
Valuation service	-	-
Call Centre service for sales, marketing, quality control and customer service	(7)	(15)
External collection service	(308)	(427)
Outsourced ATM management and maintenance services	(504)	(525)
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	(3,837)	(4,691)
Product sales and distribution services	-	(119)
External credit appraisal service	(5,347)	(5,195)
Other outsourced services	(30,532)	(26,040)
Board expenses	**(1,711)**	**(1,764)**
Remuneration of the Board of Directors	(1,711)	(1,692)
Other Board Expenses	-	(72)
Marketing expenses	**(23,555)**	**(25,988)**
Taxes, contributions, fees	**(21,396)**	**(19,492)**
Real estate contributions	(2,185)	(2,107)
Licenses	(2,698)	(2,138)
Other taxes	(5)	(2)
Contribution to the FMC (ex-SBIF)	(16,508)	(15,245)
Other legal charges	-	-
Total	**(320,111)**	**(310,219)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 154

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 39 - DEPRECIATION AND AMORTISATION

The amounts corresponding to depreciation and amortisation charges to income as of December 31, 2023 and 2022 are detailed below:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Amortisation of intangible assets	(53,393)	(42,377)
Depreciation of fixed assets	(46,901)	(46,519)
Depreciation and amortization of assets for rights to use assets in leases	(43,468)	(41,097)
Total Depreciation and Amortisation	**(143,762)**	**(129,993)**

The reconciliation between the book value and balances as of December 31, 2023, and 2022, is as follows.

	Depreciation and amortisation			
	Fixed assets Ch$mn	Intangible assets Ch$mn	Right-of-use leased assets Ch$mn	Total Ch$mn
Balance as of January 1, 2023	**(400,270)**	**(243,520)**	**(181,385)**	**(825,175)**
Depreciation and amortisation charges for the period	(46,901)	(53,393)	(43,468)	**(143,762)**
Disposals and sales for the period	6,561	5,415	26,042	**38,018**
Impairment	-	(1,912)	-	**(1,912)**
Other	(17)	12,161	17	**12,161**
Balance as of December 31, 2023	**(440,627)**	**(281,249)**	**(198,794)**	**(920,670)**

	Depreciation and amortisation			
	Fixed assets Ch$mn	Intangible assets Ch$mn	Right-of-use leased assets Ch$mn	Total Ch$mn
Balances as of January 1, 2022	**(357,639)**	**(199,334)**	**(162,228)**	**(719,201)**
Depreciation and amortisation charges for the period	(46,519)	(42,377)	(41,097)	**(129,993)**
Disposals and sales for the period	3,888	-	21,940	**25,828**
Impairment	-	-	-	**-**
Other	-	(1,809)	-	**1,809**
Balance as of December 31, 2022	**(400,270)**	**(243,520)**	**(181,385)**	**(825,175)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 155

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of December 31, 2023, and 2022 are detailed below: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 156 A s of D e ce mb e r 31, 2022 2023 Ch$mn Ch$mn - - Impairment of investments in companies - (1,912) Impairment of intangible assets - - Impairment of fixed assets - - Impairment of assets for the right to use leased assets - - Impairment of other assets for investment properties - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - Acquisition gain through a business combination on highly advantageous terms - (1,912) Total

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 41 - CREDIT LOSS EXPENSES

The movement as of December 31, 2023 and 2022, in credit loss expense is summarised as follows:

a. The breakdown of credit loss expenses as of December 31, 2023, and 2022 is as follows:

Breakdown of loan loss expense for the period	**As of December 31,**	
	2023	**2022**
	Ch$mn	**Ch$mn**
Expense of established provisions for credit risk on loans and receivables	(572,590)	(418,066)
Expense on special provisions for credit risk	(7,312)	(42,717)
Recovery of charged-off loans	107,069	90,577
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	(759)	(521)
Total	**(473,592)**	**(370,727)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 157

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 41 - CREDIT LOSS EXPENSES, continued

b. The flow of expenditure on established provisions for credit risk and expense for credit loss on loans as of December 31, 2023 and 2022, is as follows:

Breakdown of expenditure on established provisions for credit risk and credit loss - for the period as of December 31, 2023	Loan loss provision expenses in the period							
	Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(249)	-	-	-	-	**(249)**	-	**(249)**
Provision released	170	-	-	-	-	**170**	-	**170**
Subtotal	**(79)**	**-**	**-**	**-**	**-**	**(79)**	**-**	**(79)**
Commercial loans								
Provisions established	(164,661)	(7,172)	(15,397)	(47,117)	(32,827)	**(267,174)**	-	**(267,174)**
Provision released	23,926	19,941	21,508	11,809	6,216	**83,400**	9,254	**92,654**
Subtotal	**(140,735)**	**12,769**	**6,111**	**(35,308)**	**(26,611)**	**(183,774)**	**9,254**	**(174,520)**
Mortgage loans								
Provisions established	-	(44,800)	-	-	(42,118)	**(86,918)**	-	**(86,918)**
Provision released	-	3,850	-	-	3,085	**6,935**	-	**6,935**
Subtotal	**-**	**(40,950)**	**-**	**-**	**(39,033)**	**(79,983)**	**-**	**(79,983)**
Consumer loans								
Provisions established	-	(264,701)	-	-	(64,773)	**(329,474)**	-	**(329,474)**
Provision released	-	10,795	-	-	671	**11,466**	-	**11,466**
Subtotal	**-**	**(253,906)**	**-**	**-**	**(64,102)**	**(318,008)**	**-**	**(318,008)**
Expense of established provisions for credit risk on loans and receivables	**(140,814)**	**(282,087)**	**6,111**	**(35,308)**	**(129,746)**	**(581,844)**	**9,254**	**(572,590)**
Recovery of charged-off loans:								
Interbank loans								-
Commercial loans								**51,584**
Residential mortgage loans								**27,763**
Consumer loans								**27,722**
Subtotal								**107,069**
Total								**(465,521)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 158

Breakdown of expenditure on established provisions for credit risk and credit loss - for the period as of December 31, 2022 Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 41 - CREDIT LOSS EXPENSES, continued Expenses of loan provisions in the period Normal portfolio Assessment I nd i v id ua l G r o up I m p a i r e d po r t f o l i o S ub s t a nd a r d portfolio Assessment Individual S ub t o t a l FOGAPE Covid - 19 guarantee D e d uct i b le Assessment Individual Group T o t a l (Ch$mn) Interbank loans P r o v i s i o n s e s t a b li s h e d Provision released (124) 85 - - - - - - - (124) - 85 - (124) - 85 S ub t o t a l (39) - - - - (39) - (39) Commercial loans P r o v i s i o n s e s t a b li s h e d Provision released (22,008) 23,596 (14,224) 10,633 (12,486) 18,349 (101,178) 16,463 (125,046) 30,936 (274,942) 99,977 S ub t o t a l 1 , 588 ( 3 , 591 ) 5 , 863 ( 8 4 , 715 ) ( 94 , 110 ) (174,965) - (274,942) 10,863 110,840 10,863 (164,102) Mortgage loans P r o v i s i o n s e s t a b li s h e d Provision released - (9,898) - 487 - - - (58,486) - 12,985 ( 68 , 384 ) 13 , 472 - ( 68 , 384) - 13 , 472 S ub t o t a l - (9 , 411) - - ( 45 , 501) ( 54 , 912) - ( 54 , 912) Consumer loans P r o v i s i o n s e s t a b li s h e d Provision released - (55,108) - 20,431 - - - (192,150) - 27,814 (247,258) 48,245 S ub t o t a l - ( 34 , 677) - Expense of established provisions for credit risk on loans and receivables 1 , 549 ( 47 , 679 ) 5 , 863 - (164,336) (199,013) (84,715) (303,947) (428,929) - (247,258) - 48 , 245 - (199,013) 10,863 (418,066) Recovery of charged - off loans: Interbank loans Commercial loans Residential mortgage loans Consumer loans - 44 , 8 6 2 21 , 5 7 5 24 , 1 4 0 S ub t o t a l 90 , 5 7 7 T o t a l (327,489) Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 159

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 41 - CREDIT LOSS EXPENSE, continued

The balances of special provisions for credit risk expenses as of December 31, 2023 and 2022 are as follows:

Breakdown of expenses of special provisions for credit risk for the period	**As of December 31,**	
	2023	**2022**
	Ch$mn	**Ch$mn**
Provision expense for contingent loans		
Interbank loans	-	-
Commercial loans	(662)	(6,976)
Consumer loans	(1,148)	(385)
Expense of provisions for local risk in operations with debtors abroad	**498**	**(356)**
Expense of special provisions for loans abroad	**-**	**-**
Expense of additional provisions for loans		
Commercial loans	-	100,000
Residential mortgage loans	-	(7,000)
Consumer loans	-	(128,000)
Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual Assessment	**-**	**-**
Expense of provisions established for credit risk as a result of additional prudential requirements	**(6,000)**	**-**
Total	**(7,312)**	**(42,717)**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 160

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 N O T E 4 2 - R ES U L TS F R O M D I S C O N T I N U E D O P E R ATIO N S The Bank currently has no results from discontinued operations. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 161

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 - RELATED PARTIES

'Related parties' refers to the Bank as well as its subsidiaries and associates, including 'key personnel' of the Bank's management (members of the Bank's Board of Directors and also the managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control.

Furthermore, the Bank considers the various companies comprising Grupo Santander worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain).

Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market.

Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives.

The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories:

Grupo Santander companies

This category includes entities belonging to Grupo Santander worldwide and also includes entities over which the Bank exercises some degree of control (dependent and special purposes entities).

Associated companies

This category includes those entities over which the Bank, as indicated in Note 1(b) of these Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so-called 'business support companies'.

Key personnel

This category includes the members of the Bank's Board of Directors and Directors of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category includes those related parties not included in the groups described above and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control.

The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 162

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 - RELATED PARTIES, continued

a. Loans to related parties

Loans and receivables, as well as contingent loans corresponding to related entities, are shown below:

The movement of loans with related parties during the financial periods of 2023 and 2022 has been as follows:

	As of December 31, 2023				As of December 31, 2022			
	Group companies Ch$mn	Associated companies Ch$mn	Key personnel Ch$mn	Other Ch$mn	Group companies Ch$mn	Associated companies Ch$mn	Key personnel Ch$mn	Other Ch$mn
Loans and receivables:								
Commercial loans	750,419	49,284	3,272	978	680,624	118	3,185	280
Mortgage loans	-	-	29,809	-	-	-	30,479	-
Consumer loans	-	-	6,388	-	-	-	6,540	-
Loans and receivables	**750,419**	**49,284**	**39,469**	**978**	**680,624**	**118**	**40,204**	**280**
Provision for loan losses	(1,037)	(50)	(361)	(19)	(2,213)	(8)	(164)	(10)
Net loans	**749,382**	**49,234**	**39,108**	**959**	**678,411**	**110**	**40,040**	**270**
Guarantee	1,032	-	31,489	115	1,031	-	31,590	110
Contingent loans:								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	1,960	-	-	-	19,162	-	-	-
Transactions with contingent events	438	-	-	343	30,422	-	-	-
Contingent loans	**2,398**	**-**	**-**	**343**	**49,584**	**-**	**-**	**-**
Provisions for contingent loans	(4)	-	-	(5)	(41)	-	-	-
Net contingent loans	**2,394**	**-**	**-**	**338**	**49,543**	**-**	**-**	**-**

	As of December 31, 2023				As of December 31, 2022			
	Group companies (*) Ch$mn	Related companies Ch$mn	Key personnel Ch$mn	Other Ch$mn	Group companies (*) Ch$mn	Related companies Ch$mn	Key personnel Ch$mn	Other Ch$mn
Balance as of January 1,	**730,208**	**118**	**40,204**	**280**	**607,378**	**192**	**29,889**	**219**
Loans granted	101,819	65,320	13,177	5,389	179,540	29	18,115	156
Loans paid	(79,210)	(16,154)	(13,912)	(4,348)	(56,710)	(103)	(7,800)	(95)
Total	**752,817**	**49,284**	**39,469**	**1,321**	**730,208**	**118**	**40,204**	**280**

(*) As of December 31, 2023 and 2022, loans corresponding to group companies outside the scope of consolidation amounted to Ch$3,348 million and Ch$27,544 million, respectively.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 163

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 –RELATED PARTIES, continued

b. The assets and liabilities for related party transactions as of December 31, 2023 and 2022, are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of December 31, 2023 (Ch$mn)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	666,062	-	-	-
Financial assets held for trading at fair value through profit or loss				
Derivative contracts	967,020	267,679	-	-
Other assets	686,950	550,400	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts	1,255,740	370,314	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	54,033	1,272	3,833	502
Time deposits and other term equivalents	145,649	-	9,894	1.589
Obligations under repurchase and securities lending agreements	129,321	-	-	-
Interbank borrowing	33,693	-	-	-
Debt and regulatory capital financial instruments issued	1,081,123	-	-	-
Other liabilities	257.915	435,093		-

Types of assets and liabilities held with related parties As of December 31, 2022 (Ch$mn)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	280,364	-	-	-
Financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	1,190,683	386,494	-	-
Other assets	676,850	287,053	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	1,695,284	326,149	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	73,193	-	4,398	833
Time deposits and other term equivalents	10,376	-	9,442	1,102
Obligations under repurchase and securities lending agreements	64,547	-	-	18,135
Interbank borrowing	224,798	-	-	-
Debt and regulatory capital financial instruments issued	1,001,310	-	-	-
Other liabilities	267,130	325,070	-	-

Consolidated Financial Statements December 2023 / Banco Santander-Chile 164

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 –RELATED PARTIES, continued

c. Income and expenses from related party transactions

Type of income and expenses from related party transactions as of December 31, 2023 (Ch$mn)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(45,542)	1,471	1,717	(41)
Commission and service income and expenses	176,603	87,987	250	24
Net financial results (*)	233,651	-	-	-
Other operating income and expenses	964	(734)	-	-
Remuneration and expenses of key personnel	-	-	(43,941)	-
Administrative and other expenses	(95,561)	(1,120)	-	-

(*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Type of income and expenses from related party transactions as of December 31, 2022 (Ch$mn)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(44,196)	(13)	4,198	79
Commission and service income and expenses	157,236	86,581	261	15
Net financial results (*)	(690,780)	(47,993)	(217)	27
Other operating income and expenses	1,311	(619)	-	-
Remuneration and expenses of key personnel	-	-	(40,650)	-
Administrative and other expenses	(78,435)	(1,069)	-	-

(*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 165

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 –RELATED PARTIES, continued

d. Individual transactions in the period with related parties that are legal entities that are not normal business transactions with customers in general and that involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of December 31, 2023			Description of the transaction			Transactions on matching terms to those with mutual independence between the parties.	Effect on the income statement		Effect on the balance sheet	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, SA	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	18,929	-	18,715
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,216	-	-
Santander Chile Holding SA					As contracted		255	-	2	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	42	418	20	51
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	60	1,104	-	-
Santander Global Services, SL	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	639	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,725	-	29
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	306	-	9
Universia Chile SA	Chile	Group	Institutional Services	Monthly	As contracted	Yes	4	377	-	-
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,943	-	112
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	676	747	78
Centro de Compensación Automatizado SA	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	3,615	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	646	-	-
Zurich Santander Seguros Generales Chile SA	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	205	-	1,667	-
First Tecnologia e Inovação Ltda	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	8,723	-	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT services and Ops.	Monthly	As contracted	Yes	-	52,948	-	-
PagoNxt Trade Services, S.L.	Spain	Grupo	Digital payments	Monthly	As contracted	Yes	-	400	-	-
Mercury Trade Finance Solutions, SpA.	Chile	Group	IT Services	Monthly	As contracted	Yes	-	183	-	-
PagoNxt Trade Chile SpA	Chile	Group	Data processing and transfer	Monthyl	As contracted	Yes	31	1,680	31	1,680
Banco Santander, S.A.	Spain	Grupo	Advisory services	Monthly	As contracted	Yes	-	18,929	-	18,715

Consolidated Financial Statements December 2023 / Banco Santander-Chile 166

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 –RELATED PARTIES, continued

As of December 31, 2022			Description of the transaction			Transactions on matching terms to those transactions with mutual independence between the parties.	Effect on the income statement		Effect on the balance sheet	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, SA	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	15,999	-	1,642
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	BackOffice services	Monthly	As contracted	Yes	-	3,059	-	-
Santander Chile Holding SA	Chile	Group	Leases	Monthly	As contracted	Yes	234	-	234	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	39	423	39	133
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	60	1,019	60	523
Santander Global Facilities, SL	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	341	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,381	-	26
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	258	-	-
Universia Chile, SA	Chile	Group	Institutional Services	Monthly	As contracted	Yes	8	341	8	-
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,710	-	-
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	626	-	78
Zurich Santander Seguros Generales Chile SA	Chile	Group	Channel Usage Services	Monthly	As contracted	Yes	187	-	187	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT Services	Monthly	As contracted	Yes	-	49,744	-	-
Mercury Trade Finance Solutions, SpA	Chile	Group	IT Services	Monthly	As contracted	Yes	-	256	-	-
Centro de Compensación Automatizado SA	Chile	Group	Derivatives clearing	Monthly	As contracted	Yes	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA	Chile	Group	Card Operator	Monthly	As contracted	Yes	-	632	-	-
PagoNxt Trade Services, SL	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	284	-	-

Consolidated Financial Statements December 2023 / Banco Santander-Chile 167

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 43 –RELATED PARTIES, continued

Payments to the Board of Directors and key personnel of the Bank's Management and its subsidiaries.

The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander-Chile's managers, are presented under the item 'Remuneration and personnel expenses' and/or 'Administrative expenses' in the Consolidated Income Statements and corresponds to the following:

	As of December 31,	
	2023 Ch$mn	2022 Ch$mn
Salaries	21,409	20,280
Remuneration of the Board of Directors	1,711	1,692
Bonuses	16,402	17,794
Stock-based compensation	2,119	(1,169)
Training costs	38	50
Seniority compensation	2,312	6
Health funds	374	357
Other personnel costs funds	827	791
Pension plans	(1,251)	849
Total	**43,941**	**40,650**

Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries.

Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries	As of December 31, 2023 Ch$mn	2022 Ch$mn
Directors	11	11
Managers	122	124
Total	**133**	**135**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 168

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received in the event of a sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price), regardless of whether that figure is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability.

For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if not possible, the current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered.

These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of December 31, 2023 and 2022:

	As of December 31, 2023		As of December 31, 2022	
	Book value Ch$mn	Fair value Ch$mn	Book value Ch$mn	Fair value Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**10,217,794**	**10,217,794**	**11,827,006**	**11,827,006**
Financial derivatives contracts	10,119,486	10,119,486	11,672,960	11,672,960
Debt financial instruments	98,308	98,308	154,046	154,046
Financial assets at fair value through other comprehensive income	**4,641,282**	**4,641,282**	**6,023,039**	**6,023,039**
Debt financial instruments	4,536,025	4,536,025	5,880,733	5,880,733
Other financial instruments	105,257	105,257	142,306	142,306
Financial derivative contracts for hedge accounting	**605,529**	**605,529**	**477,762**	**477,762**
Debt financial instruments at amortised cost	**47,834,678**	**47,126,754**	**43,596,957**	**43,838,759**
Debt financial instruments	8,176,895	7,927,729	4,867,591	4,496,503
Interbank loans and receivables from clients	39,657,783	39,236,207	38,729,366	39,342,256
Guarantees provided for derivative financial transactions	**2,238,900**	**2,238,900**	**2,442,325**	**2,442,325**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 169

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	As of December 31, 2023		As of December 31, 2022	
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,988,342**	**11,988,342**	**11,319,320**	**11,319,320**
Financial derivatives contracts	9,521,575	9,521,575	11,319,320	11,319,320
Financial derivative contracts for hedge accounting	2,466,767	2,466,767	2,788,794	2,788,794
Financial liabilities at amortised cost	**50,762,244**	**50,559,403**	**45,712,785**	**45,051,218**
Deposits and other demand liabilities	13,537,826	13,537,826	14,086,226	14,086,226
Time deposits and other term equivalents	16,137,942	16,326,086	12,978,790	13,117,554
Interbank borrowing	10,366,499	10,289,810	8,864,765	8,223,783
Debt and regulatory capital financial instruments issued	10,423,704	10,208,139	9,490,009	9,330,660
Other financial liabilities	296,273	296,273	292,995	292,995
Guarantees received for financial derivative transactions	**1,081,226**	**1,081,226**	**1,017,968**	**1,017,968**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 170

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value approximates, due to their short - term nature, the book value of the following items : cash and bank deposits, cash items in collection process and securities lending and repurchase agreements . Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities . They, therefore, do not represent the value of the Bank as a going concern . The methods used to estimate the fair value of financial instruments are detailed below . a. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments . Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one . To estimate the fair value of debt investments, other variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers . b. Interbank loans and receivables from clients The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis . For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality . The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realisation rate and term . The estimated fair value is based on the book value for variable - rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk . The account balances and fair values are presented net of provisions for credit risk . c. Deposits and other demand obligations The disclosed fair value of non - interest - bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value . The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market . d. Short and long - term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities . e. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics . The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13 . If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black - Scholes, Hull and Monte Carlo simulations . It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable . Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments . The hierarchy prioritises unadjusted quoted prices in active markets for identical assets or liabilities (level 1 ) . The lowest priority is given to significant inputs with unobservable data (level 3 measures) . The three levels of the fair value hierarchy are as follows : - Level 1 : inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date . - Level 2 : inputs other than quoted prices included in Level 1 , which can be observed directly or indirectly for assets or liabilities . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 171

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

- Level 3: unobservable input for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data.

Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise:

- Instruments of the Chilean Central Bank and the General Treasury of the Republic
-Instruments issued abroad
- Mutual Funds

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
· Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
· Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
· Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options.
· Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 172

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The following financial instruments are classified at level 3:

Type of financial instrument	Valuation model used	Description
· Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
· CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless. TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
· CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
· Recognition bonds	Spread over risk-free	Valuation by the stochastic dynamic model to obtain the discount rate.
· Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.

The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value constantly:

As of December 31,		Fair value measurements		
	2023 Ch$mn	Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**10,217,794**	**98,308**	**10,119,486**	**-**
Financial derivatives contracts	10,119,486	-	10,119,486	-
Debt financial instruments	98,308	98,308	-	-
Financial assets at fair value through other comprehensive income	**4,641,282**	**4,528,915**	**6,656**	**105,711**
Debt financial instruments	4,536,025	4,528,915	6,656	454
Other financial instruments	105,257	-	-	105,257
Financial derivative contracts for hedge accounting	605,529	-	605,529	-
Guarantee money deposits	**2,238,900**	**-**	**2,238,900**	**-**
Total	**17,703,506**	**4,627,223**	**12,970,572**	**105,711**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**9,521,575**	**-**	**9,521,575**	**-**
Financial derivatives contracts	9,521,575	-	9,521,575	-
Financial derivative contracts for hedge accounting	**2,466,767**	**-**	**2,466,767**	**-**
Guarantees for threshold operations	**1,081,226**	**-**	**1,081,226**	**-**
Total	**13,069,568**	**-**	**13,069,568**	**-**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 173

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,	2022 Ch$mn	Fair value measurements Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,827,006**	**154,046**	**11,672,922**	**38**
Financial derivatives contracts	11,672,960	-	11,672,922	38
Debt financial instruments	154,046	154,046	-	-
Financial assets at fair value through other comprehensive income	**6,023,039**	**5,870,407**	**9,894**	**142,738**
Debt financial instruments	5,880,733	5,870,407	9,894	432
Other financial instruments	142,306	-	-	142,306
Financial derivative contracts for hedge accounting	**477,762**	-	**477,762**	-
Guarantee money deposits	**2,442,327**	**-**	**2,442,327**	**-**
Total	**20,770,134**	**6,024,453**	**14,602,905**	**142,776**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,319,320**	**-**	**11,319,320**	**-**
Financial derivatives contracts	11,319,320	-	11,319,320	-
Financial derivative contracts for hedge accounting	**2,788,794**	**-**	**2,788,794**	**-**
Guarantees for threshold operations	**1,017,967**	**-**	**1,017,967**	**-**
Total	**15,126,081**	**-**	**15,126,081**	**-**

The following tables present assets and liabilities that are not recurrently measured at fair value in the consolidated statement of financial position:

As of December 31,	2023 Ch$mn	Fair value measurements Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Debt financial instruments at amortised cost				
Debt financial instruments	**7,927,729**	7,927,729	-	-
Interbank loans and receivables from clients	**39,236,207**	-	-	39,236,207
Total	**47,163,936**	**7,927,729**	**-**	**39,236,207**
Liabilities				
Financial liabilities at amortised cost				
Deposits and other demand liabilities	**13,537,826**	-	-	13,537,826
Time deposits and other term equivalents	**16,326,086**	-	16,326,086	-
Interbank borrowing	**10,289,810**	-	10,289,810	-
Debt and regulatory capital financial instruments issued	**10,208,139**	-	10,208,139	-
Other financial liabilities	**296,273**	-	296,273	-
Total	**50,658,134**	**-**	**37,120,308**	**13,537,826**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 174

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,		Fair value measurements		
	2022 Ch$mn	Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Debt financial instruments at amortised cost				
Debt financial instruments	**4,496,503**	4,496,503	-	-
Interbank loans and receivables from clients	**39,342,256**	-	-	39,342,256
Total	**43,838,759**	**4,496,503**	**-**	**39,342,256**
Liabilities				
Financial liabilities at amortised cost				
Deposits and other demand liabilities	**14,086,226**	-	-	14,086,226
Time deposits and other term equivalents	**13,117,554**	-	13,117,554	-
Interbank borrowing	**8,223,783**	-	8,223,783	-
Debt and regulatory capital financial instruments issued	**9,330,660**	-	9,330,660	-
Other financial liabilities	**292,995**	-	292,995	-
Total	**45,051,218**	**-**	**30,964,992**	**14,086,226**

The fair value of other assets and other liabilities approximates its book value.

The methods and assumptions for estimating fair value are defined below:

- Loans and amounts owed by credit institutions and clients: Fair value is estimated for groups of loans with similar characteristics. The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. First, the future cash flow of the current loan portfolio is estimated using contractual rates. Then the new loans distributed over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value.

Regarding behavioural assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow.

- Deposit and Bank Borrowings: The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities. The book value was considered to approximate the fair value for variable-rate deposits.

- Debt instruments issued and other financial obligations: The fair value of long-term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 2.

There were no transfers between levels 1 and 2 as of December 31, 2023 and 2022.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 175

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The following table presents the Bank's activity for assets and liabilities recurrently measured at fair value using significant inputs with unobserved data (level 3) as of December 31, 2023 and 2022:

	Assets Ch$mn	Liabilities Ch$mn
As of January 1, 2023	**142,776**	**-**
Total realised and unrealised profit (loss):		
Included in profits	(19)	-
Included in comprehensive income	9,351	-
Acquisitions, issues, liquidations, and placements (net)	(46,397)	-
Level transfers	-	-
As of December 31, 2023	**105,711**	**-**
Total profit or loss included in profit or loss as of December 31, 2023 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2022	**(37,065)**	**-**

	Assets Ch$mn	Liabilities Ch$mn
As of January 1, 2022	**100,814**	**-**
Total realised and unrealised profit (loss):		
Included in profit	42,085	-
Included in comprehensive income	(123)	-
Acquisitions, issues and placements (net)	-	-
Level transfers	-	-
As of December 31, 2022	**142,776**	**-**
Total profit or loss included in profit or loss as of December 31, 2022 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2021	**41,962**	**-**

The internal Local Risk Factor Committee, which is held quarterly, reviews the cases in which transfers must be made between the different levels. During the year 2023, the Bank has not carried out reclassifications in instruments that were at level 3 to level 2.

Realised and unrealised profit (loss) included in results as of December 31, 2023, and 2022, on assets and liabilities recurrently measured at fair value through significant inputs of unobservable data (Level 3) are recorded in the Consolidated Income Statements under 'Net income from financial results'.

The potential effect as of December 31, 2023 and 2022, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would arise from a change in the main assumptions in the case of using other reasonably possible hypotheses that are less favorable or more favorable than those used, is not considered significant for the Bank.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 176

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, The following tables show the financial instruments subject to offsetting according to IAS 32 for 2023 and 2022: Linked financial instruments offset on the balance sheet Amount in the s tat e m e n t of financial position R e s i dua l s of financial i n s t r u m e nt s t ha t are not linked and/or not subject to offsetting N e t a m o unt p r e s e nt e d in the balance sheet A m o unt s o ff s e t on the balance sheet Gross a m o unt s A s of D e c e m b e r 31, 2023 Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Assets 10,725,015 149,198 10,575,817 - 10,575,817 Financial derivatives contracts and hedge accounting (*) 39,657,783 39,657,783 - - - Loans and receivables form clients plus interbank loans 50,382,798 39,806,981 10,575,817 - 10,575,817 Total Liabilities 11,988,342 256,205 11,732,137 - 11,732,137 Financial derivatives contracts and hedge accounting (*) 282,584 - 282,584 - 282,584 Repurchase and securities lending contracts 40,042,267 40,042,267 - - - Deposits and obligations with banks 52,313,193 40,298,472 12,014,721 - 12,014,721 Total (*) These items include guarantees of Ch$2,225,820 million and Ch$839,201 million for derivative assets and liabilities, respectively. Linked financial instruments offset on the balance sheet A s o f D e c e m b e r 31, 2022 Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 177 Gross a m o unt s Amounts offset on the b a l a nc e s h e e t N e t a m o unt p r e s e nt e d i n the balance sheet Residuals of financial instruments that are not li n k e d a nd / o r Amount in the s t a t e m e n t o f financial position Ch$mn not subject to off s e tt i ng Ch$mn Ch$mn Ch$mn Ch$mn 12,150,722 1,870,431 - 10,280,291 10,280,291 Assets Financial derivatives contracts and hedge accounting (*) - 37 , 692,840 - 37 , 692 , 840 - - - - - - Repurchase and securities lending contracts Interbank credits and receivables from clients 49,843,562 39,563,271 - 10,280,291 10,280,291 Total 14,108,114 2,742,833 - 11,365,281 11,365,281 Liabilities Financial derivatives contracts and hedge accounting (*) 315,355 - - 315,355 315,355 Repurchase and securities lending contracts 35,929,781 35,929,781 - - - Deposits and obligations with banks 50,353,250 38,672,614 - 11,680,636 11,680,636 Total (*) These items include guarantees of MCh$1,695,431 and MCh$746,729 for derivative assets and liabilities, respectively.

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, establishing the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Financial derivative contracts are listed below, according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of December 31, 2023		As of December 31, 2022	
	Assets Ch$mn	Liabilities Ch$mn	Assets Ch$mn	Liabilities Ch$mn
Derivative contracts with a zero threshold collateral agreement	9,802,491	10,836,243	8,177,074	9,588,768
Derivative contracts with non-zero threshold collateral agreement	773,325	895,894	440,091	536,318
Derivative contracts without collateral agreement	149,199	256,205	3,533,557	3,983,028
Total financial derivatives	**10,725,015**	**11,988,342**	**12,150,722**	**14,108,114**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 178

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of December 31, 2023 and 2022, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of December 31, 2023	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial assets								
Cash and bank deposits	2,723,282	-	-	-	-	-	-	**2,723,282**
Cash in collection process	812,524	-	-	-	-	-	-	**812,524**
Debt financial instruments - at fair value through profit or loss	-	211	-	2,275	31,031	1,432	63,359	**98,308**
Debt instruments at fair value with changes in other comprehensive income	-	2,277,301	10,319	319	668,856	491,471	1,087,759	**4,536,025**
Financial derivative contracts and hedge accounting	-	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	**10,725,015**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	-	3,724,781	4,453,843	-	-	**8,178,624**
Interbank loans (2)	49	68,391	-	-	-	-	-	**68,440**
Loans and receivables from clients (3)	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	**40,743,446**
Loans and receivables from clients at fair value	-	-	-	66,685	13,566	19,692	5,439	**105,382**
Money deposits in guarantee	2,238,900	-	-	-	-	-	-	**2,238,900**
Total financial assets	**6,647,346**	**6,033,825**	**3,996,009**	**10,828,359**	**16,507,327**	**6,592,510**	**19,557,885**	**70,229,946**

As of December 31, 2023	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial liabilities								
Cash in collection process	775,082	-	-	-	-	-	-	**775,082**
Financial derivative contracts and hedge accounting	-	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	**11,988,342**
Deposits and other demand liabilities	13,537,826	-	-	-	-	-	-	**13,537,826**
Time deposits and other term equivalents	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	**16,137,942**
Obligations under repurchase and securities lending agreements	-	282,483	101	-	-	-	-	**282,584**
Interbank borrowing	18,220	42,730	4,006,532	5,821,216	304,384	173,417	-	**10,366,499**
Debt and regulatory capital financial instruments issued	-	291,687	285,923	1,272,427	3,183,069	1,314,205	4,076,393	**10,423,704**
Other financial liabilities	-	296,095	-	-	164	14	-	**296,273**
Obligations under leasing contracts	-	-	-	20,716	37,446	22,913	23,441	**104,516**
Money deposits in guarantee	1,081,226	-	-	-	-	-	-	**1,081,226**
Total financial liabilities	**15,740,596**	**9,289,038**	**9,152,812**	**13,507,905**	**6,719,700**	**3,040,234**	**7,543,709**	**64,993,994**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,729 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$114 million.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,153,989 million.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 179

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2022	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial assets								
Cash and bank deposits	1,982,942	-	-	-	-	-	-	**1,982,942**
Cash in collection process	843,816	-	-	-	-	-	-	**843,816**
Debt financial instruments - at fair value through profit or loss	-	1	114,165	70	3,880	23,277	12,653	**154,046**
Debt instruments at fair value with changes in other comprehensive income	-	2,617,251	744,182	68,973	2,167	559,210	1,888,950	**5,880,733**
Financial derivative contracts and hedge accounting	-	734,755	570,803	1,499,473	3,396,062	2,026,248	3,923,382	**12,150,723**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	96,326	-	2,545,919	2,225,346	-	**4,867,591**
Interbank loans (2)	-	32,955	-	-	-	-	-	**32,955**
Loans and receivables from clients (3)	713,513	3,402,788	2,980,575	5,158,378	7,943,135	4,431,396	14,066,625	**38,696,410**
Loans and receivables from clients at fair value	-	-	-	-	70,668	66,478	5,160	**142,306**
Money deposits in guarantee	2,442,327	-	-	-	-	-	-	**2,442,327**
Total financial assets	**5,982,598**	**6,787,750**	**4,506,051**	**6,726,894**	**13,961,831**	**9,331,955**	**19,896,770**	**67,193,849**

As of December 31, 2022	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial liabilities								
Cash in collection process	746,872	-	-	-	-	-	-	**746,872**
Financial derivative contracts and hedge accounting	-	67,236	151,948	2,541,236	4,686,662	2,415,134	4,245,898	**14,108,114**
Deposits and other demand liabilities	14,086,226	-	-	-	-	-	-	**14,086,226**
Time deposits and other term equivalents	234,170	12,712,880	5,806	-	25,934	-	-	**12,978,790**
Obligations under repurchase and securities lending agreements	-	211,730	103,516	109	-	-	-	**315,355**
Interbank borrowing	24,667	149,482	818,030	2,288,492	5,584,094	-	-	**8,864,765**
Debt and regulatory capital financial instruments issued	-	92,205	62,084	334,107	2,809,572	1,715,753	4,476,288	**9,490,009**
Other financial liabilities	-	292,756	-	-	142	97	-	**292,995**
Obligations under leasing contracts	-	-	-	25,902	46,955	32,785	31,447	**137,089**
Guarantee money deposits	1,017,968	-	-	-	-	-	-	**1,017,968**
Total financial liabilities	**16,109,903**	**13,526,289**	**1,141,384**	**5,189,846**	**13,153,359**	**4,163,769**	**8,753,633**	**62,038,183**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$894 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$36 million.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,036,525 million.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 180

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies as of December 31, 2023 and 2022.

	As of December 31, 2023										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	34,431,899	25,728,048	659	6,434,212	203,418	4,094	2,910	8,330	15,586	-	5,933
Non-financial assets	1,636,000	169,924	12	2,213,220	1,238	424	671	25	1,285	-	-
TOTAL ASSETS	**36,067,899**	**25,897,972**	**671**	**8,647,432**	**204,656**	**4,518**	**3,581**	**8,355**	**16,871**	**-**	**5,933**
Financial liabilities	42,681,247	7,338,983	-	12,148,010	438,270	2,563	698,934	360,193	11,612	-	128,440
Non-financial liabilities	1,277,596	136,797	94	1,127,203	13,438	27	1,051	159	5	-	1,373
TOTAL LIABILITIES	**43,958,843**	**7,475,780**	**94**	**13,275,213**	**451,708**	**2,590**	**699,985**	**360,352**	**11,617**	**-**	**129,813**

	As of December 31, 2022										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	33,409,175	23,698,931	111,018	6,305,859	150,370	15,804	3,181	17,849	117	-	3,403
Non-financial assets	1,921,828	186,188	12	2,338,517	1,506	34	809	-	-	-	3
TOTAL ASSETS	**35,331,003**	**23,885,119**	**111,030**	**8,644,376**	**151,876**	**15,838**	**3,990**	**17,849**	**117**	**-**	**3,406**
Financial liabilities	41,492,839	7,805,156	1	10,209,855	440,062	1,267	710,381	225,558	7	-	135,089
Non-financial liabilities	1,856,448	44,426	42	1,001,061	918	18	1,433	144	1	-	1,526
TOTAL LIABILITIES	**43,349,287**	**7,849,582**	**43**	**11,210,916**	**440,980**	**1,285**	**711,814**	**225,702**	**8**	**-**	**136,615**

The fair value of derivative instruments is shown in Chilean Pesos and the notional amount is not included.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 181

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING General information The Bank has placed risk management at the centre of its activity to ensure that the organisation as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and abiding of the legal regulations in force . The risk management and control model is underpinned by a set of common principles, a risk culture integrated into the Bank in its entirety, a strong governance structure, and advanced risk management processes and tools . Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices . They are : 1. A strong risk culture that all employees follow, that covers all risks, and promotes socially responsible management, contributing to the Bank's long - term sustainability. 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits. 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications. Senior management promotes risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite. 4. Independence of risk management and control functions. 5. Comprehensive anticipatory risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management, which enables risks to be identified, assessed, managed and communicated appropriately at the respective levels. These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank . The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily . It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control . All identified risks should, therefore, be associated with risk categories to organise their management, control and related information . The Bank's risk classification enables effective risk management, control and communication . Its corporate risk framework includes the following : Credit risk: it is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation. Market risks: they arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk, which arises from changes in the exchange rate between currencies. - Fair value interest rate risk, which arises from changes in market interest rates. - Price risk, which arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. - Inflation risk, which arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. Liquidity risk: it is the risk that liquid financial resources will not be available to meet obligations as they become due or can only be obtained at a high cost. Operational risk: it is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 182

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Capital risk : it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan . Risk governance The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board . It is based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organisation . The Bank's model of three lines of defence aims to ensure effective risk management and control : First line Business lines and all other risk - creating functions constitute the first lines of defence . These functions must ensure their risks align with the approved risk appetite and corresponding limits . Any unit that originates risk has primary responsibility for managing said risk . Second line The areas directly involved in managing Risks, Compliance and Conduct constitute the second line of defence . Their role is to independently monitor and challenge the risk management activities of the first line of defence . These functions ensure risk management complies with the risk appetite defined by the Board and promote a strong risk culture throughout the organisation . Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks . The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees . Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure . It has a corporate governance system aligned with local regulations and international best practices . Furthermore, it has several high - level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report : A. Integral Risk Committee (CIR) The Board's Integral Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank . In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems . B. Directors and Audit Committee (CDA) The main objective of the committee is to supervise the Bank and its subsidiaries in the process of generating the financial statements . This also includes the supervising the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors, and the general public . All of this with to ensure the efficiency of the company's internal control systems, as well as its compliance with the applicable rules and regulations . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 183

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued C. Asset and Liabilities and Markets Committee (ALCO) This committee’s main functions is to monitor and manage the structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity . Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analysing the main economic and risk factors that directly impact the performance of the trading portfolios . D. Appointment Committee This committee constantly reviews the application of appointment policies and processes to those positions defined as 'key personnel' and reviews the application of these policies to other individuals in the organisation. E. Remuneration Committee The function of this committee is to constantly review the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key personnel' and also of other persons in the organisation in general. The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO) and reports directly to the CEO . The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks . This division is responsible for credit, market, non - financial, compliance, and reputational risks . The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defence in risk management and internal control . C R E D I T R I S K Credit risk is the risk arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation . It is our most relevant risk, both in terms of exposure and capital consumption . C red i t r i s k m a n a g e m en t The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the initial transaction, the client and the portfolio. Identifying credit risk allows for active management and effective control of portfolios. External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes: 1. Planning : Planning allows us to establish business objectives and define concrete action plans according to our risk appetite . The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios . These strategic plans determine the commercial strategies, risk policies, channels and infrastructure needed to fulfil the strategic plan of each business unit, ensuring a holistic view of the loan portfolios . 2. Risk assessment and credit rating process : Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations . The funds or net cash flows from their business or regular income are analysed to determine this capacity . Our credit quality assessment models are built around rating engines, different for each of our segments, which we monitor and test to fine - tune the decisions and ratings that are assigned . 3. Scenario analysis : This enables the determination of potential risks in credit portfolios, providing a better understanding of their behaviour under different macroeconomic conditions, as well as anticipating and applying strategies to avoid future deviations from established plans and goals . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 184

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 4. Monitoring : Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution . The periodic monitoring of business performance and its comparison with pre - established plans are essential in credit risk management . Our monitoring function uses a system that helps establish client - specific monitoring levels, policies and actions . 5. Credit risk mitigation techniques : Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security . These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default . 6. Recovery management : Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery . Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value through recoveries . The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarised below : - Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements . - Establishing the authorisation structure for the approval and renewal of credit applications . The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries . - Authorisation limits are assigned to the respective business unit officers (commercial, consumer, SME) and are monitored continuously by the administration . Furthermore, these limits are regularly reviewed . Risk assessment teams at the branch level regularly interact with clients . Nevertheless, for large operations, the risk teams at the head office and even the Risk Committee may collaborate directly with clients in assessing credit risks and preparing credit applications . - Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), by issuer, credit ratings and liquidity (for investments) - Developing and maintaining the Bank's risk classification to categorise risks by the exposure to financial loss of the respective instruments and with the purpose to focus risk management specifically on the related risks . - Reviewing and assessing credit risk . The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or financial investments . Credit renewals and reviews are subject to similar processes . The risk assessment teams regularly interact with our clients . Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions . Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters . The Bank's Board of Directors defines the powers of each committee . In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as the debt servicing capacity (including, typically, projected cash flows), the customer's financial history, and/or their projections for the economic sector in which they operate . The risk division is actively involved in this process and prepares the credit application for the customer . All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation . Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk . For example, a corporation would be assessed with its subsidiaries and affiliates . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 185

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Their respective risk divisions assess and approve consumer loans (individuals, SMEs) . The assessment is based on an evaluation system known as GARRA, an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors . The credit application process is based on collecting information to determine the client's financial situation and ability to pay . The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports . For investments in debt instruments, the Bank assesses the probability of non - collectability or default of issuers or counterparties using internal and external assessments such as the independent risk assessors . Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation . Furthermore, the Bank operates with several instruments which involve exposure to credit risk, but this is not reflected in the Consolidated Statements of Financial Position, such as guarantees and warranties, documented letters of credit and contingent commitments to extend credit . Guarantees and warranties represent an irrevocable payment obligation . If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments . These transactions involve the same credit risk exposure as ordinary loans . Documented letters of credit are commitments recorded by the Bank on behalf of the customer . They are secured by the traded goods they relate to and have a lower risk than direct borrowing . The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds . In the case of contingent commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused portion of the commitment . Nevertheless, the probable loss amount is less than the unused total of the commitment . In addition, the Bank monitors the maturity period of the credit lines because long - term commitments generally have a higher credit risk than short - term commitments . Covid - 19 Solutions The government has supported SMEs by expanding the Guarantee Fund for Small Entrepreneurs (Fogape) and by amending rules and regulations to encourage banks to provide working capital loans to small businesses . Regarding provisions, on July 17 , 2020 , the CMF requested the determination of specific provisions for loans backed by Fogape guarantees, for which expected losses must be determined, estimating the risk of each transaction, without considering the mitigation of the credit quality of the guarantor, according to the appropriate individual or group analysis method, under the provisions of Chapter B - 1 of the CASB . See Note 2 , letter q . As of December 31 , 2023 and 2022 , the balance of provisions for this item amounted to Ch $ 10 , 170 million and Ch $ 19 , 423 million, respectively . Additional provisions According to FMC regulation, banks can establish provisions above the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . These provisions shall be reported under liabilities per number 9 of Chapter B - 1 of the FMC's CASB . The Bank's Board of Directors, due to the adverse effects caused by the pandemic, the decrease in state aid, and the current economic situation, approved the constitution of additional voluntary provisions, which as of December 31, 2023 and 2022 amount to Ch$293,000 million. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 186

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Maximum credit risk exposure

For financial assets recognised in the Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount. The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced.

The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of December 31, 2023 and 2022, without deducting collateral and credit enhancements received:

	Note	As of December 31, 2023 Amount of exposure Ch$mn	As of December 31, 2022 Amount of exposure Ch$mn
Deposits in banks	7	2,723,282	1,982,942
Cash in collection process	7	812,524	843,816
Financial assets held for trading at fair value through profit or loss	8		
Financial derivatives contracts		10,119,486	11,672,960
Debt instruments		98,309	154,046
Financial assets at fair value through other comprehensive income	11		
Debt instruments		4,536,025	5,880,733
Loans and receivables from clients		105,257	142,306
Financial derivative contracts for hedge accounting	12	605,529	477,762
Financial assets at amortised cost	13		
Debt instruments		8,176,895	4,867,591
Interbank loans		68,326	32,955
Loans and receivables from clients		39,589,457	37,659,885
Unrecognised loan/credit commitments:			
Letters of credit for goods movement transactions		262,496	255,522
Transactions related to contingent events		1,641,510	1,476,599
Immediately repayable unrestricted credit lines		9,490,141	8,974,077
Guarantees and sureties		494,104	924,173
Contingent loans linked to CAE		813	1,617
Other credit commitments		313,505	313,345
Total		**79,037,659**	**75,660,329**

As defined in the CASB, the provisions for credit risk on loans and receivables (Due from banks and loans and receivables from clients) and contingent credits are determined under the criteria defined in Chapters B-1 to B-3 of the CASB. At the same time, loans and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortised cost have any impairments measured according to Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements. In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loan losses (Due from banks and loans and receivables from clients) and contingent loans is set out in Note 2 (q). The methodology used for calculating provisions for loans and receivables and debt instruments measured at fair value through other comprehensive income and debt instruments measured at amortised cost is described in Note 2 (r). Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n. For derivative instruments, as of December 31, 2023, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$3 billion or 25% of assets. The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding

Consolidated Financial Statements December 2023 / Banco Santander-Chile 187

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued to the largest exposures are also included. The exposure as of December 31, 2023, considering the fair value of derivative instruments, amounts to: Total Financial Derivative instruments exposure investments Loans Deposits (Market - adjusted) U S$ m il l i on U S$ m il l i on U S$ m il l i on U S$ m il l i on U S$ m il l i on Ranking D o m e sti c Loans 7 - - 7 - 2 Hong Kong 1 - - 1 - 2 Italy 3 - - - 3 3 Mexico 1 - 1 - - 2 China 12 - 1 8 3 Total Our exposure to Spain within the group is as follows: Total e x p o sur e Financial i n v e st m e nt s Loans Deposits Derivative instruments ( m ar k e t - a d j u st e d ) Classification D o m e sti c Loans Counterpart In US$ million. 338 - - 46 292 1 Spain Banco Santander SA (*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain . Recognition and measurement of credit risk provisions The Bank segments loans and contingent loans by the type of obligor and loan to an appropriate level of detail for applying the credit risk models . Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction . Provisions established for financial assets measured at amortised cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets . The amount of the portfolio net of provisions is reported in the Statement of Financial Position . Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC . Provisions for financial assets at fair value through other comprehensive income are presented in Note 11 , provisions for financial assets at amortised cost are presented in Note 13 and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note 26 . The following is a breakdown of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CASB standards (B 1 to B3) as of December 31, 2023 and 2022: F i n a n c i a l a ss e t s bef o re p r o v i sio n s E stab l i s h e d p r o v i sio n s I m p ai r ed P or t fo li o Su bst a n d a r d Portfolio N or m a l P or t f o li o A s o f D e c e m ber 31 , 2023 (**) Ch$mn Assessment Assessment Assessment Group Individual Individual Group Individual Deductible F OG A P E C o v i d - 19 guarantees I m p ai r ed P or t fo li o Su bst a n d a r d Portfolio N or m a l P or t f o li o Assessment Assessment Assessment Group Individual Individual Group Individual exposure - - - - - 114 - - - - 68,440 Interbank loans 10,170 211,331 257,192 30,658 68,151 92,730 440,453 738,047 1,008,865 4,867,446 11,016,846 Commercial loans - 116,031 - - 32,350 - 635,500 - - 16,437,939 - Mortgage loans - 166,031 - - 169,34 5 - Consumer loans - 5,322,350 - - 276,000 - 7,821 5,315 5,762 6,384 15,000 Contingent loan 1,636,590 971,496 73,518 8,429 11,492 ** See Note 13 letters c, d and e for further details. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 188

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2022 (**) Ch$mn	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Deductible FOGAPE Covid-19 guarantees
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	32,991	-	-	-	-	36	-	-	-	-	-
Commercial loans	10,952,240	4,554,140	1,110,717	698,790	368,702	97,070	81,181	36,420	220,089	186,830	19,424
Mortgage loans	-	15,306,945	-	-	422,064	-	29,593	-	-	76,998	-
Consumer loans	-	5,103,219	-	-	179,593	-	168,119	-	-	120,801	-
Contingent loan exposure	2,118,902	863,867	52,267	8,464	4,883	15,036	6,137	8,873	4,377	3,546	-

** See Note 13 letters c, d and e for further details.

The following is a summary of the provisions associated with financial assets that are provided for per IFRS 9:

	As of December 31, 2023	As of December 31, 2022
	Ch$mn	Ch$mn
Debt instruments at amortised cost	1,729	894
Debt instruments at fair value with changes in other comprehensive income	787	877
Loans and receivables	125	326
Total	**2,641**	**2,097**

As of December 31, 2023, and 2022, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r). As of December 31, 2023 and 2022, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality with individual assessment (normal portfolio).

Impaired

The impaired loan portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Impaired portfolio	As of December 31, 2023		As of December 31, 2022	
	Financial assets	Provisions	Financial assets	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,178,500	468,523	1,067,492	406,919
Mortgage loans	635,500	116,031	422,064	76,998
Consumer loans	276,000	166,031	179,593	120,801
Contingent loan exposure	19,921	13,136	13,347	-
Total	**2,109,921**	**763,721**	**1,682,496**	**604,718**

Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more.

Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non-performance.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 189

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Individual/Group Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and its own internal model for consumer loans . IFRS 9 aims to recognise expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition . This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information . Always on the premise that information is available at no cost or effort . The grouping is based on similar risk characteristics . I m p a i r e d l o a ns The impaired portfolio consists of the non - performing loans (C 1 to C 6 ) plus B 3 and B 4 in the case of individual assessment . As of December 31 , 2023 and 2022 , the impaired portfolio amounts to Ch $ 2 , 291 , 620 million and Ch $ 1 , 847 , 333 million, respectively . IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganisation, and disappearance from the active markets, among others . Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired . Charge - offs Charge - offs must be applied when the contractual rights to the cash flows expire . Charge - offs are translated into derecognitions in the Statement of Financial Position and include the unmatured portion in the case of instalment loans . Additional circumstances could lead to a loan charge - off, such as when the Bank concludes that it will not obtain any flows, when there is no enforceable title, when collection actions become time - barred or when the deadlines defined by the FMC are reached (see Note 2 letter q) . As of December 31 , 2023 and 2022 , loan write - offs amount to Ch $ 456 , 947 million and Ch $ 337 , 851 million, respectively . IFRS 9 states that a write - off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part . A charge - off constitutes a derecognition in the financial statements . Debt instruments and loans and accounts receivable from customers measured at fair value with changes in other comprehensive income do not present written - off instruments/operations . R e c o nc i l i a t i o n o f p r o v i s i o n s a n d l o a n s The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortised cost and for contingent claims is presented in Note 13 (f, g, h, i and j) . The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11 . The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of December 31 , 2023 and 2022 , is presented below : Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 190

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**32,991**	**-**	**-**	**-**	**-**	**32,991**
Change in measurement without portfolio reclassifying during the period:	-	-	-	-	-	**-**
Change due to portfolio reclassification:	-	-	-	-	-	**-**
New loans originated	-	-	-	-	-	**-**
New loans due to translation from contingent to loans	269,234	-	-	-	-	**269,234**
Paid from loans	(232,433)	-	-	-	-	**(232,433)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	(1,352)	-	-	-	-	**(1,352)**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of December 31, 2023	**68,440**	**-**	**-**	**-**	**-**	**68,440**

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**428**	**-**	**-**	**-**	**-**	428
Change in measurement without portfolio reclassifying during the period:	71,886	-	-	-	-	71,886
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	-	-	-	-	-	-
New loans due to translation from contingent to loans	-	-	-	-	-	-
Paid from loans	(40,515)	-	-	-	-	(40,515)
Provision application for charge-offs	-	-	-	-	-	
Exchange rate difference	1,192	-	-	-	-	1,192
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2022	**32,991**	**-**	**-**	**-**	**-**	**32,991**

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**
Change in measurement without portfolio reclassifying during the period:	618,832	323,191	726,401	474,070	75,818	**2,218,312**
Change due to portfolio reclassification:	(151,459)	(166,630)	84,632	80,413	153,044	**-**
New loans originated	18,946,316	2,079,422	-	-	-	**21,025,738**
New loans due to translation from contingent to loans	34,822	52,126	-	-	-	**86,948**
Credit sold assigned	(41,534)	-	-	-	-	**(41,534)**
Loans payment	(19,425,694)	(1,977,734)	(917,506)	(460,608)	(68,173)	**(22,849,715)**
Provision application for charge-offs	-	-	-	(58,572)	(89,060)	**(147,632)**
Exchange rate difference	83,323	2,873	4,622	3,953	168	**94,939**
Other changes in provisions	-	58	(1)	1	(46)	**12**
Balance as of December 31, 2023	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 191

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**10,604,149**	**4,950,168**	**1,162,468**	**573,503**	**363,157**	**17,653,445**
Change in measurement without portfolio reclassifying during the period:	575,810	478,635	713,425	492,691	56,165	2,316,726
Change due to portfolio reclassification:	(253,986)	(111,233)	179,061	75,650	86,564	(23,944)
New loans originated	23,079,072	1,214,388	-	-	-	24,293,460
New loans due to translation from contingent to loans	91,871	53,004	-	-	-	144,875
Paid from loans	(22,931,603)	(1,935,748)	(826,939)	(504,836)	(58,200)	(26,257,326)
Provision application for charge-offs	(2)	(6,587)	(11)	(51,137)	(78,890)	(136,627)
Exchange rate difference	(8,378)	100	94,208	(2,695)	118	83,353
Other changes in provisions	(204,693)	(88,587)	(211,495)	115,614	(212)	(389,373)
Balance as of December 31, 2022	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	-	**15,306,945**	-	**422,064**	**15,729,009**
Change in measurement without portfolio reclassifying during the period:	-	274,589	-	55,057	**329,646**
Change due to portfolio reclassification:	-	(237,774)	-	238,942	**1,168**
New loans originated	-	1,786,638	-	4,439	**1,791,077**
New loans due to translation from contingent to loans	-	-	-	-	**-**
Paid from loans	-	(692,564)	-	(46,210)	**(738,774)**
Provision application for charge-offs	-		-	(38,193)	**(38,193)**
Exchange rate difference	-	-	-	-	**-**
Other changes in provisions	-	105	-	(599)	**(494)**
Balance as of December 31, 2023	-	**16,437,939**	-	**635,500**	**17,073,439**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	-	**13,483,219**	-	**392,956**	**13,876,175**
Change in measurement without portfolio reclassifying during the period:	-	1,077,915	-	21,939	1,099,854
Change due to portfolio reclassification:	-	(50,695)	-	33,319	(17,376)
New loans originated	-	1,235,814	-	2,063	1,237,877
New loans due to translation from contingent to loans	-		-		-
Paid from loans	-	(438,973)	-	(29,411)	(468,384)
Provision application for charge-offs	-		-		-
Exchange rate difference	-		-		-
Other changes in provisions	-	(335)	-	1,198	863
Balance as of December 31, 2022	-	**15,306,945**	-	**422,064**	**15,729,009**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 192

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	-	**5,103,219**	-	**179,593**	**5,282,812**
Change in measurement without portfolio reclassifying during the period:	-	2,656,137	-	142,282	**2,798,419**
Change due to portfolio reclassification:	-	(337,911)	-	338,758	**847**
New loans originated	-	2,604,626	-	37,900	**2,642,526**
New loans due to translation from contingent to loans	-	647,911	-	923	**648,834**
Paid from loans	-	(5,358,108)	-	(149,779)	**(5,507,887)**
Provision application for charge-offs	-	-	-	(271,123)	**(271,123)**
Exchange rate difference	-	3,951	-	6	**3,957**
Other changes in provisions (if applicable)	-	2,525	-	(2,560)	**(35)**
Balance as of December 31, 2023	-	**5,322,350**	-	**276,000**	**5,598,350**

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	-	**4,844,526**	-	**154,722**	**4,999,248**
Change in measurement without portfolio reclassifying during the period:	-	2,887,468	-	37,923	**2,925,391**
Change due to portfolio reclassification:	-	(252,413)	-	203,624	**(48,789)**
New loans originated	-	1,761,710	-	24,566	**1,786,276**
New loans due to translation from contingent to loans	-	780,163	-	453	**780,616**
Paid from loans	-	(4,906,386)	-	(77,865)	**(4,984,251)**
Provision application for charge-offs	-	(14,431)	-	(163,848)	**(178,279)**
Exchange rate difference	-	1,409	-	3	**1,412**
Other changes in provisions (if applicable)	-	1,173	-	15	**1,188**
Balance as of December 31, 2022	-	**5,103,219**	-	**179,593**	**5,282,812**

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**
Change in measurement without portfolio reclassifying during the period:	78,481	45,563	72,331	5,123	7,979	**209,477**
Change due to portfolio reclassification:	(18,789)	(1,408)	17,342	3,268	10,716	**11,129**
New loans originated	1,736,962	212,714	-	-	-	**1,949,676**
New loans due to translation from contingent to loans	433	36,078	6	118	434	**37,057**
Paid from loans	(2,306,018)	(234,995)	(68,741)	(8,552)	(12,658)	**(2,630,964)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	27,658	78,805	609	10	155	**107,237**
Other changes in provisions (if applicable)	-	-	(329)	(149)	109	**(369)**
Balance as of December 31, 2023	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 193

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**2,229,041**	**2,706,987**	**47,343**	**4,782**	**5,793**	**4,993,946**
Change in measurement without portfolio reclassifying during the period:	173,259	(148,587)	3,115	693	791	29,271
Change due to portfolio reclassification:	(23,650)	(703)	20,949	5,139	3,512	5,247
New loans originated	2,083,640	284,727	26,630	4,535	3,861	2,403,393
New loans due to translation from contingent to loans	-	-	-	-	-	-
Paid from loans	(2,379,672)	(2,103,411)	(43,853)	(8,057)	(9,510)	(4,544,503)
Provision application for charge-offs	(431)	89,415	4	150	264	89,402
Exchange rate difference	(4,274)	3,652	3	(2)	34	(587)
Other changes in provisions (if applicable)	39,950	2,659	(1,879)	1,371	12	42,113
Balance as of December 31, 2022	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**

The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in their ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A customer will be classified towards the impaired portfolio if the possibility of recovering the credit is considered remote, as they show an impaired or no ability to pay.

The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortised cost as of December 31, 2023 and 2022, are presented below:

A. Financial assets at fair value through other comprehensive income

Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2023	**5,880,733**
Purchases of debt instruments	41,150,092
Sales and maturities	(42,616,549)
Changes in instrument valuation	121,749
Balance as of December 31, 2023	**(4,536,025)**

Debt financial instruments Ch$mn	Cartera Normal
Balance as of January 1, 2022	**5,801,378**
Purchases of debt instruments	31,456,434
Sales and maturities	(31,246,402)
Changes in instrument valuation	(130,677)
As of December 31, 2022	**5,880,733**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 194

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Credits and receivables from clients **Ch$mn**	Normal Portfolio
Balance as of January 1, 2023	**142,632**
New loans originated	85,533
Sales and maturities	(138,700)
Changes in instrument valuation	15,792
Balance as of December 31, 2023	**105,257**

Credits and receivables from clients **Ch$mn**	Normal Portfolio
Balance as of January 1, 2022	**99,643**
New loans originated	72,745
Sales and maturities	(24,835)
Changes in instrument valuation	(4,921)
As of December 31, 2022	**142,632**

B. Debt instruments at amortised cost

Debt financial instruments **Ch$mn**	Normal Portfolio
Balance as of January 1, 2023	**4,868,485**
Purchases of debt instruments	3,342,572
Sales and maturities	(96,900)
Changes in instrument valuation	64,467
Balance as of December 31, 2023	**8,178,624**

Debt financial instruments **Ch$mn**	Normal Portfolio
Balance as of January 1, 2022	**4,692,440**
Purchases of debt instruments	-
Sales and maturities	-
Changes in instrument valuation	176,045
As of December 31, 2022	**4,868,485**

Guarantees and credit enhancements

In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred.

The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in client transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 195

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal division.

The Bank also has rating tools that enable it to rank the credit quality of transactions or clients. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the customer segment analysed (commercial, consumer, SME, etc.).

The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of December 31, 2023 and 2022, are presented below:

	As of December 31, 2023				As of December 31, 2022			
	Maximum credit risk exposure Ch$mn	Guarantee Ch$mn	Net exposure Ch$mn	Allowance Ch$mn	Maximum credit risk exposure Ch$mn	Guarantee Ch$mn	Net exposure Ch$mn	Allowance Ch$mn
Interbank loans	68,440	-	68,440	114	32,991	-	32,991	36
Commercial loans	18,071,657	9,893,336	8,178,321	670,232	17,827,221	9,945,505	7,881,716	641,340
Residential Mortgage loans	17,073,439	16,589,333	484,106	148,381	15,729,009	15,358,111	370,898	106,591
Consumer loans	5,598,350	586,050	5,012,300	335,376	5,282,812	593,660	4,689,152	288,920
Contingent loans exposure	2,701,525	378,648	2,322,877	40,282	3,048,383	476,327	2,572,056	37,969
Total	**43,513,411**	**27,447,367**	**16,066,044**	**1,194,385**	**41,920,416**	**26,373,603**	**15,546,813**	**1,074,856**

Residential Mortgage loans are, by their nature, covered by the property that the customer has acquired, and which guarantees the transaction.

When the Bank can receive or foreclose a property, it is accounted for as an 'Asset received or awarded in lieu of payment', and the loan and its provision are derecognised. The asset received is carried at the lower of book value and fair value (appraisal) minus costs to sell, under IFRS 5, and categorised as held for sale. Once a loan has been derecognised, there are no subsequent enforcement activities.

Impaired and non-impaired financial assets with associated guarantees, collateral or credit enhancements in favour of the Bank as of December 31, 2023 and 2022, are presented below:

	As of December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Non-impaired financial assets		
Properties/mortgages	29,279,845	28,012,572
Investments and others	5,300,893	4,441,058
Impaired financial assets		
Properties/mortgages	2,444,084	2,009,968
Investments and others	293,347	274,296
Total	**37,318,169**	**34,737,894**

Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favour of the other, either in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 196

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Loan limits of debtors related to the ownership or management of the Bank

According to Article 84, No 2 of the General Banking Law (LGB) and the UCBR 12-4, the total amount of loans granted to a group of related persons may not exceed 5% of the bank's regulatory capital; this limit increases to 25% if what exceeds 5% corresponds to loans secured by guarantees. In no case may the total of such loans granted by a bank exceed the amount of its regulatory capital. Furthermore, these loans may not be granted on more favourable terms in terms of maturity, interest rates or guarantees than those granted to third parties in similar operations.

A person's relationship with the Bank emerges when they have a direct, indirect or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to refute the presumption.

A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other, in which there is a presumption that loans granted to one person will be used for the benefit of another, or that there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest.

Subsidiaries, business support companies and affiliated companies are companies related to a bank.

Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security.

As of December 31, 2022 and 2022, the lending limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the UCBR are as follows:

	As of December 31, 2023		As of December 31, 2022	
	%	Ch$mn	%	Ch$mn
Overall limit to related groups of persons	7%	488,511	7%	473,133
Regulatory capital		6,978,733		6,759,047

MARKET RISK

Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, which are reflected in changes in the various assets/liabilities and financial risk factors. Market risk management aims to manage and control market risk exposure within acceptable parameters.

Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation.

- Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet.
- Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated.
- Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 197

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Price risk is generated by the volatility of rates or prices of assets or liabilities . Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management . Market risk management The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division . The appropriate committees approve the limits, with responsibility resting mainly with the ALCO . The Integrated Risk Committee also reviews the principal market risks . The Financial and Capital Management areas, as part of the Financial Vice - Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division : i. To optimise the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short - and long - term regulatory liquidity limits. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 198 iii. Inflation risk management and exposure iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars . The Bank's internal management for measuring market risk is mainly based on analysing the management of the following three components : trading portfolio Local financial management portfolio Foreign financial management portfolio The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area . The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short - term price movements . Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio . The roles that concern the trading portfolio comprise the following : i. applying Value - at - Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits,

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. M a r k e t r i s k - T r a di n g po r t f o l i o The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio . The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading . This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds . At the end of the year, the trading portfolio did not contain investments in equity . For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a pre - determined historical period . From that information, the maximum loss is inferred with a certain level of confidence . The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions . All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters . As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1 - day horizon at a confidence level of 99 . 00% . It is the maximum one - day loss that the Bank could expect to suffer on a given portfolio with the 99 . 00 % confidence level . In other words, it is the loss that the Bank would expect to exceed only 1 . 0 % of the time . VaR provides a single estimate of market risk that is not comparable from one market risk to another . Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time . The Bank does not calculate three separate VaRs . Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type . The VaR programme performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities) . Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data . Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor . Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points . As a result, the higher of the two VaRs is reported . The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place . L i m i t a t i o ns o f t h e V a R m o de l In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors ; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued . The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results . This valuation function shall be applied to generate simulated prices for all instruments in each scenario . Furthermore, the VaR methodology should be interpreted considering the following limitations: Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 199

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution . The normal distribution assumption, in particular, may underestimate the probability of extreme market movements . - The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors . Any modification of the data may be inappropriate . In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used ; - A 1 - day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day . It would not be possible to liquidate or hedge all positions in one day ; - The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; - The use of a 99 % confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and - The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses . As of December 31 , 2023 and 2022 , the Bank did not exceed the VaR limits of the trading portfolio’s three components : fixed - income, equity, and foreign currency investments . The Bank performs back - testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days . At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio . As of December 31 , 2023 and 2022 , the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 200

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The high, low and average levels for each component and each year were as follows:

VAR	As of December 31, 2023 US$mn	As of December 31, 2022 US$mn
Consolidated:		
High	6.81	6.23
Low	2.61	2.73
Average	4.09	4.41
Fixed income investments:		
High	5.06	5.78
Low	2.11	2.75
Average	3.15	4.20
Variable income investments:		
High	-	-
Low	-	-
Average	-	-
Foreign currency investments		
High	5.79	4.82
Low	0.23	0.17
Average	2.20	1.14

Market risk – Local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions.

The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:
Bounded limit = square root of a2 + b2 + 2ab, in which:

a: limit in national currency.
b: limit in foreign currency.
Since it is assumed that the correlation is 0. 2ab = 0.

Limitations of sensitivity models

The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global

Consolidated Financial Statements December 2023 / Banco Santander-Chile 201

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The scenario simulation assumes that the volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.

- This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.

- The model does not consider the sensitivity of volumes resulting from changes in interest rates.

- Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

Market Risk - Financial Management Portfolio as of December 31, 2023, and 2022:

	As of December 31, 2023		As of December 31, 2022	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)				
Loss limit	124,904	353,718	33,550	95,710
High	79,657	173,389	23,982	57,176
Low	41,151	88,382	15,459	39,957
Average	62,740	133,464	21,366	49,580
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	157,400	174,889	38,231	43,329
High	17,775	91,935	9,713	33,388
Low	227	53,436	255	20,371
Average	9,718	70,397	3,173	26,310
Financial management portfolio - consolidated (in Ch$mn)				
Loss limit	124,904	353,718	33,550	95,710
High	75,816	283,550	28,699	76,738
Low	34,663	246,664	16,515	66,098
Average	64,477	268,776	23,438	71,003

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 202

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardised Basis.

The following risks will determine Market Risk Exposure:

- Interest Rate Risk
- Foreign exchange Risk
- Readjustment (Inflation) Risk
- Currency Options Risk

The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest and repricing income plus interest rate sensitive fees:

	As of December 31, 2023	As of December 31, 2022
	Ch$mn	Ch$mn
Market risk of the trading book		
Exposure to interest rate risk	371,203	441,688
Exposure to foreign currency risk	9,13	1,535
Exposure to foreign currency options	3,167	1,145
Total exposure of the trading portfolio	**383,5**	**444,368**
10% of Risk Weighted Assets (RQA)	479,374	555,46
Subtotal	862,874	999,828
Limit = Regulatory capital	6,978,733	6,759,047
Available margin	**6,115,859**	**5,759,219**
Short-term exposure to interest rate risk	97,41	193,895
Exposure to readjustment (inflation) risk	161,222	112,523
Short-term risk of the banking book	**258,632**	**306,418**
Limit = 55% of total net interest income + fees sensitive to interest rates	575,483	530,199
Available margin	**316,851**	**223,781**
Long-term exposure to interest rate risk	1,057,637	1,194,181
Limit = 35% of regulatory capital	2,442,556	2,365,666
Available margin	**1,384,919**	**1,171,485**

To fulfill its functions, the Integral risk Committee works directly with the Bank's control and risk departments whose joint objectives include:

- Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks;

Consolidated Financial Statements December 2023 / Banco Santander-Chile 203

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy; • ensure the integration, control and management of all the Bank's risks; • execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics; • develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision - making processes; • identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and • manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base. To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include : calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc . ) ; calculate the probabilities of expected loss for each portfolio and/or investments ; assign loss factors to new operations (rating and scoring) ; measure the risk values of portfolios and/or investments based on different scenarios through historical simulations ; establish limits on potential losses based on the different risks incurred ; determine the possible impacts of structural risks on the Bank's Consolidated Income Statements ; set the limits and alerts that guarantee the Bank's liquidity ; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions . The Integral Risk Committee (CIR) is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks . IBOR Reform In December 2020 , the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non - USD LIBOR and USD LIBOR 1 W and 2 M tenors until December 31 , 2021 , and of all other USD LIBOR tenors after publication on December 31 , 2023 . The Bank has been working since 2019 on the transition to risk - free reference rates (RFR), including the SOFR . In this context, the Bank's work plan includes the identification of the affected customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates . The Bank has been working based on its IBOR transition programme, focusing mainly on : i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capabilities through the renegotiation of existing USD LIBOR benchmarked contracts, vi) Preparing systems for the transition from USD LIBOR to SOFR or term SOFR and conducting the relevant tests to ensure a successful migration . In this regard, efforts in the latter half of 2022 and the first half of 2023 have focused on the following aspects : Renegotiating USD LIBOR - linked contracts maturing after December 31, 2023, with affected customers. Preparing systems and performing the relevant tests for migrating USD LIBOR transactions to SOFR or term - SOFR, both bilaterally and with the Clearing houses. Preparing curves, price fixing mechanisms and risk models to ensure the adequate performance with the new SOFR and term - SOFR rates. In the second half of 2023 and onwards, work will focus on monitoring the smooth transition of the remaining loan transactions to be migrated in the Bank’s systems, which will take place on the next interest settlement date following the signature of the new SOFR or term - SOFR contract . It should be noted that all contracts referenced to USD LIBOR before December 31 , 2023 , have been renegotiated and remediated, and all migrations with the London Clearing House (LCH) and bilateral derivatives have been successfully completed, so that the use of synthetic USD LIBOR has not been necessary . As of December 31 , 2023 , the financial asset and liability items impacted by the IBOR reform are loans and receivables from customers, deposits, financial instruments and derivative contracts . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 204

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms . Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation . The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short - term fluctuations and long - term funding while complying with internal liquidity regulatory requirements . The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business . Based on this information, the area maintains a portfolio of short - term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity . The liquidity needs of the business units are covered by short - term transfers from Financial Management to cover short - term fluctuations and long - term funding to meet all structural liquidity needs . Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity . This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk . Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities . The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks . Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure . The Bank monitors its liquidity position daily, determining future inflows and outflows . Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions . The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect . Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors . At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level . Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups : Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. Liquidity Management Tools, knowns as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions. Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 205

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The Market Risk Area establishes and updates the Bank's Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP.

The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1. *Maturity mismatches subject to regulatory limits*

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.

2. *Monitoring indicators and liquidity ratios subject to regulatory limits*

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department.

HQLA	As of December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Tier 1: cash and cash equivalents	1,969,547	1,453,265
Tier 1: fixed income	6,072,282	5,424,452
Tier 2: fixed income	6,240	8,066
Total	**8,048,069**	**6,885,783**

3. *Liquidity Coverage Ratio (LCR)*

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Since 2019, Chilean banks have been required to have a minimum level of 60%, which was gradually increased to 100% by 2022. A minimum level of 100% was required for the financial year of 2023.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 206

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Liquidity coverage ratio	As of December 31, 2023	As of December 31, 2022
	%	%
LCR	212	175

Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC defined a minimum NSFR level of 60% by 2022, rising to 100% by 2026. By 2023 the minimum level required was 70%.

Net stable funding ratio	As of December 31, 2023	As of December 31, 2022
	%	%
NSFR	106	116

5. Information on liquidity position per the requirements of the Central Bank of Chile

i. Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernised liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive
- Second time frame: between 8 days and 15 days inclusive
- Third time frame: between 16 and 30 days inclusive
- Fourth time frame: between 31 days and 90 days inclusive

Consolidated Financial Statements December 2023 / Banco Santander-Chile 207

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of December 31, 2023					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	7,874,553	3,217,485	2,017,597	7,991,785	3,230,081	2,009,451
Cash flow payable (liabilities) and expenses	10,475,218	2,119,787	2,498,713	10,411,396	2,119,787	2,498,985
Mismatch	**(2,600,665)**	**1,097,698**	**(481,116)**	**(2,419,611)**	**1,110,294**	**(489,534)**
Mismatch subject to limits			(1,984,083)			(1,798,851)
Limits:						
1 times the capital			4,367,159			4,491,893
Available margin			2,383,076			2,693,042
% Used			45%			40%

	As of December 31, 2022					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	9,123,887	1,805,516	3,552,792	9,269,188	1,804,580	3,514,336
Cash flow payable (liabilities) and expenses	9,295,580	1,855,664	2,702,150	9,320,125	1,855,664	2,707,135
Mismatch	**(171,693)**	**(50,148)**	**850,642**	**(50,937)**	**(51,084)**	**807,201**
Mismatch subject to limits			628,801			705,180
Limits:						
1 times the capital			4,128,808			4,238,372
Available margin			4,757,609			4,943,552
% Used			15%			17%

ii. Composition of funding sources

The main sources of third-party funding are as follows:

Main sources of funding	As of December 31, 2023	As of December 31, 2022
	Ch$mn	Ch$mn
Deposits and other demand liabilities	13,537,826	14,086,226
Time deposits and other term equivalents	16,137,942	12,978,790
Interbank borrowing	10,366,499	8,864,765
Debt and regulatory capital instruments issued	8,001,045	9,490,009
Total	**48,043,312**	**45,419,790**

The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

Consolidated Financial Statements December 2023 / Banco Santander-Chile 208

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued As of December 31, 2023 and 2022, the Central Bank required Santander to maintain a technical reserve of MCh$0 for both periods. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45 . The liquidity management inherent in derivative and non - derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity . To this end, a high level of liquid assets is maintained, and the level of expected short - term income and expenditure is monitored daily, thus avoiding high concentrations of maturities . On the other hand, a very diversified funding matrix is maintained, both across product types and customer types . O P E R ATIO N AL R I S K Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events . It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non - strategic . Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems . For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities . Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialised, ensuring that risk management priorities are properly established . Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases : strategy and planning; identification, assessment and monitoring of risks and internal controls; implementation and monitoring of mitigation measures; availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: - Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non - financial impact (such as the regulatory impact on customers and/or services). This information: - allows root - cause analysis; - raises awareness of risks; - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy; - facilitates regulatory reporting; - Self - assessment of operational risks and controls . A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function . The goal is to identify and assess material operational risks that could prevent business or support units from achieving their objectives . Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 209

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non - compliance . - External events database . This involves quantitative and qualitative information of external operational risk events . The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self - assessment exercises and scenario analysis . - Analysis of operational risk scenarios . Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers . - A statement establishing the Bank's commitment to controlling and limiting non - financial risk events that lead to or could lead to financial losses ; fraud events ; operational and technological incidents ; legal and regulatory breaches ; conduct issues, or reputational damage . Although a certain volume of losses is expected, unexpected high - severity losses due to a failure of controls are not acceptable . - Internal audit, external audit and regulators' recommendations . They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes . - Capital model . This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios . The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite . - Other specific tools to further analyse and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk programme's perimeter and quality review processes . The Bank's operational risk management and reporting system support programmes and tools focusing on governance, risk and compliance . It provides information for management and reporting and helps improve decision - making in operational risk management by consolidating information, simplifying the process, and avoiding duplication . Operational continuity plan Digital transformation is revolutionising the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers . The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards . This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability . One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident . This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability . Its main objectives are : To protect the integrity of people in a contingency situation. To ensure that core functions are performed, and the impact on service delivery to our customers is minimised in contingency events. To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. To comply with regulatory obligations and requirements. To minimise the entity's potential financial losses and impact on the business. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 210

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued To protect the brand image, credibility and trust in the entity. To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. To contribute to stabilising the financial system. The pandemic challenged the business continuity planning frameworks and strategies . While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system . Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information . Business transformation and digitalisation bring new risks and threats, such as increased payment fraud and origination (credit) fraud . We improved control mechanisms and designed new products to mitigate these risks . Strong authentication processes in the customer enrolment process and the reinforcement of anti - fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud . In the case of cards, the use of chip and PIN cards in shops and ATMs, two - step authentication with one - time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti - skimming elements, as well as improvements in the logical security of these devices . In the case of Internet banking, verification of online banking transactions with a second security factor of one - time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e - banking platform to prevent attacks on the systems, among others . Cybersecurity Cybersecurity threats are expected to increase . The financial sector is expected to be one of the main targets . With the increased reliance on digital systems, cybersecurity is one of the main non - financial business risks . Therefore, our goal is to make the Bank a cyber - resilient organisation that can quickly resist, detect, and respond to cyber - attacks by constantly evolving and improving its defences . In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices . Outsourcing of services In consistence with our digitisation strategy, the Bank aspires to present its customers with the best solutions and products on the market . This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services . In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third - party procurement are properly assessed and managed . The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers . Accordingly, it has reinforced the monitoring of these suppliers to ensure that : They have an appropriate control environment, depending on the level of risk of their service. Business continuity plans are in place to ensure service delivery in case of disruptive events. They have controls to protect sensitive information processed during the delivery of their services. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 211

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations.
- There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity.

Insurance

To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others.

Exposure to net loss, gross loss and gross loss recovery per operational risk event

	As of December 31, 2023 Ch$mn	As of December 31, 2022 Ch$mn
Gross loss and expenses for operational risk events in the period		
Internal fraud	1,367	91
External fraud	7,202	8,513
Labour practices and business security	6,887	8,095
Clients, products and business practices	950	789
Damage to physical assets	267	221
Business interruption and system failures	964	981
Execution, delivery and process management	7,303	3,624
Subtotal	**24,940**	**22,314**
Expense recoveries for operational risk events in the period		
Internal fraud	-	-
External fraud	(5,810)	(2,194)
Labour practices and business security	(1,276)	(1,391)
Clients, products and business practices	(189)	(673)
Damage to physical assets	(12)	-
Business interruption and system failures	(800)	(2)
Execution, delivery and process management	(2,885)	(809)
Subtotal	**(10,972)**	**(5,069)**
Net loss from operational risk events	**13,968**	**17,245**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 212

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as the risk of the Bank or any of its companies of incurring in insufficient quantity and/or quality of capital necessary to : meet the minimum regulatory requirements to operate as a bank ; meet market expectations regarding its creditworthiness ; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan . The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, regulators, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds regulatory requirements. Capital management seeks to optimise value creation in the Bank and its business segments . The Bank continuously assesses its risk - return ratios through its core capital, total regulatory capital, economic capital and return on equity . Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which came into force as of December 1 , 2021 (Basel III) . Economic capital is the capital required to bear the full risk of doing business at a given level of solvency . Capital is managed according to the risk environment, Chile's economic performance and the economic cycle . The respective Committee may amend our existing capital policies to address changes in the above - risk environment . Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorising and assessing all aspects of capital and solvency . The Board of Directors has deferred to the ALCO, the knowledge and assessment of the capital levels and returns in line with the Bank's strategy . In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite . Capital management is based on a Capital Framework designed to ensure that capital, its structure and its composition are appropriate at any point in time, considering the Bank's risk profile and under different scenarios . It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan ; and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank . The capital model defines the functional and governance aspects of capital planning, capital budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure . In addition, this model covers the main capital management activities : 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximise shareholder value . 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (and stress scenarios) . 4. Capital budget progress as part of the Bank's budget process. 5. Monitoring and controlling budget execution and development of action plans to correct any deviations from the budget. Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 213

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued 6. Calculation of capital metrics. 7. Internal capital reporting and reporting to regulatory authorities and the market. The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring and Dividend Policy, and BASILEA III Implementation . A new version of the General Banking Law (LGB) was published in January 2019 . Adopting the capital levels established in the Basel III standards was among the most relevant changes . In 2020 , the final versions of the rules governing the new capital models for Chilean banks were published . According to the new General Banking Law (updated through Law No 21 , 130 ), the minimum capital requirements have increased in quantity and quality . Total regulatory capital remains at 8 % of risk - weighted assets but includes credit, market and operational risk . Minimum Tier 1 capital increased from 4 . 5 % to 6 % of risk - weighted assets, of which up to 1 . 5 % can be Additional Tier 1 (AT 1 ), either in the form of preferred shares or perpetual bonds, which can be convertible into shares . Tier 2 capital is now set at 2 % of risk - weighted assets . Additional capital requirements are incorporated through a conservation buffer of 2 . 5 % of risk - weighted assets . Furthermore, in coordination with the FMC, the Central Bank may establish an additional countercyclical buffer of up to 2 . 5 % of risk - weighted assets consistent with the FMC . Both buffers should be composed of core capital . In addition, the FMC was empowered, subject to the favourable agreement of the Council of the Central Bank of Chile, to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk ; the conditions for issuing hybrid AT 1 instruments ; the determination and capital charges for local systemically important banks ; prudential discounts to regulatory capital ; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II) . Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face . To this end, banks are responsible for developing an internal capital adequacy assessment process . Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process . As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 214

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued The result will be a simplified report with the conclusions of the self - assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks . From 2023 , a full report will be required . On January 17 , 2024 , the FMC issued a statement regarding the application of additional capital requirements according to Pillar II, in which the FMC resolved not to apply said requirements to Banco Santander Chile . On December 12 , 2023 , the FMC issued a regulation (in consultation) regarding adjustments to chapter 21 - 13 of the Updated Compilation of Banking Regulations . This following a review of current regulations and process, where certain aspects were highlighted for improvement or gaps were detected with respect to international standard that needed to be addressed . As a result, they proposed the following adjustments : • Adjust Annex N ƒ 1 on market risks of the banking book (objective I). • Page limits (objective II). • Adjustment of Annex 3 and delivery instruction in Excel format (objective II). • Determination of internal objective, and its link with the charge that the FMC can establish, in accordance with article 66.5 of the General Banking Law (objective III). • Communications (objective III). Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries . The Bank in 2023 published its Pilar III report as required by the FMC . On November 27 and until December 18 , 2023 , the FMC maintained for consultation adjustments to Chapter 21 - 20 of the UCBS, and the associated frequently asked questions document . This is in order to clarify and provide additional guidelines on how the aforementioned Chapter of the UCBS should be complied with . The Bank is waiting for final regulations . The new rules for calculating risk - weighted assets came into force in December, 2021 . Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose . Capital metrics M i n i m u m c a p it a l req u i remen t Under the General Banking Law, a bank must have a minimum of UF 800 , 000 (approximately Ch $ 29 , 431 million or US $ 34 million as of December 31 , 2023 ) of paid - in capital and reserves, calculated under FMC Rules . Ca p it a l req u i remen t According to the General Law of Banks, banks must maintain regulatory capital of at least 8 % of risk - weighted assets, net of required credit loss, as well as a paid - in capital and reserve requirement ('core capital') of at least 3 % of total assets, also net of credit loss . Regulatory and core capital is calculated based on the Consolidated Financial Statements prepared under the CASB issued by the FMC . As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk - weighted assets ratio of 10 . 63 % is currently required . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 215

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2023, and 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Regulatory capital is defined as the aggregate of: a bank's paid - up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and its voluntary provisions for credit loss of up to 1.25% of risk - weighted assets. As of August 21 , 2020 , Circular No 2 , 265 indicating the new method was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk - weighted asset classification, and consequently, their credit risk weighting was reduced from 100 % to 10% . As of March 31 , 2023 , the FMC issued a press release in which it informed about the annual rating of systemically important banks and established requirements . The statement informed that the Board approved resolution No 2 , 319 on this rating, thus maintaining for another year the requirement of an additional core capital charge of 1 . 5 % for the bank . As of May 24 , 2023 , the FMC issued a press release informing about the activation of the Countercyclical Capital requirement . According to the decision of the Central Bank, at its Financial Policy Meeting (RPF) in the first half of 2023 , the board of the Central Bank of Chile agreed to activate the Countercyclical Capital Requirement at a level of 0 . 5 % of risk - weighted assets, enforceable within one year as a precautionary measure in the face of higher external financial uncertainty . This report also considered the unanimous approval of the FMC . From December 1, 2021, the definition of regulatory capital changed and is defined as follows: Paid - up capital of the bank in terms of subscribed and paid - up ordinary shares ; Surcharge paid for the instruments included in this capital component ; Reserves, both non - earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity ; Items of 'Accumulated other comprehensive income' ; Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments . Non - controlling interest as indicated in the CASB . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 216

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of effective equity

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III	Comprehensive consolidated results As of December 31, 2023 Ch$mn	Comprehensive consolidated results As of December 31, 2022 Ch$mn
1	Total assets according to the statement of financial position	70,857,886	68,164,604
2	Investment in unconsolidated subsidiaries	-	-
3	Assets discounted from regulatory capital, other than item 2	10,823,906	12,270,810
4	Credit equivalents	3,446,909	2,890,350
5	Contingent loans	2,604,665	2,776,542
6	Assets arising from the intermediation of financial instruments	33,260	243,345
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**	**66,052,294**	**61,317,340**
8.a	Credit risk-weighted assets, estimated according to standardised methodology (CRWAs)	30,333,749	28,401,718
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	-	-
9	Market risk-weighted assets (MRWAs)	4,793,740	5,554,604
10	Operational risk-weighted assets (ORWAs)	4,424,739	4,070,594
11.a	**= (8.a/8.b+9+10) Risk Weighted Assets (RWAs)**	**39,552,228**	**38,026,916**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAs)**	**39,552,228**	**38,026,916**
12	Shareholders' equity	4,367,159	4,128,808
13	Non-controlling interest	124,735	109,563
14	Goodwill	-	-
15	Excess of minority investments	-	-
16	**= (12+13-14-15) Common equity tier 1 (CET1) equivalent**	**4,491,894**	**4,238,371**
17	Additional deductions to Common Equity Tier 1, other than item 2	94,013	25,455
18	**= (16-17-2) Common Equity Tier 1 (CET1)**	**4,397,881**	**4,212,916**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	-	190,135
21	Preferred shares imputed to Additional Tier 1 capital (AT1)	-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)	608,721	590,247
23	Discounts applied to AT1	-	-
24	**= (19+20+21+22-23) Additional Tier 1 capital (AT1)**	**608,721**	**780,382**
25	**= (18+24) Tier 1 capital**	**5,006,602**	**4,993,298**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,679,130	1,472,749
28	**= (26+27) Equivalent Tier 2 capital (T2)**	**1,972,130**	**1,765,749**
29	Discounts applied to T2	-	-
30	**= (28-29) Tier 2 capital (T2)**	**1,972,130**	**1,765,749**
31	**= (25+30) Regulatory capital**	**6,978,732**	**6,759,047**
32	Additional core capital required to build up the conservation buffer	461,934	444,662
33	Additional core capital required for the constitution of the cyclical buffer	-	-
34	Additional core capital required for systemically rated banks	296,642	142,601
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	-	-

Consolidated Financial Statements December 2023 / Banco Santander-Chile 217

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, and 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and Basel III compliance indicators

Item No	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)	Consolidated results As of December 31, 2023 %	Consolidated results As of December 31, 2022 %
1	**Leverage indicator**	**6.66%**	**6.87%**
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	3.00%	3.00%
2	**Core capital indicator**	**11.12%**	**11.08%**
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	5.25%	4.88%
2.b	Capital buffers deficit		
3	**Tier 1 capital indicator**	**12.66%**	**13.13%**
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	6.75%	6.38%
4	**Regulatory capital indicators**	**17.64%**	**17.77%**
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	8.75%	8.38%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	8.00%	8.00%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	10.63%	9.63%
5	**Solvency rating**	**A**	**A**
	Compliance indicators for solvency		
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS**	**0.97%**	**1.03%**
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	**38.18%**	**34.96%**
8	**Additional Tier 1 capital (AT1) in relation to core capital**	**13.84%**	**18.52%**
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs**	**0.00%**	**0.50%**

Consolidated Financial Statements December 2023 / Banco Santander-Chile 218

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 49 - SUBSEQUENT EVENTS Regulations On January 8 , 2024 , the Financial Market Commission (FMC) published the regulations that establish the minimum revelations that the policy which defines usual business operations must contain and which also regulates the public disclosure of operations with related parties . The regulations establish that the policy which defines normal business operations of stock corporations and special stock corporations must include the following matters : • Date of approval of the policy by the Board of Directors and date of the last modification to it. • Justification for the need to have a usual business operations policy considering the particular case of the company. • Characteristics and conditions that the operations must meet to be carried out under the usual business operations policy. • Control mechanisms to which operations carried out under the policy will be subject. • Person or body responsible for compliance with the control mechanisms indicated by the policy. • Disclosure mechanisms. The regulations will come into force as of September 1 , 2024 . Therefore, current policies must be adapted by the entities, approved by their boards of directors and made available to the public no later than August 30 , 2024 . The Bank is in the process of adopting these regulations . Bonds On January 11 , 2024 , and with a settlement date of January 25 , 2024 , a Swiss franc bond was issued through our EMTN program for an amount of CHF 225 , 000 , 000 , maturing on October 2027 at a placement rate of 2 . 445% . In the local market, the Bank has placed the following bonds : Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 219 Amount Issue date Rate Currency Serie 1,330,000 03 - 01 - 2024 3.40% UF AA13 38,700,000,000 03 - 01 - 2024 6.30% CLP AA9 7,350,000,000 04 - 01 - 2024 6.80% CLP AA7 1,000,000,000 05 - 01 - 2024 6.70% CLP AA8 1,950,000 07 - 02 - 2024 3.30% UF AA14 695,000 11 - 01 - 2024 1.60% UF W3 4,000,000,000 11 - 01 - 2024 6.20% CLP AA2 Affiliates On February 12 , 2024 , Santander Consumer Finance Ltda . announced the signing of a conditional purchase agreement for a portfolio of automotive loans with Servicios Financieros Mundo Crédito Spa, for an amount of up to Ch $ 70 , 000 million . The operation is being analyzed by the National Economic Prosecutor's Office (FNE), a mandatory procedure for market concentration operations . As of the date of issuance of these consolidated financial statements, the FNE has not made a decision regarding the approval of this operation .

Banco Santander - Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31 , 2023 , and 2022 NOTE 49 - SUBSEQUENT EVENTS, continued Other On February 5 , 2024 , the International Finance Corporation (IFC), a member of the World Bank Group (WBG), announced the signing of a US $ 200 million senior loan to Santander Chile to support the expansion of the Bank's residential mortgage loan portfolio, aimed exclusively at women - owned housing . Issuance of Consolidated Financial Statements On February 20 , 2024 , these Consolidated Financial Statements were approved by the Board of Directors . There are no other subsequent events that occurred between January 1 , 2024 , and the date of issuance of these Consolidated Financial Statements (February 20 , 2024 ) to disclose . Con solida te d Fin a n cia l Sta te m e n ts D e ce m be r 202 3 / B a n co Sa n ta n de r - Ch ile 220 ROMÁN BLANCO REINOSA Chief Executive Officer J O NA T H A N C O V A RR U B I A S H . Chief Accounting Officer